Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201338

PROSPECTUS

36,512,329 Shares

MPM Holdings Inc.

Common Stock

This prospectus relates to the offer and resale of up to an aggregate of 36,512,329 shares of common stock of MPM Holdings Inc. by the selling stockholders identified in this prospectus. We are not selling any shares under this prospectus. We will not receive any proceeds from the sale of shares being offered by the selling stockholders.

The selling stockholders may offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our common stock is quoted on the OTCQX Marketplace (the “OTCQX”) under the symbol “MPMQ”. On April 27, 2017, the closing price of our common stock was $9.40 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 28, 2017.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PRESENTATION OF FINANCIAL INFORMATION

Prior to October 24, 2014, the date we emerged from bankruptcy (the “Emergence Date”), MPM Holdings Inc. (“Momentive”) had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Momentive Performance Materials Inc. (“MPM”) for the periods presented and do not give effect to the Plan of Reorganization (as defined below) or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting. Thus, such financial information may not be representative of our performance or financial condition after the Emergence Date. Except with respect to such historical financial information and data and accompanying financial statements and corresponding notes or as otherwise noted or suggested by the context, all other information contained in this prospectus relates to Momentive and its subsidiaries following the Emergence Date. When we use the terms “we,” the “Company,” “us,” “our” or similar words in this prospectus, unless the context otherwise requires, we are referring to Momentive and its subsidiaries following emergence from the Bankruptcy Cases (as defined below).

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys and/or internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.” Unless otherwise noted, all information regarding our market share is based on the latest market data currently available to us, and all market share data is based on net sales in the applicable market.

TRADEMARKS

We have proprietary rights to or are exclusively licensed to use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, Momentive. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, all references to “Momentive” refers to MPM Holdings Inc., “MPM” refers to Momentive Performance Materials Inc. and the “Company,” “we,” “us” and “our” refer, prior to the Emergence, to MPM and its subsidiaries and, after the Emergence, to Momentive and its subsidiaries.

Our Company

We believe we are one of the world’s largest producers of silicones and silicone derivatives and a global leader in the development and manufacture of products derived from quartz and specialty ceramics. Silicones are a multi-functional family of materials used in a wide variety of products, and serve as a critical ingredient in many construction, transportation, healthcare, personal care, electronic, consumer and agricultural uses. Silicones are generally used as an additive to a wide variety of end products in order to provide or enhance certain of their attributes, such as resistance (heat, ultraviolet light and chemical), lubrication, adhesion or viscosity. Some of the most well-known end-use product applications include bath and shower caulk, pressure-sensitive adhesive labels, foam products, cosmetics and tires. Due to the versatility and high-performance characteristics of silicones, they are increasingly being used as a substitute for other materials. Our Quartz division manufactures quartz, specialty ceramics and crystal products for use in a number of high-technology industries, which typically require products made to precise specifications. The cost of our products typically represents a small percentage of the overall cost of our customers’ products.

We believe that our scale and global reach provide significant efficiencies in our fixed and variable cost structure and that our breadth of related products provides significant operational, technological and commercial advantages. Manufacturing capacity at our internal sites and our joint venture in China is sufficient to produce the majority of one of our key intermediates, siloxane, which facilitates a cost effective operating structure and security of supply.

As of December 31, 2016, we had 23 production sites strategically located around the world, which allows us to produce the substantial majority of our key products locally in the Americas, Europe and Asia. Through this network of production facilities, we serve more than 4,000 customers between our Silicones and Quartz businesses in over 100 countries worldwide. We use our global platform to deliver products to companies efficiently on a worldwide basis. Many of our customers are expanding internationally to serve developing areas in Asia, Eastern Europe, Latin America, India and Russia. Maintaining close proximity to our international customers allows us to serve them more quickly and efficiently and thus build strong relationships. Our customers include leading companies in their respective industries.

We believe we have created a value-added, technical service-oriented business model that enables us to target and participate in high-margin and high-growth specialty markets. These specialty markets account for the majority of our revenues and continue to be a growing part of our business.

Net sales, net loss and Segment EBITDA, a non-GAAP financial measure defined elsewhere within this Prospectus Summary, for the year ended December 31, 2016 were $2,233 million, $163 million and $238 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Net (Loss) Income to Segment EBITDA” for a reconciliation of net loss to Segment EBITDA.

Our Strengths

Our company has the following competitive strengths:

Leading Global Silicones Producer. We believe we are one of the world’s largest producers of silicones and silicone derivatives, with leading positions in various product lines and geographic areas. We believe our scale, global reach and breadth of product offerings provide us with significant advantages over many of our competitors by allowing us to serve global customers with precise specifications, particularly those expanding production in developing nations.

Attractive Industry Growth Profile. The broad molecular characteristics of silicones continually lead to new uses and applications, which have led to worldwide industry growth in excess of GDP over the past 20 years. Drivers of growth include end-market growth and increased market penetration, with silicones increasingly being used as a value-added substitute for traditional materials or as a functional additive, which yields new properties for our customers’ products. For instance, silicones act as the conditioning ingredient in “2-in-1” shampoo.

Broad-Based Diversification.

Industry Diversification. Our Silicones business has a diversified revenue base across a variety of end-markets, reducing our vulnerability to industry trends. Furthermore, our products are often used in niche applications that represent a small portion of our customers’ material costs. Our leading end-markets are building and construction, which consists of industrial and infrastructure construction and repair, urethane foam additives, and a number of other specialty products.

Customer Diversification. We have a diverse customer base of more than 4,000 customers between our Silicones and Quartz businesses and are well balanced across multiple geographies. In 2016, our top 20 customers accounted for less than 28% of our net sales, and no single customer accounted for more than 3% of our net sales. We have maintained long-standing relationships with many of our customers.

Geographic Diversification. We have a global sales presence, with approximately 37%, 29% and 34% of our 2016 revenues generated in the Americas, Europe and Asia, respectively.

Global Infrastructure. We are a global company with significant manufacturing capacity in each of the Americas, Europe and Asia. We have 23 production facilities located around the world, R&D centers on three continents and sales to customers in over 100 countries. The Silicones business has three siloxane production facilities located in Waterford, New York, Ohta, Japan and Leverkusen, Germany, as well as a siloxane manufacturing joint venture in Jiande, China, and two silanes production facilities in Sistersville, West Virginia and Termoli, Italy. The Quartz production sites are located in Ohio, Geesthacht, Germany, Kozuki, Japan and Wuxi, China.

We use our global platform to deliver products to companies efficiently on a worldwide basis. Many of our customers are expanding internationally to serve developing areas in Asia, Eastern Europe, Latin America, India and Russia. Maintaining close proximity to our international customers allows us to serve them more quickly and efficiently and thus build strong relationships.

Attractive Intermediate Position. We produce siloxane, the key intermediate required to manufacture silicones, in the United States, Germany and Japan, and source siloxane from a joint venture in China. This manufacturing capacity is sufficient to meet the substantial majority of our current requirements for siloxane. We also source a portion of our requirements through long-term and/or supply agreements. We believe this combination of siloxane supply, along with our ability to purchase siloxane from other suppliers when pricing is advantageous, reduces our overall cost structure and strengthens our overall competitiveness.

Leading Fused Quartz and Specialty Ceramics Producer. We believe that our Quartz business is a global leader in the development and manufacturing of fused quartz and ceramic materials. Fused quartz, a man-made glass manufactured principally from quartz sand, is used in processes requiring extreme temperature, high purity and other specific characteristics. Fused quartz and ceramic materials are used in a wide range of industries, including semiconductor, lamp tubing, manufacturing, packaging, cosmetics and fiber optics. We believe that our Quartz business is a leading global producer of quartz tubing, ingots and crucibles and high-performance, non-oxide ceramic powders, coatings and solids.

Conservative Capital Structure with Stable Free Cash Flow Profile. With a long-dated debt maturity profile and no significant debt maturities due until 2021, we believe we have a conservative capital structure. We also have a modest fixed annual interest expense, as adjusted for the impact of restructuring our capital structure. We believe our stable free cash flow profile will support our long-term growth programs.

Growth and Strategy

We believe that we have opportunities for growth through the following long-term strategies:

Expand Our Global Reach in Faster Growing Regions. We intend to continue to grow by expanding our sales presence and application support around the world. Specifically, we are focused on growing our business in the high growth regions of Asia-Pacific, Eastern Europe, Latin America, India and the Middle East, where the usage of our products is increasing.

Develop and Market New Products. We will continue our efforts to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives we expect to create new generations of products and services which will continue to drive revenue and earnings growth over the long term. In 2016, 2015 and 2014, we invested $64 million, $65 million and $76 million, respectively, in research and development. In recent years we have completed such initiatives as upgrading technology facilities at our Tarrytown, NY site, implementing a full scale pilot line for our coatings business in Leverkusen, Germany, expanding our technology center in Seoul, Korea, and opening a research and development facility in Bangalore, India, all of which further complement our network of innovation centers strategically located to support our customers globally.

Increase Shift to High-Margin Specialty Products. We proactively manage our product portfolio with a focus on specialty, high-margin products. We continue to invest in growth as demonstrated by our recent announcement related to NXT* silane expansion in Leverkusen, Germany anticipated to be operational in 2017.

In addition, we recently acquired the operating assets of Sea Lion Technology, Inc to further support the Silanes business. We previously had a tolling relationship with Sea Lion Technology, Inc. on their site, so these assets are well known to us. We believe the acquisition will enable us to further strategically leverage these assets in support of our NXT* silane business.

These actions enable us to strategically invest in a specialty growth platform and rationalize commodity-oriented siloxane capacity. The actions we are taking to lower costs, transform operations and invest in profitable growth will enhance our competitiveness in the current market environment and position us well when end markets recover.

*	NXT is a trademark of Momentive Performance Materials Inc.

Continue Portfolio Optimization and Pursue Targeted Add-On Acquisitions and Joint Ventures. As a large manufacturer of performance materials, with leadership in the production of silicone, silicone derivatives, quartz and specialty ceramics, we have an advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio and better serve our customers. We believe we will have the opportunity to consummate acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies.

Implement Strategic Cost Reduction Initiatives. Pursuant to our earlier announcements during the fourth quarter of 2015 and as expanded in March and May of 2016, approximately $35 million in annual structural cost reduction initiatives through our global restructuring program have been implemented and have begun delivering savings, of which approximately $29 million were delivered in 2016. At the same time, we initiated strategic actions to address our global siloxane manufacturing capacity including, transformation of our Leverkusen, Germany facility by rationalizing siloxane capacity and making further investments in specialty assets through the NXT* silanes expansion, which is on track. In the fourth quarter of 2016, we completed the siloxane rationalization at our Leverkusen, Germany facility and it will reduce operating costs by approximately $10 million per year. We have incurred approximately $17 million in costs associated with the restructuring initiative as of December 31, 2016, which primarily represents severance expenses. The targeted savings are being achieved primarily through a reduction in force and delayering of our organization mostly in selling, general and administrative roles, as well as productivity actions at our operating facilities.

Leverage Cost Savings from the Shared Services Agreement. The Shared Services Agreement with Hexion Inc. (“Hexion”) has resulted in significant synergies for us. The Shared Services Agreement remains in place between MPM and Hexion following completion of our balance sheet restructuring, and both companies will continue to work together to benefit from the optimized cost structure and services that it provides.

Risks Associated with our Business

Investing in our common stock involves a number of risks, including:

•	Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations, and may have an adverse effect on our stock price. As of December 31, 2016, we had $1,203 million of consolidated outstanding indebtedness, and, based on our consolidated indebtedness, our annualized cash interest expense would be approximately $55 million based on interest rates at December 31, 2016;

•	If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition;

•	We may be unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, which would adversely affect our profitability and financial condition; and

•	Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

For a discussion of the significant risks associated with our business, our industry and investing in our common stock, you should read the section entitled “Risk Factors.”

Emergence from Chapter 11 Proceedings

Momentive was formed to serve as the parent holding company for certain subsidiaries of Momentive Performance Materials Holdings Inc. (“Old MPM Holdings”) after completion of proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code. Old MPM Holdings and certain of its domestics subsidiaries were debtors (the “Debtors”) in jointly administered bankruptcy cases in the United States Bankruptcy Court in the Southern District of New York (the “Court”) (the “Bankruptcy Cases”). Other subsidiaries of Old MPM Holdings were not involved in the Bankruptcy Cases. On September 11, 2014, the Bankruptcy Court confirmed our Joint Chapter 11 Plan of Reorganization for Momentive Performance Materials Inc. and its Affiliated Debtors (the “Plan of Reorganization”) and the Debtors emerged from bankruptcy on October 24, 2014 (the “Emergence Date”).

On the Emergence Date, the Plan of Reorganization became effective and the Debtors emerged from the Chapter 11 proceedings (the “Emergence”). On or following the Emergence Date, and pursuant to the terms of the Plan of Reorganization, the following occurred:

•	payment in full in cash to general unsecured creditors (including trade creditors) and holders of claims arising from the $75 million senior secured revolving credit facility (the “Cash Flow Facility”) and the $300 million senior secured debtor-in-possession term loan facility (the “DIP Term Loan Facility”);

•	conversion of our then-existing asset-based revolving facility into an exit $270 million asset-based revolving facility (the “ABL Facility”);

•	issuance of new 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”) and new 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”) to holders of the 8.875% First-Priority Senior Secured Notes due 2020 (the “Old First Lien Notes”) and 10% Senior Secured Notes due 2020 (the “Old Secured Notes”), respectively, and the cancellation of the Old First Lien Notes and the Old Secured Notes;

•	conversion of the 9.00% Second-Priority Springing Lien Notes due 2021 and 9.50% Second-Priority Springing Lien Notes due 2021 (collectively, “Old Second Lien Notes”) into the new equity of the post-Emergence Date Company (resulting in the issuance of 11,791,126 shares of common stock), subject to dilution by the management incentive plan and common stock issued in the Rights Offerings (as defined below);

•	issuance of 36,197,874 shares of the post-Emergence Date Company common stock (including shares issued in connection with the backstop commitment of the Rights Offerings (the “Backstop Commitment”)) resulting from the exercise of subscription rights issued to holders of the Old Second Lien Notes in $600 million rights offerings (the “Rights Offerings”) and the “commitment premium” paid in shares to the backstop parties in respect of their backstop commitment;

•	exchange of all shares of post-Emergence Date MPM common stock for common stock of Momentive and the contribution by Momentive of all shares of the post-Emergence Date MPM common stock to its wholly-owned subsidiary, MPM Intermediate Holdings Inc., a result of which MPM became a wholly owned subsidiary of MPM Intermediate Holdings Inc.;

•	cancellation of the equity of the pre-Emergence Date Company;

•	cancellation of the 11.5% Senior Subordinated Notes due 2016 (the “Subordinated Notes”);

•	a recovery to the holders of Old MPM Holdings’ 11% Senior Discount Notes due June 4, 2017 (“PIK Notes”) of $9 million, which represents the amount of the cash available at Old MPM Holdings as of the Emergence Date, after taking into account administrative expenses; and

•	appointment of a new chief executive officer, chief financial officer and general counsel.

Organizational Structure

The chart below is a summary of the organizational structure of the Company and illustrates the long-term debt outstanding as of December 31, 2016.

(1)	Guarantor under the ABL Facility.
(2)	MPM and the guarantors also provide guarantees under (or are borrowers under) the ABL Facility. As of and for the year ended December 31, 2016, MPM (excluding its subsidiaries) and the guarantors collectively represented 40% of our total assets and 37% of our net sales, after intercompany eliminations.
(3)	Total estimated availability of $270 million, subject to borrowing base availability, of which approximately $215 million would have been available as of December 31, 2016, after giving effect to no outstanding borrowings and $55 million of outstanding letters of credit. The ABL Facility covenants include a fixed charge coverage ratio of 1.0 to 1.0 that will only apply if our availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million.
(4)

Two indirect non-U.S. subsidiaries hold interests in Momentive Performance Materials (Nantong) Co., Ltd. (“MPM Nantong”), which, as of December 31, 2016, had approximately $36 million of debt outstanding payable within one year. The loans are collateralized by certain assets of MPM Nantong. The weighted average interest rate on these loans as of December 31, 2016 was 4.1%. The loans are non-recourse to us and the guarantors and MPM Nantong is an unrestricted subsidiary under MPM’s indentures. These revolving loans, which are denominated in U.S. dollars and Chinese renminbi, must be paid down and renewed annually. The interest rate on these loans as of December 31, 2016 range from 3.4% to 4.4%.
(5)	Certain of our non-U.S. subsidiaries provide guarantees under the ABL Facility but do not guarantee the First Lien Notes or the Second Lien Notes.

Additional Information

Momentive was incorporated under the laws of the State of Delaware on September 2, 2014. Our principal executive offices are located at 260 Hudson River Road, Waterford, NY 12188, and our telephone number is (518) 233-3370. The address of our Internet site is www.momentive.com. This Internet address is provided for informational purposes only and is not intended to function as a hyperlink. Accordingly, no information contained in this Internet address is included or incorporated by reference herein.

THE OFFERING

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before investing in our common stock. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuer	MPM Holdings Inc.

Common stock offered by the selling stockholders	Up to 36,512,329 shares of common stock.

Common stock outstanding as of February 15, 2017	48,058,114 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares offered by the selling stockholders.

Dividend policy	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future.

OTC Marketplace Symbol	“MPMQ”

Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, the information under “Risk Factors” beginning on page 12 of this prospectus, prior to purchasing shares of our common stock offered hereby

Unless we specifically state otherwise, all share information in this prospectus is based on 48,058,114 shares outstanding as of February 15, 2017.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s summary historical financial information as of and for the periods presented. Prior to the Emergence Date, Momentive had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of MPM for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting.

The summary historical financial information as of December 31, 2016 (successor) and 2015 (successor) and for the successor years ended December 31, 2016 and 2015; the successor period from October 25, 2014 through December 31, 2014; and the predecessor period from January 1, 2014 through October 24, 2014 have been derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements, included elsewhere in this prospectus.

	Successor			Predecessor
(dollars in millions, except per share data)	Year ended December 31, 2016	Year ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Statements of Operations
Net sales	$2,233	$2,289	$465	$2,011
Costs and expenses:	1,845	1,894	402

Gross Profit	388	395	63
Cost of sales, excluding depreciation and amortization				1,439
Selling, general and administrative expense	347	285	80	434
Depreciation and amortization expense	—	—		147
Research and development expense	64	65	13	63
Restructuring and other costs	42	32	5	20
Other operating (loss) income, net	19	2	(1)	—

Operating income (loss)	(84)	11	(34)	(92)
Interest expense, net	76	79	15	162
Other non-operating income, net	(7)	3	8	—
(Gain) loss on extinguishment and exchange of debt	(9)	(7)	—	—
Reorganization items, net	2	8	3	(1,972)

(Loss) income before income tax and earnings (losses) from unconsolidated entities	(146)	(72)	(60)	1,718
Income tax expense	18	13	—	36

(Loss) income before earnings (losses) from unconsolidated entities	(164)	(85)	(60)	1,682
Earnings (losses) from unconsolidated entities, net of taxes	1	2	—	3

Net (loss) income	(163)	(83)	(60)	1,685

Loss per share—basic and diluted	$(3.39)	$(1.73)	$(1.25)	$16,850,000
Dividends declared per common share	$—	$—	$—	$—

	Successor			Predecessor
(dollars in millions, except per share data)	Year ended December 31, 2016	Year ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Balance Sheet Data (at end of period):
Cash and cash equivalents	$228	$221
Working capital(1)	432	450
Total assets	2,606	2,663
Adjusted Total long-term debt(2)	1,167	1,169
Total net debt(3)	975	984
Total liabilities	2,124	2,037
Total deficit	482	626
Cash Flow provided by (used in):
Operating activities	$144	$128	$(3)	$(207)
Investing activities	(118)	(116)	(17)	(18)
Financing activities	(17)	(10)	(1)	390
Other Financial Data:
Capital expenditures(4)	123	111	24	62
Adjusted EBITDA(5)	223
Segment EBITDA(6)	238	194	46	192

(1)	Working capital is defined as accounts receivable plus inventories less accounts payable.
(2)	Total net debt is defined as long-term debt plus short-term debt, less cash and cash equivalents.
(3)	Net debt is defined as long-term debt plus debt payable within one year less cash and cash equivalents.
(4)	Capital expenditures are presented on an accrual basis.
(5)	Adjusted EBITDA referred to in the table above relates to MPM. Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument of MPM. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA is not a defined term under U.S. Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenants under the ABL Facility and the Notes” for a discussion of Adjusted EBITDA and a reconciliation of MPM’s net loss to Adjusted EBITDA.

(6)

We have provided Segment EBITDA in this prospectus because it is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA is the aggregate of the Segment EBITDA for our Silicones business and the Segment EBITDA for our Quartz business, less Corporate, which is primarily corporate, general and administrative expenses that are not allocated to the segments, such as certain shared service and administrative functions. Segment EBITDA is not a presentation made in accordance with GAAP and our use of the term Segment EBITDA may vary from that of others in our industry. Segment EBITDA should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Segment EBITDA has important limitations as an analytical tool, including with respect to measuring our operating performance, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For example, Segment EBITDA excludes certain restructuring and other costs; excludes certain income tax expense that may represent a future obligation to us; does not reflect any charges for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect the interest expense on our indebtedness; and does not include certain non-cash and certain other income and expenses. Non-cash charges primarily represent stock-based compensation expense, unrealized derivative and foreign exchange gains and losses and asset disposal gains and losses. Restructuring and other costs primarily include expenses from MPM’s restructuring and cost optimization programs and management fees paid to its owner.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of net (loss) income to Segment EBITDA.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.

Risks Related to Our Business

If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions and the potential for a significant and prolonged global economic downturn, have impacted or could continue to impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as automotive, building, oil and gas, construction and electronics, compared to prior years;

•	payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers’ ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•	more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•	potential delays in accessing our ABL Facility or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our ABL Facility to fulfill their funding obligations. Should a bank in our ABL Facility be unable to fund a future draw request, we could find it difficult to replace that bank in the facility.

Global economic conditions may weaken or deteriorate. In such event, we may become subject to the negative effects described above and our liquidity, as well as our ability to maintain compliance with the financial maintenance covenants, if in effect, in the ABL Facility could be significantly affected. See “Risks Related to Our Indebtedness ––We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.” As a result, it may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs, sell assets or incur additional borrowings which may not be available or may only be available on terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition. In addition, if the global economic environment deteriorates or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at the Effective Date of October 24, 2014. This could result in goodwill or other asset impairments, which could negatively impact our business, results of operations and financial condition.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact that can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers.

For example, our silicones business is highly dependent upon access to silicon metal, a key raw material, and siloxane, an intermediate product that is derived from silicon metal. While silicon is itself abundant, silicon metal is produced through a manufacturing process and, in certain geographic areas, is currently available through a limited number of suppliers. In North America, there is only one significant silicon metal supplier, which in December 2015 completed a business combination with a significant European based silicon metal supplier. In 2009 and 2010, two of our competitors acquired silicon metal manufacturing assets in North America and Europe, respectively, becoming vertically integrated in silicon metal for a portion of their supply requirements and reducing the manufacturing base of certain independent silicon metal producers. In addition, silicon metal producers face a number of regulations that affect the supply or price of silicon metal in some or all of the jurisdictions in which we operate. For example, significant anti-dumping duties of up to 139.5% imposed by the U.S. Department of Commerce and the International Trade Commission against producers of silicon metal in China and Russia effectively block the sale by all or most producers in these jurisdictions to U.S. purchasers, which restricts the supply of silicon metal and results in increased prices. We currently purchase silicon metal under multi-year, one-year or short-term contracts and in the spot market. We typically purchase silicon metal under formal contracts in the United States and in the spot market in Asia Pacific.

Our silicones business also relies heavily on siloxane as an intermediate product. Our manufacturing capacity at our internal sites and our joint venture in China is sufficient to meet the substantial majority of our current siloxane requirements. We also source a portion of our requirements from ASM under an existing purchase and sale agreement. In addition, from time to time we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our cost. There are also a limited number of third-party siloxane providers, and the supply of siloxane may be limited from time to time. In addition, regulation of siloxane producers can also affect the supply of siloxane. For example, in May 2009, China’s Ministry of Commerce concluded an anti-dumping investigation of siloxane manufacturers in Thailand and South Korea, which resulted in an imposition of a 5.4% duty against our supplier, ASM, in Thailand, a 21.8% duty against other Thailand companies and a 25.1% duty against Korean companies.

Our quartz production relies heavily on naturally occurring quartz sand, which is currently available from a limited number of suppliers. A significant amount of the market for this sand is controlled by Unimin. In April 2015, we entered into a long term purchase agreement with Unimin, which expired on December 31, 2016. We are currently negotiating the terms of a new long term supply agreement with Unimin, and expect to enter into an agreement within the first half of 2017.

Should any of our key suppliers fail to deliver these or other raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future on silicon metal, siloxane or other key materials, which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage, or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities or adjacent third-party facilities could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supra-national, national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state, and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2016, we incurred capital expenditures of approximately $24 million to comply with environmental laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Actual and alleged environmental violations have been identified at our facility in Waterford, NY. We are cooperating with the New York State Department of Environmental Conservation (the “NYSDEC”) and the U.S. Environmental Protection Agency (the “USEPA”) and the U.S. Department of Justice in their respective investigations of that facility’s compliance with certain applicable environmental requirements, including certain requirements governing the operation of the facility’s hazardous waste incinerators. Although we currently believe that the costs and potential penalties associated with these investigations will not have a material adverse impact on our business, these investigations may result in administrative, civil or criminal enforcement by the State of New York and/or the United States and resolution of such enforcement actions will likely require payment of a monetary penalty and/or the imposition of other civil or criminal sanctions.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation, and continues to expand the scope of such legislation. The USEPA has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at certain sites in the United States. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

In addition, in the normal course of our business, we are required to provide financial assurances for contingent future costs associated with certain hazardous waste management and remedial activities. Pursuant to financial assurance requirements set forth in state hazardous waste permit regulations applicable to our manufacturing facilities in Waterford, NY and Sistersville, WV, we have provided letters of credit in the following amounts: approximately $43 million for closure and postclosure care and accidental occurrences at the Waterford and the Sistersville facilities. A renewal of our Waterford facility’s hazardous waste permit was issued by the NYSDEC in March 2016 requiring approximately $26 million in financial assurances for our Waterford facility. The renewal permit also requires a re-evaluation of the financial assurance amount within the next three years. One or more of our facilities may also in the future be subject to additional financial assurance requirements imposed by governmental authorities, including the USEPA. In this regard, the USEPA has identified chemical manufacturing as an industry for which it plans to develop, as necessary, proposed regulations identifying appropriate financial assurance requirements pursuant to §108(b) of CERCLA. Any increase in financial assurances required for our facilities in connection with environmental, health and safety laws or regulations or the maintenance of permits would likely increase our costs and could also materially impact our financial position. For example, to the extent we issue letters of credit under our ABL Facility to satisfy any financial assurance requirements, we would incur fees for the issuance and maintenance of these letters of credit and the amount of borrowings that would otherwise be available to us under such facility would be reduced.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the European Union enacted a regulation known as REACH. This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability.

We cannot at this time estimate the impact of these regulations on our financial condition, cash flows and profitability, but it could be material. The European Union is reviewing octamethylcyclotetrasiloxane (“D4”) as well as decamethylcyclopentasiloxane (“D5”), another chemical substance we manufacture, and may, pursuant to REACH, regulate the use of these two chemical substances in the European Union. The USEPA has also stated that they are reviewing the potential environmental risks posed by D4 to determine whether regulatory measures are warranted. We and other silicones industry members have entered into a consent order with the USEPA to conduct certain studies to obtain relevant data. Finally, in March 2016, the European Union Directorate-General for Environment (“DG Environment”) proposed to the European Commission that D4 be nominated as a persistent organic pollutant pursuant to the Stockholm Convention on Persistent Organic Pollutants (the “Stockholm Convention”). This proposal was not acted upon by the European Commission, but continues to be evaluated by the DG Environment. The Stockholm Convention is an international treaty aimed at eliminating or minimizing the release of organic chemicals that are toxic, resistant to degradation in the environment, and transported and deposited far from the point of release. Regulation of our products containing such substances by the European Union, Canada, the United States, or parties to the Stockholm Convention would likely reduce our sales within the respective jurisdiction and possibly in other geographic areas as well. These reductions in sales could be material depending upon the extent of any such additional regulations.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials, including siloxanes. These programs are part of a program to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability, and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.

We remain subject to litigation relating to the Chapter 11 proceedings.

In connection with the Bankruptcy Cases, three appeals were filed relating to the confirmation of the Plan. Specifically, on September 15, 2014, U.S. Bank National Association (“U.S. Bank”) as trustee for our previously issued 11.5% Senior Subordinated Notes due 2016 (the “Subordinated Notes”) filed its appeal (the “U.S. Bank

Appeal”) before the U.S. District Court for the Southern District of New York (the “District Court”) seeking a reversal of the Court’s determination that the Debtors’ Plan properly denied recovery to holders of the Subordinated Notes on the basis that those debt securities are contractually subordinated to our previously issued 9.00% Second-Priority Springing Lien Notes due 2021 and 9.50% Second-Priority Springing Lien Notes due 2021 (collectively, the “Old Second Lien Notes”). In addition, on September 16, 2014, BOKF, NA, as trustee for our previously issued 8.875% First-Priority Senior Secured Notes due 2020 (the “Old First Lien Notes”) (“First Lien Indenture Trustee”) and Wilmington Trust, National Association, as trustee for our previously issued 10% Senior Secured Notes due 2020 (the “Old Secured Notes”) (together with U.S. Bank and First Lien Trustee, the “Appellants”) filed their joint appeal (together with the U.S. Bank Appeal, the “District Court Appeals”) before the District Court seeking reversal of the Bankruptcy Court’s determinations that (i) the Debtors were not required to compensate holders of the Old First Lien Notes and Old Secured Notes for any prepayment premiums and (ii) the interest rates on the 3.88% First Lien Notes due 2022 (the “First Lien Notes”) and the 4.69% Second Lien Notes due 2022 (the “Second Lien Notes”) provided to holders of the Old First Lien Notes and Old Secured Notes under the Plan was proper and in accordance with United States Bankruptcy Code. On November 11, 2014, the Debtors also filed a motion to dismiss the District Court Appeals (the “District Court Motion to Dismiss”) with the District Court asserting, inter alia, that granting the relief requested by the Appellants would be inequitable under the legal doctrine of equitable mootness. On May 5, 2015, the District Court dismissed the District Court Appeals (the “District Court Decision”) and affirmed the Bankruptcy Court Rulings. Because the District Court Appeals were decided on their merits, the District Court also terminated the District Court Motion to Dismiss as moot. All the Appellants appealed the District Court Decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”, and the appeals, the “Second Circuit Appeals”). On September 3, 2015, the Debtors filed motions to dismiss the Second Circuit Appeals (the “Second Circuit Motions to Dismiss”) with the Second Circuit asserting, inter alia, that granting the relief requested by the Appellants would be inequitable under the legal doctrine of equitable mootness. On December 16, 2015, the Second Circuit denied the Second Circuit Motions to Dismiss but permitted the Debtors to raise issues of equitable mootness in their briefs on the merits of the Second Circuit Appeals. The merits briefing of the Second Circuit Appeals has been completed, and oral argument on the Second Circuit Appeals was held on November 9, 2016. The Second Circuit has not yet issued a decision with respect to the Second Circuit Appeals. We cannot predict with certainty the ultimate outcome of the Second Circuit Appeals. An adverse outcome could negatively affect our business, results of operations and financial condition by reducing our liquidity and/or increasing our interest costs.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

Products we have made or used could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address litigation and are adequately insured to cover foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	unsettled political conditions and possible terrorist attacks against U.S. interests; and

•	natural disasters or other catastrophic events.

Our international operations expose us to different local political and business risks and challenges. For example, we face potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western Europe countries.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2016, approximately 67% of our net sales originated outside the United States. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which it records revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since most of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

The European debt crisis and related European financial restructuring efforts have contributed to instability in global credit markets and may cause the value of the Euro to further deteriorate. If global economic and market conditions, or economic conditions in Europe, the United States or other key markets remain uncertain or deteriorate further, the value of the Euro and the global credit markets may weaken. While we do not transact a significant amount of business in Greece, Italy or Spain, the general financial instability in those countries could have a contagion effect on the region and contribute to the general instability and uncertainty in the European Union. If this were to occur, it could adversely affect our European customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.

Fluctuations in energy costs could have an adverse impact on our profitability and negatively affect our financial condition.

Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Our energy costs represented approximately 5% of our total cost of sales for the year ended December 31, 2016, 6% for the year ended December 31, 2015, and 7% for the year ended 2014, respectively.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, increased energy costs may also negatively affect our customers and the demand for our products.

If our energy prices decrease, we expect benefits in the short-run with decreased operating expenses and increased operating income, but may face increased pricing pressure from competitors that are similarly impacted by energy prices and could see reduced demand for certain of our products that are sold to participants in the energy sector. As a result, profitability may decrease over an extended period of time of lower energy prices. Moreover, any future increases in energy prices after a period of lower energy prices may have an adverse impact on our profitability for the reasons described above.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We have achieved significant cost savings as a result of the Shared Services Agreement with Hexion. If the Shared Services Agreement is terminated or further amended, if we have material disputes with Hexion regarding its implementation or if we are unable to implement new initiatives under the amended agreement, it could have a material adverse effect on our business operations, results of operations, and financial condition.

In October 2010, we entered into the Shared Services Agreement with Hexion. Under this agreement, we provide to Hexion, and Hexion provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal, and procurement services. We have realized significant cost savings under the Shared Service Agreement, including savings related to shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, administrative and overhead savings. The Shared Services Agreement is subject to termination by Hexion (or us), without cause, on not less than thirty days prior written notice, and expires in October 2017 (subject to one-year renewals every year thereafter, absent contrary notice from either party). In conjunction with the consummation of the Plan and our emergence from Chapter 11, on October 24, 2014, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Shared Services Steering Committee with its annual review of billings and allocations.

If the Shared Services Agreement is terminated, or if the parties to the amended agreement have material disagreements with its implementation, it could have a material adverse effect on our business operations, results of operations and financial condition, as we would need to replace the services no longer being provided by Hexion, and would lose a portion of the benefits being generated under the agreement at the time.

We expect additional cost savings from our other strategic initiatives, and if we are unable to achieve these cost savings, or sustain our current cost structure, it could have a material adverse effect on our business operations, results of operations and financial condition.

We have not yet realized all of the cost savings and synergies we expect to achieve from our other strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; and other unexpected costs associated with operating our business.

If we are unable to achieve these cost savings or synergies it could adversely affect our profitability and financial condition. In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also make changes to our operating cost structure.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2016, approximately 45% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. For example, a majority of our manufacturing personnel at our Sistersville, WV site are covered by a collective bargaining agreement that expires in July 2017. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions in connection with these collective bargaining agreements or otherwise. In November 2016, approximately 600 workers at our Waterford, NY facility went on strike in response to not reaching agreement on the terms for a new contract after the existing agreement expired in June 2016. In November 2016, the union at our Willoughby, OH facility representing approximately 50 employees also went on strike for two weeks in response to not reaching agreement on the terms for a new contract. The new contract involving the Local 81359 and Local 81380 unions in our Waterford, NY site and Local 84707 union in our Willoughby, OH site was ratified by union membership in February 2017 and is effective until June 2019.

If we fail to extend or renegotiate our collective bargaining agreements, if additional disputes with our works councils or unions arise or if our unionized or represented workers engage in a further strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded and our required cash contributions could be higher than we expect, each of which could have a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

As of December 31, 2016, our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $119 million and $172 million, respectively. We are legally required to make contributions to our pension plans in the future, and those contributions could be material.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience, and any changes in government laws and regulations. In addition, certain of our funded employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results.

For example, our manufacturing facility in Leverkusen, Germany was impacted by the effects of a fire on November 12, 2016. We produce a variety of finished silicone products at this plant, including highly specialized silicone products.

Also, our manufacturing facility in Ohta, Japan and the manufacturing facilities of certain of our suppliers were impacted by the effects of the earthquake and tsunami in Japan on March 11, 2011 and related events. Our Ohta facility is one of two facilities globally where we internally produce siloxane, a key intermediate required in our manufacturing process of silicones. We also produce a variety of finished silicone products at this plant, including highly specialized silicone products. We were able to shift only certain amounts of production to our other facilities throughout the world over the short term. Our Ohta plant, which is approximately 230 kilometers away from the nuclear power plant at Fukushima, Japan that incurred significant damage as a result of the earthquake, was our closest facility to the area affected by the earthquake and tsunami. We also have manufacturing and research facilities in Kozuki and Kobe, Japan that produce ceramic products, and administration offices in Tokyo, Nagoya and Fukuoka, Japan, none of which were significantly impacted by the earthquake. In addition, our manufacturing facilities, primarily those located in the Asia Pacific region, purchase certain raw materials from suppliers throughout Japan. Normal plant operations at our Ohta facility were restored in early May 2011, but uncertainty in Japan continued primarily with respect to the country’s energy infrastructure. To the extent further events or actions in Japan occur that impact its energy supply, including, but not limited to: rolling blackouts, restrictions on power usage, radiation exposure from nuclear power plants or the imposition of evacuation zones around such plants, it could materially and adversely affect our operations, operating results and financial condition.

In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs.

We have made acquisitions of related businesses, and entered into joint ventures in the past and we may do so in the future. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our ABL Facility, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

In addition we may pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, and could compromise our information and the information of our customers and suppliers, exposing us to liability which would cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the propriety business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business, financial condition and results of operations.

Limitations on our use of certain product-identifying information, including the GE name and monogram, could adversely affect our business and profitability.

Prior to December 2006, substantially all of our products and services were marketed using the GE brand name and monogram, and we believe the association with GE provided our products and services with preferred status among our customers and employees due to GE’s globally recognized brands and perceived high quality. We and GE are parties to a trademark license agreement, which was entered into in December 2006 and amended in May 2013, that grants us a limited right to, among other things, use the GE mark and monogram on our sealant, adhesive and certain other products. These rights extend for a term of five years through December 3, 2018, with options that allow us to renew the license through 2023, subject to certain terms and conditions, including the payment of royalties. We also have the right to use numerous product specifications that contain the letters “GE” for the life of the respective products. While we continue to use the GE mark and monogram on these products and continue to use these product specifications, we are not able to use the GE mark and monogram on other products, use GE as part of our name or advertise ourselves as a GE company. While we have not yet experienced any significant loss of business as a result of our limited use of the GE mark and monogram, our business could be disadvantaged in the future by the loss of association with the GE name on our sealant, adhesive and certain other products.

Our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.

Since October 24, 2014, we have been operating under a new capital structure. In addition, as required by fresh-start accounting, at October 24, 2014 our assets and liabilities were recorded at fair value, which are significantly different than amounts in our historical financial statements. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition or results of operations reflected in our historical financial statements included in this prospectus.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

We have substantial consolidated indebtedness. As of December 31, 2016, we had $1,203 million of consolidated outstanding indebtedness. Our projected annualized cash interest expense is approximately $55 million based on our consolidated indebtedness and letters of credit outstanding and interest rates at December 31, 2016 without giving effect to any subsequent borrowings under our ABL Facility, substantially all of which represents cash interest expense on fixed-rate obligations.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Continued or increased weakness in economic conditions and our performance beyond our expectations would exacerbate these risks. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, capital investment plans, working capital reductions and operating improvements may not be realized on schedule, or at all. To the extent our cash flow from operations is insufficient to fund our debt service obligations, aside from our current liquidity, we would be dependent on outside capital to meet the funding of our debt service obligations and to fund capital expenditures and other obligations. We were previously forced to take actions to restructure and refinance our indebtedness and there can be no assurance we will be able to meet our scheduled debt service obligations in the future.

If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment. As of December 31, 2016, the borrowing base (including various reserves) was determined to be approximately $215 million, and we had approximately $55 million of drawn letters of credit and no revolver borrowings under the ABL Facility. The borrowing base (including various reserves) is updated on a monthly basis, so the actual borrowing base could be lower in the future. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness and other commitments and obligations could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us; and

•	it may limit our ability to borrow additional funds or dispose of assets.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our stockholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

If the availability under the ABL Facility falls below certain thresholds, we will be subject to a minimum fixed charge coverage ratio. If we are unable to maintain compliance with such ratio or other covenants in the ABL Facility, an event of default could result.

The credit agreement governing the ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when the availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million. The fixed charge coverage ratio under the agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis.

A breach of our fixed charge coverage ratio, if in effect, could, if not waived, result in an event of default under our ABL Facility. Pursuant to the terms of the credit agreement governing the ABL Facility, our direct parent company will have the right, but not the obligation, to cure such default through the purchase of additional equity in up to three of any four consecutive quarters. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding under such ABL Facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the ABL Facility to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

The ABL Facility also provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements include a cash sweep at any time that availability under the ABL Facility is less than the greater of (1) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (2) $27 million. Such cash sweep, if in effect, will cause all our available cash to be applied to outstanding borrowings under the ABL Facility. If we satisfy the conditions to borrowing under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under the ABL Facility, and we will not have sufficient cash to satisfy our working capital and other operational needs. The availability threshold for triggering a cash sweep is the same availability threshold for triggering the fixed charge coverage ratio covenant under the ABL Facility.

The terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale. We may be unable to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets is, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of our consolidated indebtedness.

If the indebtedness under the ABL Facility or our existing notes were to be accelerated after an event of default, our respective assets may be insufficient to repay such indebtedness in full and our lenders could foreclose on the assets pledged under the applicable facility, which would have a material adverse effect on our business, financial condition and results of operations.

Repayment of our debt, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

S&P Global Ratings (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. Subsequent to the Emergence our ratings were downgraded by Moody’s in January 2016. The ratings assigned by both ratings agencies to our debt issued in connection with the Emergence are currently below investment grade. Any decision by these ratings agencies to further downgrade such ratings or put them on negative watch in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Risks Related to Momentive’s Common Stock

There is a limited public market for our common stock.

There are substantial risks in investing in our common stock given the general illiquid nature of such securities. There is a limited public trading market for our securities. In March 2016, our common stock was approved to trade on the OTCQX market. Holders of our securities may nevertheless find it difficult or impossible to find a qualified purchaser for such securities at any price. Because of this, the quoted prices of our stock on the OTCQX may not reflect exactly the value of our common stock.

Our stock price may be volatile or may decline regardless of our operating performance, and stockholders may not be able to resell shares at or above the price at which the shares were acquired.

The price for our common stock may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	industry cycles and trends;

•	changes in government and environmental regulation;

•	adverse resolution of new or pending litigation against us;

•	changes in laws or regulations governing our business and operations;

•	the sustainability of an active trading market for our common stock; and

•	future sales of our common stock by our stockholders.

These and other factors may lower the price of our common stock, regardless of our actual operating performance. In the event of a drop in the price of our common stock, you could lose a substantial part or all of your investment in our common stock.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception that these sales may occur, may depress the price of our common stock.

Additional sales of a substantial number of our shares of common stock, or the perception that such sales may occur, could have a material adverse effect on the price of our common stock and could materially impair our ability to raise capital through the sale of additional shares. As of February 15, 2017, we had 48,058,114 shares of common stock issued and outstanding. Substantially all of these shares have been registered by the Company’s registration statement of which this prospectus forms a part or otherwise are freely tradable. The selling stockholders covered by the Form S-1 beneficially own a significant amount of our common stock. The sale of all or a portion of the shares by the selling stockholders or our other stockholders, or the perception that these sales may occur, could cause the price of our common stock to decrease significantly.

Pursuant to the Company’s Registration Rights Agreement, the selling stockholders have certain demand and piggyback rights that may require us to file additional registration statements registering their common stock or to include sales of such common stock in registration statements that we may file for ourselves or other stockholders. Any shares of common stock sold under these registration statements or this prospectus will be freely tradable. In the event such registration rights are exercised and a large number of shares of common stock is sold, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with this registration and any such registrations, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ discounts and commissions, stock transfer taxes and certain legal expenses.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us may also be subject to, among other things, future restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt and pay dividends (if any).

Apollo is our largest stockholder and has significant influence over us, and its interests may conflict with or differ from your interests as a stockholder.

As of December 31, 2016, Apollo and its affiliates beneficially own approximately 40% of our common stock. In connection with the Emergence, Apollo designated four of our eleven directors. As a result of that representation, Apollo has the ability to exert significant influence over us. The interests of Apollo could conflict with or differ from the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer, cause or prevent a change of control of us or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo, the Ad Hoc Group (as defined in the Certificate of Incorporation) or any of their respective affiliates (with respect to Apollo, the “Apollo Group”) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Certificate of Incorporation and our amended and restated bylaws (“Bylaws”) contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	provisions relating to the appointment of directors for a period of time following the Emergence;

•	provisions requiring stockholders to hold at least 33% of our outstanding common stock in the aggregate to request special meetings;

•	provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to Apollo, the Ad Hoc Group (as defined in the Certificate of Incorporation) and their respective affiliates with respect to the Company; and

•	provisions that require a non-interim Chief Executive Officer to review any business combination transaction.

These provisions of our Certificate of Incorporation and Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common stock in the future, which could reduce the market price of our common stock.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “project,” “might,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expect. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our revenue, margins, costs, expenditures, cash flows, growth rates, financial results, business, condition and prospects include:

•	global economic conditions;

•	raw material costs and supply availability;

•	environmental hazards and regulations and related compliance and litigation costs;

•	litigation costs;

•	manufacturing regulations and related compliance and litigation costs;

•	risks associated with international operations;

•	foreign currency fluctuations;

•	rising energy costs;

•	increased competition;

•	the success of the implementation of the Shared Services Agreement;

•	the success of our strategic initiatives;

•	our holding company structure;

•	intellectual property protection and litigation;

•	relations and costs associated with our workforce;

•	our pension liabilities;

•	disruptions to our information technology infrastructure;

•	natural disasters, acts of war, terrorism and other acts beyond our control;

•	the impact of our substantial indebtedness;

•	our incurring additional debt;

•	acquisitions, divestitures and joint ventures that we may pursue;

•	restrictive covenants related to our indebtedness; and

•	other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

MARKET PRICES AND DIVIDEND POLICY

Our common stock is quoted on the OTCQX under the symbol “MPMQ”. The following table sets forth the high and low bid quotations for our common stock for the period indicated below, as reported by the OTCQX for such period. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions in our common stock.

	High	Low
Year ended December 31, 2016
First Quarter (from March 4, 2016)	$9.00	$6.70
Second Quarter	$9.50	$7.00
Third Quarter	$13.00	$9.50
Fourth Quarter	$10.60	$7.65

Holders. As of February 15, 2017, there were 37 stockholders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A greater number of holders of our common stock are “street name” or beneficial holders, whose shares of common stock are held of record by banks, brokers and other financial institutions. Because such shares of common stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

Dividends and Dividend Policy. Momentive has not paid any dividends since Momentive’s incorporation in 2014. For the foreseeable future, we intend to retain any earnings to finance our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant.

OFFERING PRICE

All the common stock being offered hereby will be offered or sold from time to time directly by the selling stockholders or alternatively through underwriters, broker dealers or agents. The shares of common stock may be sold in one or more transactions at prevailing market prices at the time of sale or privately negotiated prices.

CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents and capitalization as of December 31, 2016. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We will not receive any proceeds from the sale of common stock from time to time pursuant to this prospectus.

You should read the information set forth below in conjunction with the Company’s audited consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the notes thereto included elsewhere herein.

(dollars in millions)	As of December 31, 2016
Cash and cash equivalents(1)	$228

Debt outstanding:
ABL Facility(2)	—
3.88% First-Priority Senior Secured Notes due 2021 (includes $105 million of unamortized debt discount)	995
4.69% Second-Priority Senior Secured Notes due 2022 (includes $30 million of unamortized debt discount)	172
China bank loans	36
Total debt	1,203

Total equity (deficit)	482

Total capitalization	$1,685

(1)	Cash and cash equivalents consist of bank deposits, money market and other financial instruments with an initial maturity of three months or less.
(2)	The ABL Facility has total maximum borrowing availability of $270 million, subject to a borrowing base. See “Description of Indebtedness—ABL Facility.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents the Company’s summary historical financial information as of and for the periods presented. Prior to the Emergence Date, Momentive had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of MPM for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting.

Upon emergence from bankruptcy on the Effective Date, we adopted fresh start accounting, which resulted in the creation of a new entity for financial reporting purposes. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan, the consolidated financial statements on or after October 24, 2014 are not comparable with the consolidated financial statements prior to that date. Refer to Note 2 to the Consolidated Financial Statements included elsewhere herein for more information.

The consolidated statement of operations data for the years ended December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014, the predecessor period from January 1, 2014 through October 24, 2014 and the years ended December 31, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements.

You should read the following selected historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Successor			Predecessor
(In millions, except per share data)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Statement of Operations Data:
Net sales	$2,233	$2,289	$465	$2,011	$2,398	$2,357
Cost of sales	1,845	1,894	402

Gross profit	388	395	63
Cost of sales, excluding depreciation and amortization				1,439	1,732	1,705
Selling, general and administrative expense	347	285	80	434	373	392
Depreciation and amortization expense				147	171	187
Research and development expense	64	65	13	63	70	69
Restructuring and other costs	42	32	5	20	21	43
Other operating loss (income), net	19	2	(1)	—	—	—

Operating income (loss)	(84)	11	(34)	(92)	31	(39)
Interest expense, net	76	79	15	162	394	277
Other non-operating expense (income), net	(7)	3	8	—	—	(11)
(Gain) loss on extinguishment and exchange of debt	(9)	(7)	—	—	—	57
Reorganization items, net	2	8	3	(1,972)	—	—

(Loss) income before income tax and earnings (losses) from unconsolidated entities	(146)	(72)	(60)	1,718	(363)	(362)
Income tax expense	18	13	—	36	104	8

(Loss) income before earnings (losses) from unconsolidated entities	(164)	(85)	(60)	1,682	(467)	(370)
Earnings (losses) from unconsolidated entities, net of taxes	1	2	—	3	3	5

Net (loss) income	(163)	$(83)	(60)	1,685	(464)	(365)

(Loss) earnings per share, basic and diluted	$(3.39)	$(1.73)	$(1.25)	$16,850,000	$(4,640,000)	$(3,650,000)
Dividends declared per common share	$—	$—	$—	$—	$4,600	$3,185
Cash Flow provided by (used in):
Operating activities	$142	$128	$(3)	$(207)	$(150)	$(95)
Investing activities	(117)	(116)	(17)	(18)	(88)	(102)
Financing activities	(16)	(10)	(1)	390	220	111
Balance Sheet Data (at end of period):
Cash and cash equivalents	$228	$221	$228		$94	$110
Working capital(1)	432	450	611		(2,884)	290
Total assets	2,606	2,663	2,884		2,694	2,904
Total long term debt	1,167	1,169	1,163		7	3,081
Total net debt(2)	975	984	973		3,163	3,006
Total liabilities	2,124	2,037	2,115		4,174	4,052
Total equity (deficit)	482	626	769		(1,480)	(1,148)

(1)	Working capital is defined as accounts receivable plus inventories less accounts payable.

(2)	Net debt is defined as long-term debt plus debt payable within one year less cash and cash equivalents including unamortized debt discounts. A summary of the components of our net debt is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Long-term debt (including unamortized debt discounts)	$1,167	$1,169	$1,163		$7	$3,081
Debt payable within one year	36	36	38		3,250	35
Cash and cash equivalents	(228)	(221)	(228)		(94)	(110)

Net debt	975	984	973		3,163	3,006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition for the years ended December 31, 2016 and December 31, 2015, successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014 with the audited consolidated financial statements and related notes included elsewhere herein. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. See “Forward-Looking and Cautionary Statements.” In this section, dollars are in millions, except per share data, or as otherwise noted.

Overview and Outlook

MPM Holdings Inc. (“Momentive”), a Delaware corporation, together with its subsidiaries (collectively referred to herein as “we,” “us,” “our,” or the “Company”), is one of the world’s largest producers of silicones, silicone derivatives and organofunctional silanes and a global leader in the development and manufacture of products derived from quartz and specialty ceramics. Silicones are a multi-functional family of materials used in a wide variety of products and serve as a critical ingredient in many construction, transportation, healthcare, personal care, electronic, consumer and agricultural uses. Silicones and silanes are generally used as additives to a wide variety of end products in order to provide or enhance certain of their attributes, such as resistance (heat, ultraviolet light and chemical), lubrication, adhesion or viscosity. Some of the most well-known end-use product applications include bath and shower caulk, pressure-sensitive adhesive labels, polyurethane foam products, cosmetics and tires. Due to the versatility and high-performance characteristics of silicones and silanes, they are increasingly being used as a substitute for other materials. Our Quartz business manufactures quartz, specialty ceramics and crystal products for use in a number of high-technology industries, which typically require products made to precise specifications. The cost of our products typically represents a small percentage of the overall cost of our customers’ products.

We serve more than 4,000 customers between our Silicones and Quartz businesses in over 100 countries. Our customers include leading companies in their respective industries.

Chapter 11 Bankruptcy and Emergence

On April 13, 2014, the Debtors filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Court. The Chapter 11 proceedings were jointly administered under the caption In re MPM Silicones, LLC, et al., Case No. 14-22503. During the bankruptcy proceedings, we continued to operate our business as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court until MPM’s emergence from the Chapter 11 proceedings on October 24, 2014 (the “Effective Date”).

On September 11, 2014, the Court confirmed the Plan, and on the Effective Date the Plan became effective and MPM emerged from the Chapter 11 proceedings. Upon emergence, we reduced our total aggregate debt obligations from approximately $3.2 billion at December 31, 2013 to approximately $1.2 billion at December 31, 2014, and reduced our annual cash interest payments from nearly $300 to approximately $58. As of December 31, 2016, we had $2,606 of total assets, $2,122 of total liabilities, and $484 of total equity.

Reportable Segments

Our business segments are based on the products that we offer and the markets that we serve. At December 31, 2016, we had two reportable segments: Silicones and Quartz.

The Company’s organizational structure continues to evolve. We are also continuing to refine our business and operating structure to better align our services to our customers and improve our cost position, while continuing to invest in global growth opportunities.

2016 Overview

•	Net Sales—Net sales in 2016 were $2,233, a decrease of 2% compared with $2,289 in 2015. This decrease was primarily due to volume decrease of $42 in line with our intentional efforts to reduce under-performing siloxane derivative products, as well as negative price and mix shift of $16, caused by declines in oil and gas markets. In addition, there were favorable exchange rate fluctuations of $2 due to the weakening of the U.S. dollar against other currencies.

•	Net Loss—Net loss in 2016 was $163, an increase of $80 compared to $83 in 2015. This was due to lower sales, higher selling, general and administrative expense, higher restructuring and other costs, and higher other operating expense offset by lower cost of sales.

•	Segment EBITDA—Segment EBITDA in 2016 was $238, an increase of $44 compared to $194 in 2015. This increase was primarily due to improved demand in automotive and electronics market, production efficiencies, and raw material deflation.

•	Recently completed initiatives include:

•	The expansion of our Leverkusen, Germany facility serving liquid silicone rubber customers throughout Europe in the automotive, aerospace, energy, healthcare and consumer products industries.

•	Future growth initiatives include:

•	The expansion of our capability to manufacture NXT* silane, which is an innovative product used in the production of tires, and can offer tire manufacturers the ability to reduce rolling resistance without loss of wet traction, as well as deliver benefits in the tire manufacturing process. This expansion will double our current NXT* silane manufacturing capacity and is expected to be completed in 2017.

2017 Outlook

As we look into 2017, we expect continued growth in demand in our specialty silicones businesses, particularly as we continue our investment in developing new products to support future growth. We anticipate that our first quarter volumes and revenues will be similar to rates we experienced in the second half of 2016 and we anticipate growth in subsequent quarters due to improving global economic conditions. We are well positioned to leverage our leadership positions, optimize our portfolio and invest in and drive new growth programs. Additionally we expect 2017 sales results to reflect our intentional efforts to reduce under-performing siloxane derivative products and grow higher margin specialty portions of our portfolio.

Our business is impacted by general economic and industrial conditions, including general industrial production, automotive builds, housing starts, construction activity, consumer spending and semiconductor capital equipment investment and these factors could have negative effects to our profitability and liquidity. Our business has both geographic and end market diversity which often reduces the impact of any one of these factors on our overall performance.

We are continuing to invest in growth opportunities in our higher-growth product lines and geographical regions, and will leverage the combination of our proprietary technologies, strategic investments in key assets and leading presence in high-growth end markets to benefit as the global economy recovers and for long-term

*	NXT is a trademark of Momentive Performance Materials Inc.

success. We are also focused on gaining productivity efficiencies to reduce material costs and improve margins through investments in reliable and stable operations. We continue to evaluate additional actions, as well as productivity measures, that could lead to further saving and such actions could result in more significant restructuring, exit and disposal costs and asset impairments in the future.

Pursuant to our earlier announcements during the fourth quarter of 2015 and as expanded in March and May of 2016, approximately $35 in annual structural cost reduction initiatives through our global restructuring program have been implemented and have begun delivering savings, of which approximately $29 were delivered in 2016. At the same time, we initiated strategic actions to address our global siloxane manufacturing capacity including transformation of our Leverkusen, Germany facility by rationalizing siloxane capacity and making further investments in specialty assets through the NXT* silanes expansion, which is on track. In the fourth quarter of 2016, we completed the siloxane rationalization at our Leverkusen, Germany facility and it will reduce operating costs by approximately $10 per year.

Shared Services Agreement

In October 2010, we entered into a shared services agreement with Hexion (the “Shared Services Agreement”), pursuant to which we provide to Hexion, and Hexion provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. The Shared Services Agreement was renewed for one year starting in October 2016 and is subject to termination by either us or Hexion, without cause, on not less than 30 days’ written notice, and expires in October 2017 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and Hexion and requires that the Steering Committee formed under the agreement meet no less than annually to evaluate and determine an equitable allocation percentage. The allocation percentage is reviewed by the Steering Committee pursuant to the terms of the Shared Services Agreement.

The Shared Services Agreement has resulted in significant synergies for us, including shared services and logistics optimization, procurement savings, regional site rationalization and administrative and overhead savings. Despite the Bankruptcy Filing, the Shared Services Agreement has continued in effect along with the majority of the savings from these synergies. In conjunction with our emergence from Chapter 11 bankruptcy, on October 24, 2014, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Steering Committee with its annual review of billings and allocations.

Matters Impacting Comparability of Results

Fresh Start Accounting

Momentive became the indirect parent company of MPM in accordance with the Plan upon MPM’s emergence from Chapter 11 on October 24, 2014 (the “Effective Date”). As a result of the application of fresh start accounting, at the Effective Date, our assets and liabilities were recorded at their estimated fair values which, in some cases, are significantly different than amounts included in our financial statements prior to the Effective Date. Accordingly, our financial condition and results of operations on and after the Effective Date are not comparable to our financial condition and results of operations prior to the Effective Date.

During the application of fresh start accounting, we re-evaluated our accounting policy with respect to which overhead costs were production-related, as well as the extent to which functional costs supported production-related activities. As a result, certain costs were recorded in cost of sales rather than selling, general and administrative expense in the successor period.

Other Comprehensive Income

Our other comprehensive income is significantly impacted by foreign currency translation. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; goodwill and other intangible assets; accounts payable and pension and other postretirement benefit obligations. The primary currencies in which these assets and liabilities are denominated are the euro and Japanese yen. Prior to October 24, 2014, other comprehensive income included the impact of defined benefit pension and postretirement benefit adjustments. Upon the application of fresh start accounting, beginning on and after October 24, 2014, actuarial gains and losses resulting from pension and postretirement liability re-measurements are recognized immediately in the unaudited Condensed Consolidated Statements of Operations, compared to our prior policy of deferring such gains and losses in accumulated other comprehensive income and amortizing them over future periods. The impact of defined benefit pension and postretirement benefit adjustments prior to October 24, 2014 were primarily driven by unrecognized actuarial gains and losses related to our defined benefit and other postretirement benefit plans, as well as the subsequent amortization of gains and losses from accumulated other comprehensive income in periods following the initial recording of such items. These actuarial gains and losses were determined using various assumptions, the most significant of which were (i) the weighted average rate used for discounting the liability, (ii) the weighted average expected long-term rate of return on pension plan assets, (iii) the weighted average rate of future salary increases and (iv) the anticipated mortality rate tables.

Raw Materials

In 2016, we purchased approximately $846 of raw materials. The largest raw material used in our Silicones business is silicon metal. The cost of silicon metal comprised approximately 21% of our total raw material costs in our Silicones’ manufacturing processes in 2016. Raw materials continue to trend favorably for us and for silicon metal industry and we have continually worked to review our existing global supply agreements to seek more favorable terms and we expect to significantly benefit year on year from improved raw material pricing in 2017.

The largest raw material used in our Quartz business is a specific type of sand, which is currently available from a limited number of suppliers. Because Unimin controls a significant amount of the quartz sand market, it exercises significant control over quartz sand prices, which have been steadily increasing. In April 2015, we entered into a purchase agreement with Unimin, which expired on December 31, 2016. We are currently negotiating the terms of a new long term supply agreement with Unimin, and expect to enter into an agreement within the first half of 2017. Since the expiration of our agreement with Unimin, purchases from Unimin have been handled through purchase orders without disruption of supply to our Quartz business and we expect that process to continue if we are unable to enter into a new agreement

We expect long-term raw material cost fluctuations to continue because of price movements of key feedstocks. To help mitigate the fluctuations in raw material pricing, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in the timing of pricing mechanism trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.

Results of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor			Predecessor
(In millions)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net sales	$2,233	$2,289	$465	$2,011
Cost of sales	1,845	1,894	402

Gross profit	388	395	63
Cost of sales, excluding depreciation and amortization				1,439
Selling, general and administrative expense	347	285	80	434
Depreciation and amortization expense				147
Research and development expense	64	65	13	63
Restructuring and other costs	42	32	5	20
Other operating loss (income), net	19	2	(1)	—

Operating (loss) income	(84)	11	(34)	(92)
Operating (loss) income as a percentage of net sales	(4)%	—%	(7)%	(5)%
Interest expense, net	76	79	15	162
Other non-operating expense, net	(7)	3	8	—
Gain on extinguishment of debt	(9)	(7)	—	—
Reorganization items, net	2	8	3	(1,972)

Total non-operating expense (income)	62	83	26	(1,810)

(Loss) income before income taxes and earnings from unconsolidated entities	(146)	(72)	(60)	1,718
Income tax expense	18	13	—	36

(Loss) income before earnings from unconsolidated entities	(164)	(85)	(60)	1,682
Earnings from unconsolidated entities, net of taxes	1	2	—	3

Net (loss) income	$(163)	$(83)	$(60)	$1,685

Other comprehensive income (loss)	$16	$(64)	$(28)	$(202)

Net Sales

In 2016, net sales decreased by $56, or 2%, compared to 2015. This decrease was primarily due to volume decrease of $42 in line with our intentional efforts to reduce under-performing siloxane derivative products, as well as negative price and mix shift of $16, caused by declines in oil and gas markets. In addition, there were favorable exchange rate fluctuations of $2 due to the weakening of the U.S. dollar against other currencies.

In 2015, net sales decreased by $187, or 8%, compared to 2014. This decrease was primarily due to unfavorable exchange rate fluctuations of $156 due to the strengthening of the U.S. dollar against the euro and Japanese yen during 2015 as compared to 2014, as well as negative price and mix shift, which negatively impacted net sales by $46 caused by economic downturns in China, slowness in Asian high end automotive markets and a downturn in the oil and gas market. These decreases were partially offset by volume increases of $17.

Operating (Loss) Income

2016 vs 2015 Operating Results

In 2016, operating income decreased by $95, from an operating income of $11 to an operating loss of $84. Cost of sales decreased by $49 compared to 2015 primarily due to a decrease in net processing costs of $80, partially offset by $35 in accelerated depreciation primarily related to certain long-lived assets mainly triggered by siloxane capacity transformation programs in Germany.

Selling, general and administrative expense increased by $62, compared to 2015 primarily due to $49 in re-measurement of our pension and other postretirement liabilities. The incremental increase was driven by increased merit and incentive compensation, partially offset by various cost reduction actions. Research and development expense for 2016 decreased by $1 compared to 2015 primarily related to the timing of new projects.

Restructuring and other costs for 2016 increased by $10 compared to 2015 mainly due to costs arising from a fire at our Leverkusen, Germany facility and $13 for one-time costs triggered by the siloxane capacity transformation programs. These were partially offset by $11 in reduced severance costs compared to 2015.

Other operating expense increased by $17, primarily due to an increase of $11 in impairments and disposals of certain assets and equipment. In addition, in 2015 there was a settlement gain of $6 related to the resolution of a customer dispute.

2015 vs 2014 Operating Results

In 2015, operating income increased $137, from an operating loss of $126 to an operating income of $11. Cost of sales (excluding depreciation and amortization of $105 and $14 in the successor year ended December 31, 2015 and successor period from October 25, 2014 through December 31, 2014, respectively, due to the change in presentation of depreciation and amortization, as described in Note 1 to the Consolidated Financial Statements) decreased by $38 compared to 2014. In conjunction with the application of fresh start accounting, we re-evaluated our accounting policy with respect to which overhead costs were production-related, as well as the extent to which functional costs supported production-related activities. As a result, in the Successor period, certain costs were recorded in cost of sales rather than in selling, general and administrative expense. In addition, in 2014, $35 of non cash one-time costs related to fresh start accounting were recorded in cost of sales. Cost of sales was positively impacted by favorable exchange rate fluctuations of $115 driven by the strengthening of the U.S. dollar against the euro and Japanese yen and production mix of $13. This reduction in cost of sales was partially offset by higher net processing costs of $15.

Selling, general and administrative expense (excluding depreciation and amortization of $48 and $8 in the successor year ended December 31, 2015 and period from October 25, 2014 through December 31, 2014, respectively, due to the presentation change discussed above) decreased by $269 compared to 2014. As discussed above, in 2015, certain costs which previously had been recorded in selling, general and administrative expense are being recorded in cost of sales. Additionally, selling, general and administrative expense benefited from favorable exchange rate fluctuations of $25 as discussed above and $31 related to the re-measurement of our pension and other postretirement liabilities. Selling, general and administrative expense in 2014 included foreign currency losses of approximately $94 related to certain intercompany arrangements for which we were unable to assert permanent reinvestment during the Predecessor period due to the substantial doubt about our ability to continue as a going concern under our prior capital structure.

Depreciation and amortization expense during 2015 was $153 compared to $169 in 2014. Depreciation and amortization expense in 2014 included $12 of accelerated depreciation related to certain long-lived assets that were disposed of before the end of their estimated useful lives. Research and development expense for 2015 decreased by $11 compared to 2014 primarily related to the timing of new projects. Restructuring and other costs for 2015 increased by $7 compared to 2014 which was primarily due to severance benefits related to the global restructuring announced in November 2015.

Non-Operating Expense (Gain)

In 2016, total non-operating expense decreased by $21, from an expense of $83 to an expense of $62, compared to 2015. The decrease was primarily due to a gain of $9 related to recovery of a tax claim from GE, $6 due to lower reorganization expense in 2016 and $3 in lower interest expense.

In 2015, total non-operating expense increased by $1,867, from an income of $1,784 to an expense of $83, compared to 2014. The increase was primarily driven by reorganization income items, net of $1,969 in 2014 (see Note 4 to the Consolidated Financial Statements included elsewhere in this prospectus for more information). This increase was offset by a decrease in interest expense of $98, which was primarily due to a reduction in total debt outstanding as a result of restructuring our capital structure in conjunction with the implementation of the Plan.

Income Tax Expense

In 2016, income tax expense increased by $5 compared to 2015. The effective income tax rate was (13%) for 2016 compared to (18%) for 2015. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rate was also impacted by the movement in the valuation allowance. The valuation allowance, which relates principally to U.S. and certain non-U.S. deferred tax assets, was established and maintained based on our assessment that a portion of the deferred tax assets will likely not be realized. Due to fluctuations in pre-tax income or loss between jurisdictions with and without a valuation allowance established, our historical effective tax rates are likely not indicative of our future effective tax rates.

In 2015, income tax expense decreased by $23 compared to 2014. The effective income tax rate was (18%) for 2015 compared to 2% for 2014. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rate was also impacted by the tax impact of the reorganization and fresh start accounting net of the movement in valuation allowance. The valuation allowance, which relates principally to U.S. and certain non-U.S. deferred tax assets, was established and maintained based on our assessment that a portion of the deferred tax assets will likely not be realized.

For 2016, profits and losses incurred in foreign jurisdictions with statutory tax rates less than 35% (primarily China, Germany and Thailand) comprised the largest portion of the foreign rate differential. For 2015, China comprised the largest portion of the foreign rate differential. For 2014, Germany comprised the largest portion of the foreign rate differential.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2016 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement. As a result, we are asserting permanent reinvestment with respect to certain intercompany arrangements considered indefinite.

Other Comprehensive (Loss) Income

For the year ended December 31, 2016, pension and postretirement benefit adjustments positively impacted other comprehensive income by $17, primarily due to the recognition of net prior service credit related to the effect of plan redesign triggered by certain changes to company sponsored post-retiree medical, dental, vision and life insurance benefit plans.

For the year ended December 31, 2015, foreign currency translation negatively impacted other comprehensive loss by $65, primarily due to the impact of the strengthening of the U.S. dollar against the euro. In 2015, pension and postretirement benefit negative impact on other comprehensive loss was $1 compared to $69 in 2014 due to the recognition of prior service costs in 2014 following provision changes to our U.S. pension plan.

For the year ended December 31, 2014, foreign currency translation negatively impacted other comprehensive income by $2, primarily due to the impact of the strengthening of the U.S. dollar against the euro and Japanese yen. For the year ended December 31, 2014, pension and postretirement benefit adjustments negatively impacted other comprehensive income by $70, primarily due to net unrecognized actuarial losses driven by a decrease in the discount rate at October 24, 2014, partially offset by favorable asset experience. In connection with the application of fresh start accounting, on October 24, 2014, total accumulated unrecognized net gains of $162 were eliminated from accumulated other comprehensive income (see Note 3 to the Consolidated Financial Statements included elsewhere in this prospectus for more information).

Results of Operations by Segment

Following are net sales and Segment EBITDA by reportable segment. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items and certain other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also a principle profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

In 2015, we redefined our internal reporting structure and now allocate additional administrative functional costs to the operating segments. The current presentation of Segment EBITDA includes a Corporate component rather than the Other component previously disclosed. Corporate is primarily corporate, general and administrative expenses that are not allocated to the segments, such as certain shared service and administrative functions. Segment EBITDA for all periods presented was retrospectively revised to conform with the current presentation.

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net Sales(1):
Silicones	$2,061	$2,112	$431	$1,866
Quartz	172	177	34	145

Total	$2,233	$2,289	$465	$2,011

Segment EBITDA:
Silicones	$257	$201	$44	$213
Quartz	20	27	6	17
Corporate	(39)	(34)	(4)	(38)

Total	$238	$194	$46	$192

(1)	Inter-segment sales are not significant and, as such, are eliminated within the selling segment.

2016 vs. 2015 Segment Results

Following is an analysis of the percentage change in sales by segment from 2015 to 2016:

	Volume	Price/Mix	Currency Translation	Total
Silicones	(1)%	(1)%	—%	(2)%
Quartz	(4)%	—%	1%	(3)%

Silicones

Net sales in 2016 decreased $51, or 2%, compared to 2015. This decrease was primarily due to a volume decrease of $35 in line with our intentional efforts to reduce under-performing siloxane derivative products, as well as negative price and mix shift of $16, caused by declines in agriculture and oil and gas markets.

Segment EBITDA in 2016 increased by $56 to $257 compared to 2015. This increase was primarily due to improved demand in automotive and electronics market, production efficiencies, and raw material deflation.

Quartz

Net sales in 2016 decreased $5, or 3%, compared to 2015. The decrease was primarily due to a volume decrease of $7 caused by softening of the end user demand offset by favorable currency impacts.

Segment EBITDA in 2016 decreased by $7 to $20 compared to 2015. The decrease was primarily due to the inclusion of a settlement gain of $6 related to the resolution of customer dispute in the first quarter of 2015.

Corporate

Corporate charges are primarily general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions. Compared to 2015, Corporate charges increased by $5 to $39, mainly due to merit increase and higher incentive based compensation.

2015 vs 2014 Segment Results

Following is an analysis of the percentage change in sales by segment from 2014 to 2015:

	Volume	Price/Mix	Currency Translation	Total
Silicones	(1)%	(2)%	(5)%	(8)%
Quartz	4%	—%	(5)%	(1)%

Silicones

Net sales in 2015 decreased $185, or 8%, compared to 2014. The decrease was primarily due to unfavorable exchange rate fluctuations of $147 due to the strengthening of the U.S. dollar against the euro and Japanese yen, as well as adverse price and mix shift of $46 due to economic downturns in China, slowness in Asian high end automotive markets and a downturn in the oil and gas market. These decreases were partially offset by an increase in sales volume.

Segment EBITDA in 2015 decreased by $56 to $201 compared to 2014. The decrease was primarily due to net unfavorable exchange rate fluctuations, negative price and mix shift and higher net processing costs. The decrease was partially offset by reductions in selling, general and administrative and research and development expenses.

Quartz

Net sales in 2015 decreased $2, or 1%, compared to 2014. The decrease was primarily due to net unfavorable exchange rate fluctuations of $9, partially offset by an increase in sales volume of $7.

Segment EBITDA in 2015 increased by $4 to $27 compared to 2014. The increase was primarily due to a settlement gain related to the resolution of a customer dispute in the first quarter of 2015, increase in sales volume and reductions in selling, general and administrative expenses partially offset by higher net processing costs.

Corporate

Corporate charges are primarily general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions. Corporate charges decreased by $9 to $33 compared to 2014, primarily due to net favorable exchange rate fluctuations and lower administrative costs to serve.

Reconciliation of Net (Loss) Income to Segment EBITDA:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net (loss) income	$(163)	$(83)	$(60)	$1,685
Interest expense, net	76	79	15	162
Income tax expense	18	13	—	36
Depreciation and amortization	185	153	22	147
Gain on extinguishment and exchange of debt	(9)	(7)	—	—

EBITDA	$107	$155	$(23)	$2,030
Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$26	$15	$46	$114
Unrealized gains (losses) on pension and postretirement benefits	33	(16)	15	—
Restructuring and other costs	70	32	5	20
Reorganization items, net	2	8	3	(1,972)

Total adjustments	131	39	69	(1,838)

Segment EBITDA	$238	$194	$46	$192
Segment EBITDA:
Silicones	257	201	44	213
Quartz	20	27	6	17
Corporate	(39)	(34)	(4)	(38)

Total	$238	$194	$46	$192

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses. For the years ended December 31, 2016 and December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, these charges primarily represented net realized and unrealized foreign currency transaction losses and losses on the disposal and impairment of certain assets. For the years ended December 31, 2016 and December 31, 2015, these charges also include stock based compensation expenses.

Unrealized gains (losses) on pension and postretirement benefits represented non-cash actuarial losses recognized upon the re-measurement of our pension and postretirement benefit obligations, which after the Effective Date, are recognized in the Consolidated Statements of Operations, and were driven by a decrease in discount rates, other demographic assumptions and asset performance. Restructuring and other costs for all periods primarily included expenses from our restructuring and cost optimization programs. For the year ended December 31, 2016, these amounts also included costs arising from the union strikes inclusive of unfavorable manufacturing variances at our Waterford, NY and Willoughby, OH facilities, costs due to a fire at our Leverkusen, Germany facility, and recovery of Italian tax claims from GE. For the predecessor period from January 1, 2014 through October 24, 2014, these amounts also included costs associated with restructuring the Company’s capital structure incurred prior to the Bankruptcy Filing, and were partially offset by a gain related to a claim settlement. Reorganization items, net represented incremental costs incurred directly as a result of the Bankruptcy Filing. For the successor years ended December 31, 2016 and December 31, 2015, successor period from October 25, 2014 through December 31 2014, these amounts were primarily related to certain professional fees. For the predecessor period from January 1, 2014 through October 24, 2014, these amounts included certain professional fees, the BCA Commitment Premium and financing fees related to our DIP Facilities, as well as the impact of the Reorganization Adjustments and the Fresh Start Adjustments (see Note 3 to the Consolidated Financial Statements included elsewhere in this prospectus for more information).

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations and funds available under the ABL Facility. Our primary continuing liquidity needs are to finance our working capital, debt service and capital expenditures.

At December 31, 2016, we had $1,203 of indebtedness. In addition, at December 31, 2016, we had $439 in liquidity consisting of the following:

•	$224 of unrestricted cash and cash equivalents (of which $184 is maintained in foreign jurisdictions); and

•	$215 of availability under the ABL Facility ($270 borrowing base, less $55 of outstanding letters of credit and subject to a fixed charge coverage ratio of 1.0 to 1.0 that will only apply if our availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27).

As part of the Bankruptcy Filing, we and certain of our subsidiaries obtained the DIP Facilities. The DIP Facilities were used in part to repay in full the outstanding obligations under our existing ABL facility (the “Old ABL Facility”). The DIP Facilities were comprised of a $270 asset-based revolving loan (the “DIP ABL Facility”) and a $300 term loan (the “DIP Term Loan Facility”). In conjunction with our emergence from Chapter 11 bankruptcy, on October 24, 2014, the DIP Term Loan Facility was paid in full and terminated, and the DIP ABL Facility was converted into the ABL Facility.

In addition, in the fourth quarter of 2015 and first quarter of 2016, we initiated a debt buyback program and repurchased $48 in aggregate principal amount of our Second Lien Notes for approximately $26, resulting in a net gain of $16. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 at the end of third quarter of 2015 to $202 as of December 31, 2016.

Our net working capital (defined as accounts receivable and inventories less accounts payable) at December 31, 2016 and 2015 was $432 and $450, respectively. A summary of the components of our net working capital as of December 31, 2016 and 2015 is as follows:

	December 31, 2016	% of LTM Net Sales	December 31, 2015	% of LTM Net Sales
Accounts receivable	$280	13%	$292	13%
Inventories	390	17%	381	17%
Accounts payable	(238)	(11)%	(223)	(10)%

Net working capital	$432	19%	$450	20%

The decrease in net working capital of $18 from December 31, 2015 was due to various market driven factors: a decrease in accounts receivable due to lower sales, a higher mix of vendors with longer than average payment terms and the results of working capital optimization triggering a reduction in inventory costs. The decrease was offset by: strategic investment in profitable products, a safety stock increase to support our Leverkusen, Germany site transformation and due to the strike at our Waterford, NY site, and a higher mix of customers with longer than average payment terms.

We remain focused on driving positive free cash flow in 2017 through our global cost control initiatives and aggressively managing net working capital. To minimize the impact of net working capital on cash flows, we continue to review inventory safety stock levels where possible. We also continue to focus on receivable collections by accelerating receipts through the sale of receivables at a discount.

We have the ability to borrow from the ABL Facility to support our short-term liquidity requirements. During 2015 and 2016, we did not draw from our ABL Facility. As of December 31, 2016, we had no outstanding borrowings under the ABL Facility.

2017 Outlook

Following, and as a result of, our emergence from the Chapter 11 proceedings, we believe we are favorably positioned to fund our ongoing liquidity requirements. We believe that due to our businesses operating cash flows as well as our $439 of liquidity in the form of cash and our ABL facility, our long-term debt maturities in 2021 and 2022, and our annual debt service costs of approximately $54, our business has adequate capital resources to meet material commitments coming due during the next 12-month period. The additional liquidity provided by the rights offerings in connection with the Chapter 11 process (the “Rights Offerings”) and the impact of the Plan on our capital structure, resulting in reduced annual debt service obligations of approximately $240, increased our future operational and financial flexibility and left us well positioned to make strategic capital investments, leverage our leadership positions with both our customers and suppliers, optimize our portfolio and drive new growth programs. Our business is impacted by general economic and industrial conditions, including general industrial production, automotive builds, housing starts, construction activity, consumer spending and semiconductor capital equipment investment, and these factors could have negative effects to our liquidity. Our business has both geographic and end market diversity, which often reduces the impact of any one of these factors on our overall performance.

Capital spending in 2017 is expected to be approximately between $125 and $130, approximately $50 of which relates to certain growth and productivity projects. We continue to focus on optimizing our working capital and expect it to be a source of cash in 2017.

We expect to have adequate liquidity to fund our operations for the foreseeable future from cash on our balance sheet, cash flows provided by operating activities and amounts available for borrowings under the ABL Facility.

Debt Repurchases and Other Transactions

From time to time, depending upon market, pricing and other conditions, as well as on our cash balances and liquidity, we or our affiliates may seek to acquire (and have acquired) our outstanding equity and/or debt securities or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing our notes if applicable), for cash or other consideration. For example, in the fourth quarter of 2015 and first quarter of 2016, we repurchased $48 in aggregate principal amount of our Second Lien Notes for approximately $26, resulting in a net gain of $16. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 at the end of third quarter of 2015 to $202 as of December 31, 2016. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.

Sources and Uses of Cash

Following are highlights from our Consolidated Statements of Cash Flows:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Sources (uses) of cash:
Operating activities	$142	$128	$(3)	$(207)
Investing activities	(117)	(116)	(17)	(18)
Financing activities	(16)	(10)	(1)	390
Effect of exchange rates on cash flow	(2)	(8)	(4)	(6)

Net (decrease) increase in cash and cash equivalents	$7	$(6)	$(25)	$159

Operating Activities

In 2016, operations generated $142. Net income of $163, included $234 of net non-cash items, of which $185 was for depreciation and amortization, $33 of unrealized losses related to the re-measurement of our pension benefit liabilities, $23 for amortization of debt discount costs, offset by: $12 due to loss on impaired assets, $3 of unrealized foreign currency gains, and $9 related to gain on the extinguishment of debt. Net working capital generated $7 of cash primarily driven by customer mix and timing of collections and strategic investment in profitable products, safety stock increase to support our Leverkusen, Germany site transformation and due to the strike at our Waterford, NY site. Changes in other assets and liabilities, due to/from affiliates and income taxes payable are driven by the timing of when items were expensed versus paid, which primarily included incentive compensation, certain liabilities related to siloxane capacity transformation programs, interest expense, pension plan contributions and taxes.

In 2015, operations generated $128 of cash. Net income of $83 included $147 of net non-cash items, of which mainly $153 was for depreciation and amortization and $22 was for amortization of debt discount costs, offset primarily by $10 of unrealized foreign currency gains, $16 of unrealized gains related to the re-measurement and curtailment related to our pension liabilities and $7 related to gain on the extinguishment of debt. Net working capital generated $30 of cash driven by customer mix and timing of collections as well as a decrease in accounts payable due to longer payment terms with vendors following our emergence from Chapter 11. Changes in other assets and liabilities, due to/from affiliates and income taxes payable are driven by the timing of when items were expensed versus paid, which primarily included interest expense, pension plan contributions and taxes.

In 2014, operations used $210 of cash. Net income of $1,625 included $1,755 of net non-cash income items, of which $2,078 was for non-cash reorganization items, which were partially offset by other various non-cash expenses. These other non-cash expenses included $169 for depreciation and amortization, a $19 reclassification of DIP Facility financing fees to “Financing Activities”, a $15 non-cash charge for unrealized losses related to the re-measurement of our pension liabilities, $101 of unrealized foreign currency losses, $10 of deferred tax expense and $4 for the amortization of debt discount. Net working capital used $80 of cash primarily driven by increases in sales volumes and the related impact on accounts receivable and inventory, as well as a decrease in accounts payable of $14. Changes in other assets and liabilities, due to/from affiliates and income taxes payable remained flat. These changes are driven by the timing of when items were expensed versus paid, which primarily included interest expense, pension plan contributions and taxes.

Investing Activities

In 2016, investing activities used $117. We spent $117 for ongoing capital expenditures related to growth, environmental, health and safety compliance and maintenance projects (represented by $125 in current year asset additions, reduced by the capital expenditure financed through accounts payable).

In 2015, investing activities used $116 of cash. We spent $114 for ongoing capital expenditures (including capitalized interest) related to environmental, health and safety compliance and maintenance projects (of which $111 represented current year asset additions, with the remainder being the change in the accounts payable related to capital spending).

In 2014, investing activities used $88 of cash. We spent $96 for ongoing capital expenditures (including capitalized interest) related to environmental, health and safety compliance and maintenance projects (of which $87 represented current year asset additions, with the remainder being the change in the accounts payable related to capital spending). We also spent $2 on the acquisition of intangible assets. These expenditures were partially offset by the consolidation of Superholdco Finance Corp. (“Finco”), which provided a $50 increase in cash, as well as $12 in proceeds received from the sale of a subsidiary to Hexion.

Financing Activities

In 2016, financing activities used $16, mainly due to the buyback of $29 in aggregate principal amount of our Second Lien Notes for $16.

In 2015, financing activities used $10, mainly due to the buyback of $19 in aggregate principal amount of our Second Lien Notes for $10.

In 2014, financing activities provided $389 of cash. Proceeds from the Rights Offerings provided cash of $600. Net long-term debt repayments were $135, which primarily consisted of net repayments under the Old ABL Facility and a $75 revolving credit facility (the “Cash Flow Facility”), and net short-term debt repayments were $7. Additionally, the repayment of an affiliated loan in conjunction with various transactions with Finco used cash of $50. We also paid $19 in financing fees related to our DIP Facilities.

At December 31, 2016, there were $55 in outstanding letters of credit and no borrowings outstanding under our $270 ABL Facility, leaving unused borrowing capacity of $215.

The credit agreement governing the ABL Facility contains various restrictive covenants that prohibit us and/or restrict our ability to prepay indebtedness, including our First Lien Notes and Second Lien Notes (collectively, the “notes”). In addition, the credit agreement governing the ABL Facility and the indentures governing our notes, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. However, all of these restrictions are subject to exceptions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to the parent of such subsidiaries in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements that limit such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2016 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement. As a result, are asserting permanent reinvestment with respect to certain intercompany arrangements considered indefinite.

Covenants Under the ABL Facility and the Notes

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, under certain circumstances, the maintenance of a fixed charge coverage ratio, as further described below. Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing the ABL Facility include the failure to pay principal and interest when due, a material breach of a representation or warranty, events of bankruptcy, a change of control and most covenant defaults. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time was less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27. The fixed charge coverage ratio is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis and calculated as of the last day of the applicable fiscal quarter.

In addition to the financial maintenance covenant described above, we are also subject to certain incurrence tests under the indentures governing our notes that restrict our ability to take certain actions if we are unable to meet specified ratios. For instance, the indentures governing our notes contain an incurrence test that restricts our ability to incur indebtedness or make investments, among other actions, if we do not maintain an Adjusted EBITDA to Fixed Charges ratio (measured on a LTM basis) of at least 2.0 to 1.0. The Adjusted EBITDA to Fixed Charges ratio under the indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on a LTM basis. The restrictions on our ability to incur indebtedness or make investments under the indentures that apply as a result, however, are subject to exceptions, including exceptions that permit indebtedness under the ABL Facility.

At December 31, 2016, we were in compliance with all covenants under the credit agreement governing the ABL Facility and under the indentures governing the notes.

Adjusted EBITDA referred to in the table below relates to MPM. Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument of MPM. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA is not a defined term under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the indentures should not be considered as an alternative to interest expense.

The following table reconciles MPM’s Net loss to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under our indentures for the period presented:

Year Ended December 31, 2016
Net loss	$(161)
Interest expense, net	76
Gain on the extinguishment of debt	(9)
Income tax expense	18
Depreciation and amortization	185

EBITDA	109
Adjustments to EBITDA:
Restructuring and other costs(a)	70
Reorganization items, net(b)	2
Non-cash compensation and related expenses(c)	36
Pro forma cost savings from other initiatives(d)	16
Other non-cash charges and other income and expense(e)	23
Exclusion of Unrestricted Subsidiary results(f)	(33)

Adjusted EBITDA	$223

Pro forma fixed charges(g)	$54

Ratio of Adjusted EBITDA to Fixed Charges(h)	4.13

(a)	Primarily includes one-time expenses related to our global restructuring program, siloxane production transformation, union strike and certain other non-operating income and expenses.
(b)	Represents professional fees related to our reorganization.
(c)	Represents non-cash actuarial losses resulting from pension and postretirement liability curtailment and re-measurements, and stock-based compensation expense.
(d)	Represents estimated cost savings, on a pro forma basis, from initiatives implemented or being implemented by management, including headcount reductions and indirect cost savings.
(e)	Non-cash charges primarily include the effects of foreign exchange gains and losses and impacts of asset impairments and disposals.

(f)	Reflects the exclusion of the EBITDA of our subsidiaries that are designated as Unrestricted Subsidiaries under the ABL Facility and the indentures that govern our notes.
(g)	Reflects pro forma interest expense based on outstanding indebtedness and interest rates at December 31, 2016.
(h)	MPM’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing our notes, unless MPM has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of December 31, 2016, we were able to satisfy this test and incur additional indebtedness under these indentures.

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2016. Our contractual cash obligations consist of legal commitments at December 31, 2016 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. These contractual obligations are grouped in the same manner as they are classified in the Consolidated Statements of Cash Flows in order to provide a better understanding of the nature of the obligations.

	Payments Due By Year
Contractual Obligations	2017	2018	2019	2020	2021	2022 and beyond	Total
Operating activities:
Purchase obligations(1)	$127	$111	$97	$91	$72	$352	$850
Interest on fixed rate debt obligations	53	52	52	52	44	3	256
Operating lease obligations	15	11	9	7	6	15	63
Funding of pension and other postretirement obligations(2)	33	29	30	31	33	—	156
Financing activities:
Long-term debt, including current maturities(3)	36	—	—	—	1,100	202	1,338

Total	$264	$203	$188	$181	$1,255	$572	$2,663

(1)	Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.
(2)	Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 6% for the years 2017—2021 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 15 to the Consolidated Financial Statements included elsewhere in this prospectus for more information on our pension and postretirement obligations.
(3)	Long-term debt amounts above represent gross repayments, and are exclusive of any unamortized debt discounts.

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2016 At December 31, 2016, we recorded unrecognized tax benefits and related interest and penalties of $45. We estimate that we will pay approximately $25 in 2017 for local, state and international income taxes. We expect non-capital environmental expenditures for 2017 through 2021 totaling $25. See Notes 13 and 14 to the Consolidated Financial Statements included elsewhere in this prospectus for more information on these obligations.

Critical Accounting Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 5 to the Consolidated Financial Statements included elsewhere in this prospectus.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Deferred tax assets are subject to valuation allowances based upon management’s estimates of realizability.

At December 31, 2016 and 2015, we had valuation allowances of $484 and $419, respectively, against our deferred income tax assets. At December 31, 2016, we had a $297 valuation allowance against a portion of our net U.S. federal and state deferred tax assets, as well as a valuation allowance of $187 against a portion of our net foreign deferred income tax assets, primarily in Germany and Japan. At December 31, 2015, we had a $243 valuation allowance against all of our net U.S. federal and state deferred tax assets, as well as a valuation allowance of $176 against a portion of our net foreign deferred income tax assets, primarily in Germany and Japan. The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain.

We considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. The Company evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:

•	Taxable income in prior carryback years;

•	Future reversal of existing taxable temporary differences;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

The accounting guidance for uncertainty in income taxes is recognized in the financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in its tax return. We also apply the guidance relating to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2016 and 2015, we recorded unrecognized tax benefits and related interest and penalties of $45 and $40, respectively.

Pensions

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	The weighted average rate used for discounting the liability;

•	The weighted average expected long-term rate of return on pension plan assets;

•	The method used to determine market-related value of pension plan assets;

•	The weighted average rate of future salary increases; and

•	The anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the best estimated mortality projections for each particular country and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), equity (“Equity”) and 2017 pension expense to the following changes in key assumptions:

	Increase / (Decrease) at December 31, 2016			Increase / (Decrease)
	PBO	ABO	Equity	2016 Expense
Assumption:
Increase in discount rate of 0.5%	$(37)	$(35)	$37	$(1)
Decrease in discount rate of 0.5%	43	40	(43)	1
Increase in estimated return on assets of 1.0%				(2)
Decrease in estimated return on assets of 1.0%				$2

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying asset groups. Impairment indicators include, but are not limited to, a significant decrease in the market price of a long-lived asset; a significant adverse change in the manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset; or a current expectation that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. Long-lived assets are grouped together at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of long-lived assets. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value.

We perform an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, we use a probability weighted market and income approach to estimate the fair value of the reporting unit. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated fair value is the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model. The discounted cash flow model requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows over a multiyear period, as well as determine the weighted average cost of capital to be used as a discount rate. Applying this discount rate to the multiyear projections provides an estimate of fair value for the reporting unit. The discounted cash flow model does not include cash flows related to interest payments and debt service, as the related debt has not been pushed down to the reporting unit level. Our reporting units are the same as our operating segments: Silicones and Quartz.

At October 1, 2016, the fair value of the reporting units exceeded the respective carrying values by 9% to 46% (“headroom”). It is possible that the conclusions regarding the impairment or recoverability of goodwill at either reporting unit could change in future periods if, for example, the reporting unit does not perform as projected, the results of strategic plans and certain cost saving initiatives are not fully achieved, or the overall economic or business conditions are worse than current assumptions (including inputs to the discount rate or market based EBITDA multiples). If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change, we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

The Quartz reporting unit, which had headroom of 9%, was the only reporting unit with fair value in excess of carrying value of less than 20%. As of December 31, 2016, the carrying value of goodwill assigned to the Quartz reporting unit was $18. Management will continue to monitor this reporting unit for changes in the business environment that could impact recoverability.

Fresh Start Accounting

The application of fresh start accounting requires that the assets and liabilities of the successor entity be recorded at the date of the emergence at their respective fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, we may be required to value assets at fair value measures that do not reflect our intended use of those assets. The fair value of in-process research and development, identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including, but not limited to, estimating future cash flows and developing appropriate discount rates. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. Fair value measurements can be highly subjective and the reasonable application may result in a range of alternative estimates using the same facts and circumstances. Any excess of the enterprise value over the estimated fair values of the net assets is recorded as goodwill. As a result, we adjusted the carrying value of goodwill to $224 which represents the reorganizational value of assets in excess of amounts allocated to identified tangible and intangible assets.

Recently Issued Accounting Standards

The nature and impact of recent accounting pronouncements is discussed in Note 5 to our Consolidated Financial Statements included elsewhere in this prospectus, which is incorporated herein by reference.

BUSINESS

Overview

MPM Holdings Inc. (“Momentive”) is a holding company that conducts substantially all of its business through its subsidiaries. Momentive’s wholly owned subsidiary, MPM Intermediate Holdings Inc. (“Intermediate Holdings”), is a holding company for its wholly owned subsidiary, Momentive Performance Materials Inc. (“MPM”) and its subsidiaries.

As a result of MPM’s reorganization and emergence from Chapter 11 bankruptcy on October 24, 2014 (the “Effective Date” or the “Emergence Date”) (described below), Momentive became the indirect parent company of MPM in accordance with MPM’s plan of reorganization (the “Plan”) pursuant to MPM’s emergence from Chapter 11 bankruptcy on the Emergence Date. Prior to its reorganization, MPM, through a series of intermediate holding companies, was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”).

Momentive along with its subsidiaries is one of the world’s largest producers of silicones, silicone derivatives and functional silanes. Momentive is a global leader in the development and manufacture of products derived from quartz and specialty ceramics.

Products and Markets

Our products are used in thousands of applications and are sold into diverse markets, such as industrial, building and construction, transportation, agriculture, electronics, healthcare, personal care, semiconductor and fiber optics. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 3,400 patents, the majority of which relate to the development of new products and manufacturing processes.

As of December 31, 2016, we had 23 production sites strategically located around the world, which allows us to produce the substantial majority of our key products locally in the Americas, Europe and Asia. Through this network of production facilities, we serve more than 4,000 customers between our Silicones and Quartz businesses in over 100 countries worldwide. We use our global platform to deliver products to companies efficiently on a worldwide basis. Many of our customers are expanding internationally to serve developing areas in Asia, Eastern Europe, Latin America, India and Russia. Maintaining close proximity to our international customers allows us to serve them more quickly and efficiently and thus build strong relationships. Our customers include leading companies in their respective industries.

We believe that our scale and global reach provide significant efficiencies in our fixed and variable cost structure and that our breadth of related products provides significant operational, technological and commercial advantages. Manufacturing capacity at our internal sites and our joint venture in China is sufficient to produce the majority of one of our key intermediates, siloxane, which facilitates a cost effective operating structure and security of supply.

We believe we have created a value-added, technical service-oriented business model that enables us to target and participate in high-margin and high-growth specialty markets. These specialty markets account for the majority of our revenues and continue to be a growing part of our business.

Growth and Strategy

We believe that we have opportunities for growth through the following long-term strategies:

Expand Our Global Reach in Faster Growing Regions—We intend to continue to grow by expanding our sales presence and application support around the world. Specifically, we are focused on growing our business in the high growth regions of Asia-Pacific, Eastern Europe, Latin America, India and the Middle East, where the usage of our products is increasing.

Develop and Market New Products—We will continue our efforts to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives we expect to create new generations of products and services which will continue to drive revenue and earnings growth over the long term. In 2016, 2015 and 2014, we invested $64, $65 and $76, respectively, in research and development. In recent years we have completed such initiatives as upgrading technology facilities at our Tarrytown, NY site, implementing a full scale pilot line for our coatings business in Leverkusen, Germany, expanding our technology center in Seoul, Korea, and opening a research and development facility in Bangalore, India, all of which further complement our network of innovation centers strategically located to support our customers globally.

Increase Shift to High-Margin Specialty Products—We proactively manage our product portfolio with a focus on specialty, high-margin products. We continue to invest in growth as demonstrated by our recent announcement related to NXT* silane expansion in Leverkusen, Germany anticipated to be operational in 2017.

In addition, we recently acquired the operating assets of Sea Lion Technology, Inc to further support the Silanes business. We previously had a tolling relationship with Sea Lion Technology, Inc. on their site, so these assets are well known to us. We believe the acquisition will enable us to further strategically leverage these assets in support of our NXT* silane business.

These actions enable us to strategically invest in a specialty growth platform and rationalize commodity-oriented siloxane capacity. The actions we are taking to lower costs, transform operations and invest in profitable growth will enhance our competitiveness in the current market environment and position us well when end markets recover.

Continue Portfolio Optimization and Pursue Targeted Add-On Acquisitions and Joint Ventures—As a large manufacturer of performance materials, with leadership in the production of silicone, silicone derivatives, quartz and specialty ceramics, we have an advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio and better serve our customers. We believe we will have the opportunity to consummate acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies.

Implement Strategic Cost Reduction Initiatives—Pursuant to our earlier announcements during the fourth quarter of 2015 and as expanded in March and May of 2016, approximately $35 million in annual structural cost reduction initiatives through our global restructuring program have been implemented and have begun delivering savings, of which approximately $29 million were delivered in 2016. At the same time, we initiated strategic actions to address our global siloxane manufacturing capacity including, transformation of our Leverkusen, Germany facility by rationalizing siloxane capacity and making further investments in specialty assets through the NXT* silanes expansion, which is on track. In the fourth quarter of 2016, we completed the siloxane rationalization at our Leverkusen, Germany facility and it will reduce operating costs by approximately $10 million per year. We have incurred approximately $17 million in costs associated with the restructuring initiative as of December 31, 2016, which primarily represents severance expenses. The targeted savings are being achieved primarily through a reduction in force and delayering of our organization mostly in selling, general and administrative roles, as well as productivity actions at our operating facilities.

Leverage Cost Savings from the Shared Services Agreement—The Shared Services Agreement with Hexion Inc. (“Hexion”) has resulted in significant synergies for us. The Shared Services Agreement remains in place between MPM and Hexion following completion of our balance sheet restructuring, and both companies will continue to work together to benefit from the optimized cost structure and services that it provides.

*	NXT is a trademark of Momentive Performance Materials Inc.

Industry and Competitors

We compete with a variety of companies, including large global chemical companies and small specialty chemical companies, in each of our product lines. The principal factors of competition in our industry include product quality, customer service and breadth of product offerings, product innovation, manufacturing efficiency, distribution and price.

Our Businesses

The following paragraphs discuss our reportable segments, their corresponding major product lines and the primary end-use applications of our key products as of December 31, 2016.

Silicones

2016 Net Sales: $2,061 Million

We believe we are one of the world’s largest producers of silicones, silicone derivatives and organofunctional silanes, with leading positions in various product lines and geographic areas. We manufacture a wide range of high-performing elastomers, engineered materials and fluids. Silicones are generally used as an additive to a wide variety of end products in order to provide or enhance certain of their attributes, such as resistance (heat, ultraviolet light and chemical), lubrication, adhesion or viscosity. Silicones are used in product formulations primarily due to two distinguishing factors: (i) their high degree of inertness (resistance to heat, electricity and chemical reactions); and (ii) the ability during manufacturing to greatly modify their viscosity, enabling production of end-products with significant variation in levels of lubricity or adhesion. Silicones are developed using various finishing processes to generate a wide variety of different performance characteristics and are typically used in applications where traditional materials cannot perform under required conditions. Entirely new applications for silicones continue to emerge as a result of their versatility and broad range of both physical and chemical properties. We have a broad range of specialty silicones technologies, with highly advanced research, applications development and technical service capabilities.

Products

Our silicones product portfolio consists primarily of those set forth below.

•	Fluids—Fluids products are polydimethylsiloxane polymers, co-polymers, elastomers and gel networks, high-performance antifoams and emulsions. Silicone fluids exhibit low surface tension, excellent gloss, excellent sensory, softening and conditioning properties, good thermal stability and excellent viscosity over a wide temperature range, which permits usage in a number of applications. Fluids are used primarily in the personal care, home care and auto care, textiles, oil and gas, agriculture and industrial end-markets and are sold under the Magnasoft, Sagtex, Formasil, Silwet, Silsoft, Silshine, Tospearl and Velvesil brands.

•	Silanes and Resins—Silane and resin products are primarily used as components in a variety of specialty applications where improved performance is desired. Resins are used as binders in the production of formulated products such as adhesives, laminates, paints and coatings, and sealants and caulks. Their use is generally focused on situations where required performance characteristics, such as paintability, high-temperature or harsh environmental resistance, are beyond the scope of traditional materials. Our Tospearl resins are also used as light diffusion aids in LCD/LED screens, lighting and as slip agents in plastic packaging materials and paints and coatings. Silanes are used as high-performance coupling agents, adhesion promoters or as reactive intermediates. Silane and resin products are sold into a diverse range of end-markets, including aerospace, construction, coatings and inks, paint, adhesives, electronics, motor vehicles, sealants, rubber and plastics. We sell silane and specialty resins brands including: Silblock, A-Link,Wetlink, Silquest, NXT, Pearlene, SPUR, Tospearl, and CoatOSil.

•	Intermediates—Intermediate products are a broad set of siloxane, silane, and by-product materials produced in chemical operation and primarily used as inputs for other product portfolios.

•	Elastomers—Silicone elastomers are blends of silicone polymers and various fillers and include solid and liquid elastomers. Favorable performance characteristics include a broad temperature range, excellent resistance to weathering, low toxicity, good electrical insulation properties and acoustical damping qualities. Silicone elastomers are used in the production of a variety of products, including gaskets, seals, hoses and tubing, as well as numerous consumer items. Elastomers products are used primarily in the healthcare, consumer products, energy and automotive end-markets and are sold under the Tufel, Ultra Tufel, Silplus, LSR/LIM, Silopren, and Addisil brand names.

•	Specialty Coatings—Specialty Coatings products are fully formulated solutions designed to enhance performance and drive productivity in various applications. Performance attributes include high-temperature resistance, abrasion resistance, pressure sensitive adhesion or release and weatherability. Specialty Coatings products are sold into a diverse range of end-markets, including construction, tape and label, adhesives, electronics and automotive. Specialty Coatings brands include SilForce, Silgrip, Silblock, Baysilone, and Anchorsil.

•	Room Temperature Vulcanizers—Room Temperature Vulcanization (“RTV”) products consist of highly engineered gels, adhesives, encapsulants and sealants. Different types of chemistries are employed based on the application to cure the material at room temperature, with heat or by UV light. Custom fillers and additives are used to enhance performance in areas such as electrical and thermal conductivity, cure speed, adhesion to plastics and metals, optical clarity and resistance to heat. RTV products are used primarily in micro- and macro-electronics assembly, consumer electronics, automotive, aerospace, consumer goods and industrial sealing applications. RTV products include the TSE, SilCool, InvisiSil, and SnapSil brand names.

•	Urethane Additives—Urethane Additive’s product portfolio includes silicone surfactants used essentially for stabilizing polyurethane foam and a diverse line of tertiary amines to provide blow, gel and balanced catalysis in polyurethane foam reaction. Polyurethane applications include furniture, bedding, auto interior, appliances, construction, carpet backing, footwear and polyurethane leather. Urethane additive products are sold under the Niax, and Geolite brands.

•	Consumer and Construction Sealants—Consumer sealants are used by homeowners, builders and contractors for a variety of projects throughout the home including increasing energy efficiency, reducing damaging effects of moisture and protecting the home from pollen, pollution and pests. Construction sealants are used in structural glazing, weather-sealing, and insulated glass applications in new and remedial large-scale commercial building projects. We have a trademark license agreement with GE Monogram Licensing International which gives us an exclusive right to use the GE brand for these products through 2018, with a five-year renewal option through 2023. Our consumer and construction sealant products are also sold under various private labels for a number of hardware and paint retailers.

End-Markets and Applications

The physical properties of silicones, such as weather-ability, longevity and tolerance to a wide temperature range, make them versatile products with broad commercial applications. In the building and construction industry, silicone sealants and caulks are used to seal expansion and control joints in pre-cast exterior concrete panels and metal curtain walls, as well as in siding, window and door perimeters. In the transportation industry, silicones are used in a variety of original equipment manufacturer and aftermarket applications. In the electronics industry, silicones’ tolerance to high temperatures give them a considerable advantage relative to other traditional materials in a variety of computer and electronic manufacturing applications. In the personal care industry, silicones are used in consumer goods such as hair care and shaving products, antiperspirants and deodorants, cosmetics and shower and bath products. In the healthcare industry, silicones are used in medical equipment, as well as in surgeries and other general medical procedures. We believe that such a broad range of commercial uses not only helps to maintain a steady demand for our products in industries that are less vulnerable to economic cycles, but also allows for continuous innovation leading into new applications for our products in high-growth industries.

Raw Materials

•	Silicon Metal—Silicon metal is an inorganic material that is not derived from petrochemicals. Major silicon metal suppliers include Ferroglobe PLC, Elkem ASA, Lao Silicon Ltd., CBC Co. Ltd., and other smaller vendors located around the world. We currently purchase silicon metal under short-term, one-year or multi-year contracts and in the spot market. We typically purchase silicon metal under formal contracts in the United States and in the spot market in Asia Pacific.

•	Siloxane—Siloxane is a key intermediate required to produce silicone polymers. We are one of two producers in the silicones market with global siloxane production capacity. We produce siloxane for our internal use in Waterford, NY and Ohta, Japan and source siloxane from our joint venture in Jiande, China and third parties. We also source siloxane under a purchase and sale agreement with Asia Silicones Monomer Limited (“ASM”) and from time to time, we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our costs.

•	Methanol—Methanol is a key raw material for the production of methyl chloride, which is used to produce chlorosilanes. Major methanol suppliers include Itochu Chemical Forontier Corporation, CBC Co. Ltd., Southern Chemical Corporation, and Mitsubishi Gas Chemicals. We typically enter into quarterly or annual contracts for methanol.

Quartz

2016 Net Sales: $172 Million

We believe that our Quartz business is a global leader in the development and manufacturing of fused quartz and ceramic materials. Fused quartz, a man-made glass manufactured principally from quartz sand, is used in processes requiring extreme temperature, high purity and other specific characteristics. Fused quartz and ceramic materials are used in a wide range of industries, including semiconductor, lamp tubing, manufacturing, packaging, cosmetics and fiber optics. We believe that our Quartz business is a leading global producer of quartz tubing, ingots and crucibles and high-performance, non-oxide ceramic powders, coatings and solids.

Products

Our Quartz business’ products are used as a superior substitute for glass. On a microscopic level, normal glass is filled with impurities, bubbles and other flaws. For this reason, applications that require transparency and a high level of purity or stress-resistance (such as process equipment for semiconductor manufacturing or lamp lenses for high intensity video projectors) require the use of quartz. A significant driver of our Quartz volumes derives from semiconductor chip manufacturers adding to or adjusting their manufacturing lines for newly developed products. The manufacture of quartz products for use in the production of semiconductors generated approximately 72% of our Quartz business’ revenue for the year ended December 31, 2016, compared to 71% and 65% in 2015 and 2014, respectively.

Raw Materials

Naturally occurring quartz sand is the key raw material for many of the products manufactured by our Quartz business, which is currently available from a limited number of suppliers. The Unimin Corporation (“Unimin”), a major producer of natural quartz sand, controls a significant portion of the market for this sand. As a result, Unimin exercises significant control over quartz sand prices, which have been steadily increasing. In recent years, these increases have averaged approximately 3-5% per year. In April 2015, we entered into a purchase agreement with Unimin, which expired on December 31, 2016. We are currently negotiating the terms of a new long term supply agreement with Unimin, and expect to enter into an agreement within the first half of 2017. Since the expiration of our agreement with Unimin, purchases from Unimin have been handled through purchase orders without disruption of supply to our Quartz business and we expect that process to continue if we are unable to enter into a new agreement. We also use quartz sand from other global sand suppliers.

Raw Material Purchases

Overall, in 2016, we purchased approximately $846 million of raw materials. Many of the raw materials we use to manufacture our products are available from more than one source, and are readily available in the open market. As discussed above, we currently purchase under short-term, one-year or multi-year contracts and in the spot market so as to ensure competitive pricing and adequate supply.

Marketing, Customers and Seasonality

We market an extensive product line to meet a wide variety of customer needs. We focus on customers who are, or have the potential to be, leaders in their industries and have growth objectives that support our own growth objectives. In addition, we focus on customers who value our service-oriented business model. This approach includes high-quality, reliable products backed by local sales support and technical expertise. An important component of our strategy is to utilize our broad product capabilities to win high-end specialty business from our customers. These customers value these capabilities and, as a result, we are able to become a supplier of choice, given our relationship and ability to develop solutions to meet their precise needs.

In 2016, our largest customer accounted for less than 3% of our net sales, and our top twenty customers accounted for approximately 28% of our net sales. Neither our overall Company nor any of our businesses depends on any single customer or a particular group of customers; therefore, the loss of any single customer would not have a material adverse effect on any of our businesses or the Company as a whole.

We do not experience significant seasonality of demand, although sales have historically been slightly higher during the second and fourth quarters due to increased industrial activity. Seasonality trends, however, have been skewed in recent years primarily due to volatile global economic conditions.

Research and Development

Research and development expenses include wages and benefits for research personnel, including engineers and chemists; payments to consultants and outside testing services; costs of supplies and chemicals used in in-house laboratories; and costs of research and development facilities. Our research and development efforts focus on the development of new applications for our existing products and technological advances that we hope will lead to new products. For the years ended December 31, 2016, 2015 and 2014, we spent $64 million, $65 million and $76 million, respectively, on research and development.

Intellectual Property

We own, license or have rights to approximately 3,400 patents and approximately 170 trademarks registered in a variety of countries, along with various patent and trademark applications and technology licenses around the world. These patents will expire between 2017 and 2035. Our rights under such patents and licenses are a significant strategic asset in the conduct of our business. Patents, patent applications, trademarks and trademark applications relating to our Velvesil, Silwet, Silsoft, Tospearl, SPUR+ and NXT brands, technologies and products are considered material to our business.

Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, and China are the most significant to our business. These laws typically prohibit the import or manufacture of chemical substances unless the substances are registered or are on the country’s chemical inventory list, such as the European inventory of existing commercial chemical substances and the U.S. Toxic Substances Control Act inventory. Chemicals that are on one or more of these lists can usually be registered and imported without requiring additional testing in countries that do not have such lists, although additional administrative hurdles may exist. Under such laws, countries may also require toxicity testing to be conducted on chemicals in order to register them or may place restrictions on the import, manufacture and/or use of a chemical.

The European Commission enacted a regulatory system in 2006, known as Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the European Union. Other countries may also enact similar regulations.

In the European Union and other jurisdictions committed to compliance with the Kyoto Protocol to the United Nations Framework Convention on Climate Change, there is an increasing likelihood that our manufacturing sites will be affected in some way over the next few years by taxation of greenhouse gas, or GHG emissions. In addition, although the United States is not a signatory to the Kyoto Protocol, several states, including California and New York, are implementing their own GHG regulatory programs, and the enactment of federal climate change legislation in the United States is a possibility for the future. While only a small number of our sites are currently affected by existing GHG regulations, and none have experienced or anticipate significant cost increases as a result, it is likely that GHG emission restrictions will increase over time. Potential consequences of such restrictions include increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Environmental Regulations

Our policy is to strive to operate our plants in a manner that protects the environment and the health and safety of our employees, customers and communities. We have implemented company-wide environmental, health and safety policies and practices managed by our Environmental, Health and Safety, or EH&S department, and overseen by the EH&S Committee of the Board of Directors of MPM Holdings Inc. Our EH&S department has the responsibility to ensure that our operations worldwide comply with environmental, health and safety laws and regulations. This responsibility is executed via training, communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incident response planning and implementation. Our EH&S policies and practices include management systems and procedures relating to environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response and product stewardship.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental regulation at the federal, state and international level. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at or from our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management, environmental health and safety, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures.

We expect to incur future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2016, we incurred capital expenditures of approximately $24 million on an aggregate basis to comply with environmental laws and regulations and to make other environmental improvements. We estimate that our capital expenditures in 2017 for environmental controls at our facilities will be approximately $20 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements or other facts change.

Employees

As of December 31, 2016, we had approximately 4,900 employees, flat compared to 2015. Approximately 45% of our employees are members of a labor union or have collective bargaining agreements. The new contract involving the Local 81359 and Local 81380 unions in our Waterford, NY site and Local 84707 union in our Willoughby, OH site was ratified by union membership in February 2017 and is effective until June 2019.

Chapter 11 Bankruptcy Filing and Emergence

On April 13, 2014 (the “Petition Date”), Momentive Performance Materials Holdings Inc. (MPM’s direct parent prior to October 24, 2014) (“Old MPM Holdings”), MPM, and certain of our U.S. subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization (the “Bankruptcy Filing”) under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The Chapter 11 proceedings were jointly administered under the caption In re MPM Silicones, LLC, et al., Case No. 14-22503. MPM continued to operate our businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court until our emergence from the Chapter 11 proceedings.

On September 11, 2014, the Court confirmed the plan of reorganization proposed by the Debtors (the “Plan”), and on October 24, 2014 (the “Effective Date) the Plan became effective and MPM emerged from the Chapter 11 proceedings. Upon emergence from bankruptcy on the Effective Date, we adopted fresh-start accounting which resulted in the creation of a new entity (such entity, the “Successor Company”) for financial reporting purposes. Accordingly, the consolidated financial statements of the Company on or after October 24, 2014 are not comparable with the consolidated financial statements of the Company prior to that date (such entity, the “Predecessor Company”).

Properties

Our headquarters is located in Waterford, NY. Our major manufacturing facilities are primarily located in North America, Europe and Asia. We operate 9 domestic production and manufacturing facilities in 6 states and 14 foreign production and manufacturing facilities, primarily in China, Germany, Italy and Japan. We also have 5 standalone technology research centers.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our production and manufacturing facilities, executive offices and technology research centers:

Location	Real Property Interest	Business in Which Property is Used
Americas:
Waterford, NY	Owned	Silicones
Tarrytown, NY(1)	Leased	Silicones
Sistersville, WV	Owned	Silicones
Chino, CA	Leased	Silicones
Garrett, IN	Leased	Silicones
New Smyrna Beach, FL	Owned	Silicones
Charlotte, NC(1)	Leased	Silicones
Itatiba, Brazil	Owned	Silicones
Strongsville, OH(2)	Owned	Quartz
Willoughby, OH	Owned	Quartz
Richmond Heights, OH	Owned	Quartz
Newark, OH	Owned	Quartz
Europe:
Leverkusen, Germany(2)	Leased	Silicones
Bergen op Zoom, Netherlands	Leased	Silicones
Lostock, United Kingdom	Leased	Silicones
Termoli, Italy	Owned	Silicones
Antwerp, Belgium	Leased	Silicones
Geesthacht, Germany	Owned	Quartz
Asia Pacific:
Nantong, China	Leased	Silicones
Ohta, Japan(2)	Owned	Silicones
Rayong, Thailand	Leased	Silicones
Bangalore, India(1)	Leased	Silicones
Chennai, India	Owned	Silicones
Shanghai, China(1)	Leased	Silicones, Quartz
Singapore, Singapore(1)	Leased	Silicones
Kobe, Japan	Leased	Quartz
Kozuki, Japan	Owned	Quartz
Wuxi, China	Leased	Quartz

(1)	Technology research center.
(2)	Manufacturing facility and technology research center.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and/or our subsidiaries, arising from the ordinary course of business with respect to commercial, product liability, employee, environmental and toxic exposure matters. Historically, we have not faced any litigation matters or series of litigation matters that have had a material adverse impact on our business. In addition, we do not believe that there is any pending or threatened litigation, either individually or in the aggregate, that is likely to have a material adverse effect on our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation and any such matters, if they occur, could materially adversely affect our business and operations.

Appeals Relating to the Confirmation of the Plan in the Bankruptcy Cases

In connection with the Bankruptcy Cases, three appeals were filed relating to the confirmation of the Plan. Specifically, on September 15, 2014, U.S. Bank National Association (“U.S. Bank”) as trustee for the Subordinated Notes filed its appeal (the “U.S. Bank Appeal”) before the U.S. District Court for the Southern District of New York (the “District Court”) seeking a reversal of the Court’s determination that the Debtors’ Plan properly denied recovery to holders of the Subordinated Notes on the basis that those debt securities are contractually subordinated to the Old Second Lien Notes. In addition, on September 16, 2014, BOKF, NA, as trustee for the Old First Lien Notes (“First Lien Indenture Trustee”) and Wilmington Trust, National Association, as trustee for the Old Secured Notes (together with U.S. Bank and First Lien Trustee, the “Appellants”) filed their joint appeal (together with the U.S. Bank Appeal, the “District Court Appeals”) before the District Court seeking reversal of the Bankruptcy Court’s determinations that (i) the Debtors were not required to compensate holders of the Old First Lien Notes and Old Secured Notes for any prepayment premiums and (ii) the interest rates on First Lien Notes and Second Lien Notes provided to holders of the Old First Lien Notes and Old Secured Notes under the Plan was proper and in accordance with United States Bankruptcy Code. On November 11, 2014, the Debtors also filed a motion to dismiss the District Court Appeals (the “District Court Motion to Dismiss”) with the District Court asserting, inter alia, that granting the relief requested by the Appellants would be inequitable under the legal doctrine of equitable mootness. On May 5, 2015, the District Court dismissed the District Court Appeals (the “District Court Decision”) and affirmed the Bankruptcy Court Rulings. Because the District Court Appeals were decided on their merits, the District Court also terminated the District Court Motion to Dismiss as moot. All the Appellants appealed the District Court Decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”, and the appeals, the “Second Circuit Appeals”). On September 3, 2015, the Debtors filed motions to dismiss the Second Circuit Appeals (the “Second Circuit Motions to Dismiss”) with the Second Circuit asserting, inter alia, that granting the relief requested by the Appellants would be inequitable under the legal doctrine of equitable mootness. On December 16, 2015, the Second Circuit denied the Second Circuit Motions to Dismiss but permitted the Debtors to raise issues of equitable mootness in their briefs on the merits of the Second Circuit Appeals. The merits briefing of the Second Circuit Appeals is has been completed, and oral argument on the Second Circuit Appeals was held on November 9, 2016. The Second Circuit has not yet issued a decision with respect to the Second Circuit Appeals. We cannot predict with certainty the ultimate outcome of the Second Circuit Appeals.

Environmental Matters

Our operations are subject to extensive environmental regulation at the federal, state and international level and our production facilities require operating permits that are subject to renewal or modification. Our operations also involve the use, handling, processing, storage, transportation and disposal of hazardous materials, and we may be exposed to the risk of claims for environmental remediation or restoration.

We have adopted and implemented health, safety and environmental policies, which include systems and procedures governing environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response, and product stewardship. In order to comply with environmental, health and safety laws and regulations, and maintenance of permits, we have incurred and will continue to incur costs, including capital expenditures for projects related to environmental improvements. In addition, pursuant to applicable hazardous waste regulations, we are required to provide financial assurances for contingent future costs associated with certain hazardous waste management and remedial activities. We have obtained $43 million in letters of credit for financial assurance required under applicable hazardous waste regulations, including $33 million for closure and postclosure care at the Waterford, NY and Sisterville, WV facilities, and $10 million (annual aggregate) for accidental occurrences at those facilities. One or more of our U.S. facilities may also in the future be subject to additional financial assurance requirements imposed by governmental authorities, including the USEPA. In this regard, the USEPA has identified chemical manufacturing as an industry for which it plans to develop, as necessary, proposed regulations identifying appropriate financial assurance requirements pursuant to §108(b) of CERCLA.

We are currently conducting investigations and/or cleanup of known or potential contamination at several of our facilities, and have been named as a potentially responsible party at several third party Superfund sites. In connection with our creation on December 3, 2006, through the acquisition of certain assets, liabilities and subsidiaries of GE that comprised GE Advanced Materials, an operating unit within the Industrial Segment of GE, by Momentive Performance Materials Holdings Inc. (the parent company of MPM prior to its emergence from Chapter 11 bankruptcy) and its subsidiaries (the “GE Advanced Materials Acquisition”), GE has agreed to indemnify us for liabilities associated with contamination at former properties and for liabilities associated with third-party waste disposal sites. GE has also agreed that if we suffer any losses that are the subject of an indemnification obligation under a third party contract with respect to which GE is an indemnitee, GE will pursue such indemnification on our behalf and provide us with any benefits received.

While we do not anticipate material costs in excess of current reserves and/or available indemnification relating to known or potential environmental contamination, the discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require us to make significant expenditures in excess of such reserves and/or indemnification.

We have been named as a defendant in a series of multi-defendant lawsuits based on our alleged involvement in the supply of allegedly hazardous materials. The plaintiffs seek damages for alleged personal injury resulting from exposure to various chemicals. These claims have not resulted in material judgments or settlements historically and we do not anticipate that these claims present any material risk to our business in the future. In addition, we have been indemnified by GE for any liability arising from any such claims existing prior to the consummation of the GE Advanced Materials Acquisition. However, we cannot predict with certainty the outcome of any such claims or the involvement we might have in such matters in the future.

In 2008, we became aware and disclosed to the NYSDEC that, in certain instances, our Waterford, NY, facility may have failed to comply with the State and federal regulatory requirements governing the treatment of hazardous waste. During 2008, the NYSDEC initiated an investigation into these disclosures and issued a notice of violation alleging certain noncompliances. Subsequently, in the second quarter 2009, the USEPA and the U.S. Department of Justice sought, through search warrant and subpoena, additional information related to the alleged noncompliances. We are cooperating fully with the State and federal authorities. State and federal authorities have the statutory authority to seek civil and criminal sanctions, including but not limited to monetary penalties, for any noncompliances identified.

MANAGEMENT

The supervision of our management and the general course of Momentive affairs and business operations is entrusted to the board of directors (the “Board”). Set forth below are the names, ages and current positions of our executive officers of Momentive and the members of the Board as of March 10, 2017.

Name	Age	Title
John G. Boss	57	Chief Executive Officer and President and Director
Erick R. Asmussen	50	Senior Vice President and Chief Financial Officer
John D. Moran	59	Senior Vice President, General Counsel and Secretary
Mahesh Balakrishnan	33	Director
Bradley J. Bell	64	Director and Chairman of the Board
Theodore H. Butz	58	Director
John D. Dionne	53	Director
Samuel Feinstein	33	Director
Robert Kalsow-Ramos	31	Director
Scott M. Kleinman	44	Director
Julian Markby	65	Director
Jeffrey M. Nodland	61	Director
Marvin O. Schlanger	68	Director

John G. Boss was appointed Chief Executive Officer and President of Momentive on December 15, 2014, having served as a director and Interim President and Chief Executive Officer since October 24, 2014, pursuant to the Plan. He joined the Company as Executive Vice President and President of the Silicones and Quartz Division in March 2014. Mr. Boss was the former President of Honeywell Safety Products at Honeywell International from February 2012 to March 2014. He served in various leadership positions with Honeywell International since 2003, including Vice President and General Manager of Specialty Products from 2008 through 2012 and Vice President and General Manager of Specialty Chemicals from 2005 through 2008. Before joining Honeywell International, Mr. Boss was Vice President and General Manager of the Specialty and Fine Chemicals business of Great Lakes Chemical Corporation from 2000 through 2003, and Vice President and Business Director at Ashland Corporation (formerly International Specialty Products) from 1996 through 2000. Mr. Boss’ position as President and Chief Executive Officer, his extensive management experience and skills in business leadership qualify him to serve as a director of Momentive.

Erick R. Asmussen was appointed Chief Financial Officer and Senior Vice President of Momentive on May 26, 2015. Prior to joining Momentive, Mr. Asmussen served as Vice President and Chief Financial Officer of GrafTech International, Ltd. (NYSE:GTI) from September 2013 to May 2015. Mr. Asmussen joined GrafTech in 1999 as the Tax Director. He has also served as GrafTech’s Worldwide Controller and Tax Director from December 1999 to August 2002, Treasurer and Director of Finance from September 2002 to April 2005 and Vice President of Strategy, Planning and Corporate Development from May 2005 to August 2013. Prior to GrafTech, Mr. Asmussen worked in various financial positions with Corning Incorporated, AT&T Corporation and Arthur Anderson LLP.

John D. Moran was appointed Senior Vice President, General Counsel and Secretary for Momentive. Prior to joining Momentive, Mr. Moran served as General Counsel, Vice President and Secretary of GrafTech International, Ltd. since April 2009, where his primary responsibilities included corporate governance, regulatory compliance, commercial and transactional matters and oversight of the legal and corporate secretary functions. Mr. Moran joined GrafTech in May 2006 as Deputy General Counsel and previously held senior legal positions at Corrpro Companies, Inc. and Sealy Corporation.

Mahesh Balakrishnan was appointed a director of Momentive on October 24, 2014, pursuant to the Plan. Mr. Balakrishnan is a Managing Director in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and has been focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors.

Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the board of Star Bulk Carriers Corp. Within the past five years, he also served on the board of STORE Capital Corp. (specialty REIT). He has been active on a number of creditors’ committees, including ad hoc committees, during in the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. He is a member of the Compensation Committee of the Board of Directors of Momentive. Mr. Balakrishnan serves as a director of Momentive at the discretion of certain investment funds managed by Oaktree Capital Management, which funds hold a substantial equity interest in Momentive.

Bradley J. Bell was appointed a director of Momentive on October 24, 2014, pursuant to the Plan, and as Chairman of the Board on December 15, 2014. Mr. Bell also has served on the Board of Directors of Chemours Corporation since July 2015, chairing the Audit Committee, and of Hennessy Capital Acquisition Corp. II since July 2015 where he chairs the Audit Committee and is a member of the Nominating & Corporate Governance and Compensation Committees. During the past five years, Mr. Bell served on the Boards of Directors of IDEX Corporation from 2001 to 2015, Compass Minerals Corporation from 2003 to 2015, and Hennessy Capital Acquisition Corp. from 2014 to 2015. Mr. Bell was Executive Vice President and Chief Financial Officer at Nalco Holding Co. (formerly known as Nalco Chemical Co.) from November 2003 to September 2010. He also served as a Senior Vice President and Chief Financial Officer of Rohm & Haas Co. from 1997 to May 2003. He is a member and Chairman of both the Compensation Committee and the Nominating and Governance Committee of the Board of Directors of Momentive. In light of Mr. Bell’s extensive finance and business experience and over 20 years’ experience of serving on Boards of Directors of publicly traded companies, we believe it is appropriate for Mr. Bell to serve as a director of Momentive.

Theodore H. Butz was appointed a director of Momentive on August 4, 2016. Mr. Butz brings over 30 years of experience in building specialty chemicals businesses. He is an advisory Board SENSORYGEN Inc., an early stage biochemical start up with pioneering technologies in the use of computational neurobiology to discover and develop small molecules that modify smell and taste behavior in humans and insects. From 2011 through 2016, Mr. Butz was President and Chief Executive Officer of Pinova Holdings, Inc., a leading supplier of essential natural and renewable materials for fragrance, food and specialty industrial applications. Prior to Pinova, Mr. Butz was Group President for the Specialty Chemicals business at FMC Corporation. During his tenure at FMC, Mr. Butz held a variety of domestic and international leadership positions serving diverse markets and had responsibility for corporate-wide strategy and development activities, as well as corporate health and safety functions. From 2008 to 2010, Mr Butz was also a Board Member of Aventine Renewable Energy, the second largest publicly traded ethanol supplier. Mr. Butz holds an M.B.A. from the University of San Francisco and a B.S. in Finance from Arizona State University. He is a member of the Environment, Health and Safety Committee of the Board of Directors of Momentive. In light of Mr. Butz’s extensive finance and business experience, we believe it is appropriate for Mr. Butz to serve as a director of Momentive.

John D. Dionne was appointed as a director of Momentive on October 24, 2014, pursuant to the Plan. He is a Senior Adviser of the Blackstone Group and a lecturer in the Finance Unit at the Harvard Business School. Until he retired from his position as a Senior Managing Director at Blackstone in 2013, Mr. Dionne was Global Head of its Private Equity Business Development and Investor Relations Groups and also served as a member of Blackstone’s Private Equity Investment and Valuation Committees. Mr. Dionne originally joined Blackstone in 2004 as the Founder and Chief Investment Officer of the Blackstone Distressed Securities Fund, the firm’s initial entry into the single-manager hedge fund business, with peak assets under management of over $2 billion. During this period, he also served on the Investment Committees of Blackstone’s GSO and Kalix investment businesses. Before joining Blackstone, Mr. Dionne was for several years a Partner and Portfolio Manager for Bennett Restructuring Funds, a multi-billion dollar hedge fund specializing in financially troubled companies, during which time he also served on several official and ad-hoc creditor committees. He is a Chartered Financial Analyst and Certified Public Accountant (inactive). Mr. Dionne also serves on the Board of Directors of Pelmorex Media Inc. since September 2013, and on the Board of Directors and the Audit Committee of Cengage Learning, Inc. since April 2014. He is a member of the Audit Committee and the Nominating and Governance of

the Board of Directors of Momentive. Mr. Dionne’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Samuel Feinstein was elected a director of the Company on November 3, 2016. He has been an investment professional in Apollo’s private equity business since 2007 and was previously a member of the Investment Banking Group at Morgan Stanley from September 2005 to May 2007. Mr. Feinstein currently serves on the board of CEVA Holdings LLC, Vectra Corp., OMG Energy Holdings, Inc., and Pinnacle Agriculture Holdings, LLC. Within the past five years, he has served on the board of directors of Taminco Corporation. Mr. Feinstein graduated from the University of California, Los Angeles with a B.A. in Business Economics. In light of our ownership structure and his extensive finance and business experience, we believe it is appropriate for Mr. Feinstein to serve as a director of Momentive.

Robert Kalsow-Ramos was appointed a director of Momentive on October 24, 2014, pursuant to the Plan. Mr. Kalsow-Ramos is a Principal in Apollo Global Management’s Private Equity Group, where he has worked since 2010. Prior to joining Apollo, Mr. Kalsow-Ramos was a member of the Transportation Investment Banking Group at Morgan Stanley from 2008 to 2010. He also serves on the Board of Directors of Hexion Holdings, which is affiliated with Apollo. Within the past five years, Mr. Kalsow-Ramos was a member of Noranda Aluminum Holding Corporation Board of Directors. He is a member of the Audit Committee and the Compensation Committee of the Board of Directors of Momentive. Mr. Kalsow-Ramos’ position with Apollo and his extensive finance and business experience, which gives him insights into strategic and financial matters, qualifies him to serve as a director of Momentive.

Scott M. Kleinman was appointed a director of Momentive on October 24, 2014, pursuant to the Plan. He served as a director of the Company from October 1, 2010 to October 24, 2014. Mr. Kleinman is the Lead Partner for Private Equity at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of the following companies affiliated with Apollo: Hexion Holdings, CH2M Hill Companies, Ltd., Vectra Corp., Verso Corporation, and Constellis Holdings, LLC. Within the past five years, Mr. Kleinman was also a director of Verso Corporation, Noranda Aluminum Holding Corporation, Realogy Holdings Corp., , LyondellBasell Industries N.V., and Taminco Corporation. He is a member of the Nominating and Governance Committee of the Board of Directors of Momentive. In light of our ownership structure and Mr. Kleinman’s position with Apollo, and his extensive finance and business experience, we believe it is appropriate for Mr. Kleinman to serve as a director of Momentive.

Julian Markby was appointed a director of Momentive on October 24, 2014, pursuant to the Plan. He served as a director of the Company from April 2013 to October 2014. Mr. Markby has been an independent financial consultant and corporate director since 2005. Previously, Mr. Markby was an investment banker for over 25 years, most recently at Wasserstein Perella and Dresdner Kleinwort Wasserstein for over 8 years. He is also a member of the Board and Chair of the Audit Committee of Thiele Kaolin Company, a director and Chair of the Audit Committee of Siguler Guff Small Business Credit Opportunities Fund, Inc., and Board Observer and the Voting Proxy for JPMorgan’s interest in Ligado Networks. Within the past five years, Mr. Markby also served as a director of TwentyEighty, Inc., SP Fiber Holdings, Inc., Altegrity, Inc., and NewPage Corporation. He is Chair of the Audit Committee of the Board of Directors of Momentive. Mr. Markby’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Jeffrey M. Nodland was appointed a director of Momentive on December 7, 2015. He has an extensive track record of executive leadership within the specialty chemicals, industrial manufacturing and consumer products sectors. He currently serves as President and Chief Executive Officer of KIK Custom Products, a manufacturer of both national and retailer brand consumer products throughout North America and a leader in manufacturing of chemicals for the pool and spa markets. Mr. Nodland previously served as President of Hexion Specialty Chemicals Inc.’s Coatings & Inks Division from 2005 to May 2006, and President and Chief Operating Officer of Resolution Specialty Materials from 2004 to 2005. In addition, Mr. Nodland served as President and Chief Operating Officer of Resolution Performance Products from 2001 to 2004, CEO and President of

McWhorter Technologies from 1999 to 2001and held several management roles for The Valspar Corporation from 1977 to 1991. Mr. Nodland serves as a member of the Board of Directors of California Products Corporation and previously served on the Board of Directors of TPC Group. He is a member of the Environment, Health and Safety Committee of the Board of Directors of Momentive. In light of Mr. Nodland’s extensive finance and business experience, we believe it is appropriate for Mr. Nodland to serve as a director of Momentive.

Marvin O. Schlanger was appointed a director of Momentive on October 24, 2014, pursuant to the Plan. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Prior to October 1998, he held various positions with ARCO Chemical Company, serving as President and Chief Executive Officer from May 1998 to July 1998 and as Executive Vice President and Chief Operating Officer from 1994 to May 1998. He served as Chairman and Chief Executive Officer of Resolution Performance Products LLC and RPP Capital Corporation from November 2000 and Chairman of Resolution Specialty Materials Company from August 2004 until the formation of Hexion Specialty Chemicals, Inc. in May 2005. Mr. Schlanger is also a director and the Chairman of the Board of CEVA Group Plc, and a director of UGI Corporation, UGI Utilities Inc., Amerigas Partners, LP, Vectra Corporation, and Hexion Holdings, LLC. Mr. Schlanger was formerly Chairman of the Supervisory Board of LyondellBasell Industries N.V. and Chairman of Covalence Specialty Materials Corp. He also serves on the Board of WHYY public television in the Philadelphia region. He is Chair of the Environment, Health and Safety Committee of the Board of Directors of Momentive. Mr. Schlanger’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Dionne, Markby and Kalsow-Ramos, with Mr. Markby serving as its chairman. Each of Messrs. New, Markby and Kalsow-Ramos qualifies as an audit committee financial expert as defined in Item 407(d) of Regulation S-K. Mr. Markby meets the independence and the experience requirements of the federal securities laws.

The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our accounting, internal control and external reporting policies and practices;

•	to oversee the integrity of our financial statements;

•	to oversee the independence, qualifications and performance of the independent auditor (including appointment, termination and compensation of the independent auditor);

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters as well as our standards of business.

The audit committee has the authority to retain counsel and advisers to fulfill its responsibilities and duties.

Compensation Committee

Our compensation committee consists of Messrs. Balakrishnan, Kalsow-Ramos and Bell, with Mr. Bell serving as its chairman.

The principal duties and responsibilities of our compensation committee are as follows:

•	to provide oversight on the design and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and make recommendations to the Board of Directors with respect to the compensation of our chief executive officer and other executive officers;

•	to evaluate the performance of the chief executive officer;

•	to approve or and make recommendations to the Board of Directors with respect to the employment agreements, separation packages and severance benefits of executive officers;

•	to monitor and make recommendations with respect to management succession planning; and

•	to provide oversight on the regulatory compliance with respect compensation matters.

Nominating and Governance Committee

Our nominating and governance committee consists of Messrs. Bell, Dionne and Kleinman, with Mr. Bell serving as its chairman.

The principal duties and responsibilities of the nominating committee are as follows:

•	to oversee the selection of members of the Board of Directors;

•	to develop and recommend to the Board of Directors corporate governance guidelines;

•	to oversee the evaluation of the Board of Directors, management and each Board committee.

•	to establish criteria for board and committee membership and recommend to the Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors; and

•	to oversee and review the policy and process for stockholder communication to the Board of Directors.

Environment, Health and Safety Committee

Our environment, health and safety committee consists of Messrs. Butz, Nodland and Schlanger, with Mr. Schlanger serving as its chairman.

The principal duties and responsibilities of the environmental, health and safety committee are as follows:

•	to oversee the environmental, health and safety compliance programs and initiatives;

•	to oversee compliance with environmental, health and safety indemnifications;

•	to monitor our environmental, health and safety performance statistics;

•	to recommend the general budget for environmental, health and safety capital spending; and

•	to oversee environmental, health and safety audit program.

Other Committees

Our Bylaws provide that our Board of Directors may establish one or more additional committees.

Code of Ethics

We have adopted a Code of Conduct that applies to our directors, officers and employees. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. The Code of Conduct is posted on our website: www.momentive.com under “Investor Relations—Corporate Governance” Any substantive amendment to, or waiver from, any provision of the Code of Conduct with respect to any senior executive or financial officer will be posted on this website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

In this Compensation Discussion and Analysis, we describe our process of determining the compensation and benefits provided to our “Named Executive Officers” (“NEOs”). Our 2015 NEOs are: John G. Boss, President and Chief Executive Officer (our “CEO”); Erick R. Asmussen, Senior Vice President and Chief Financial Officer (our “CFO”); John D. Moran, Senior Vice President, Secretary and General Counsel, and Brian D. Berger, former Interim Chief Financial Officer. Mr. Berger served as Interim Chief Financial Officer of the Company until May 26, 2015, when Mr. Asmussen was hired, after which Mr. Berger became Vice President, Business Services.

Oversight of the Executive Compensation Program

The Board of Directors (the “Board”) of MPM’s parent holding company, Momentive, is responsible for our governance. The Board established a Compensation Committee of the Board (the “Committee”) whose responsibility includes reviewing and making recommendations relevant to compensation and benefits of the CEO and other NEOs. The Board has delegated full authority to the Committee related to certain compensatory plans. All executive compensation decisions made during 2015 for our NEOs were made or approved by the Committee.

The Committee sets the principles and strategies that guide the design of our executive compensation program. The Committee annually evaluates the performance and compensation levels of the NEOs. This annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that incentives are not only aligned with our strategic goals, but also enable us to attract and retain a highly qualified and effective management team. Based on this evaluation, the Committee approves each executive officer’s compensation level, including base salary and annual and long-term incentive opportunities.

Use of Compensation Data

In order to obtain a general understanding of compensation practices when setting total compensation levels for our NEOs, the Committee considers broad-based competitive market data on total compensation packages provided to executive officers with similar responsibilities at comparable companies. Such companies include those within the chemical industry, as well as those with similar revenues and operational complexity outside the chemical industry. As warranted, the Committee will use data obtained from third-party executive compensation salary surveys when determining appropriate total compensation levels for our NEOs.

Executive Summary

Executive Compensation Objectives and Strategy

Our executive compensation program has been designed to set compensation and benefits at a level that is reasonable, internally fair and externally competitive. Specifically, the Committee has been guided by the following objectives:

Pay for Performance. We emphasize pay for performance based on achievement of company operational and financial objectives and the realization of personal goals. We believe that a significant portion of each executive’s total compensation should be variable and contingent upon the achievement of specific and measurable financial and operational performance goals.

Align Incentives with Shareholders. Our executive compensation program is designed to focus our NEOs on our key strategic, financial and operational goals that will translate into long-term value creation for our shareholders.

Balance Critical Short-Term Objectives and Long-Term Strategy. We believe that the compensation packages we provide to our NEOs should include a mix of short-term, cash-based incentive awards that encourage the achievement of annual goals, and long-term cash and equity elements that reward long-term value creation for the business.

Attract, Retain and Motivate Top Talent. We design our executive compensation program to be externally competitive in order to attract, retain and motivate the most talented executive officers who will drive company objectives.

Pay for Individual Achievement. We believe that each executive officer’s total compensation should correlate to the scope of his or her responsibilities and relative contributions to our performance.

2015 Executive Compensation Highlights

The following summary highlights the Committee’s key compensation decisions effective for 2015:

•	On March 12, 2015, the Board approved the MPM Holdings Inc. Management Equity Plan (the “MPMH Equity Plan”). Under the MPMH Equity Plan, Momentive can award up to 3,818,182 shares, which may consist of options, restricted stock units, restricted stock and other stock-based awards. The restricted stock units are non-voting units of measurement which are deemed to be equivalent to one common share of Momentive. The options are options to purchase common shares of Momentive. The awards contain restrictions on transferability and other typical terms and conditions.

•	On April 10, 2015, the Committee approved grants under the MPMH Equity Plan of restricted stock units and options to certain of our key managers, including Messrs. Boss and Berger. In addition, in July and September, the Committee approved grants for Messrs. Asmussen and Moran, respectively, as detailed below under Long Term Incentive Awards.

•	We adopted an annual cash incentive plan for 2015 (the “2015 ICP”), which was designed to reward participants, including our NEOs for achieving specific financial and environmental, health and safety goals.

•	We implemented our annual merit increases to base salary in July for certain NEOs. The Committee determined that those measured increases were merited in light of their achievement of specific company, division, and other goals. Messrs. Asmussen and Moran did not receive merit increases because they were new hires in 2015.

•	We are not currently required to hold a shareholder advisory “say-on-pay” vote.

Evaluating Company and Individual Performance

In determining 2015 compensation, the Committee considered the following accomplishments of our NEOs in 2014:

Mr. Boss, our President and Chief Executive Officer: Mr. Boss was hired in March 2014 and served as the President of the Silicones & Quartz Division until October 24, 2014. He was then named interim Chief Executive Officer, and became CEO on December 15, 2014. The Committee considered his efforts in stabilizing the business in an inherently challenging environment as well as his overall contributions to the balance sheet restructuring initiatives.

Mr. Berger, our Interim Chief Financial Officer: The Committee considered his efforts to provide leadership stability and expertise across both the business and his global function during a challenging business environment. He successfully managed a wide range of changing initiatives including assumption of interim leadership roles, implementing changes to our accounting system and delivering upon requirements of a balance sheet restructure.

Mr. Asmussen, our CFO, was hired in May 2015 pursuant to an employment letter that governs his compensation and other terms of employment. Mr. Moran, our Senior Vice President, Secretary and General Counsel, was hired in September 2015 pursuant to an employment letter that governs his compensation and other terms of employment.

Components of Our Executive Compensation Program

The principal components of our executive compensation program during 2015 were as follows:

Type	Components
Annual Cash Compensation	Base Salary
Annual Incentive Awards
Discretionary Awards
Long-Term Incentives	Equity Awards
Long-Term Cash Awards
Benefits	Health, Welfare and Retirement Benefits
Other	Severance Benefits

1. Annual Cash Compensation

Base Salaries

The annual base salaries of our NEOs are designed to be commensurate with professional status, accomplishments, scope of responsibility, overall impact on the organization, and size and complexity of the business or functional operations managed. The annual base salaries of our NEOs are also intended to be externally competitive with the market.

The Board, the Committee, the CEO or one of his direct reports, as applicable (the “Compensation Decision Maker”), reviews each NEO’s base salary (i) annually, in conjunction with the annual performance review conducted globally for non-bargained salaried employees, and (ii) in conjunction with new hires, promotions or significant changes in job responsibilities. In approving increases to base salaries, the Compensation Decision Maker considers various factors, such as job performance, total target compensation, impact on value creation and the externally competitive marketplace. Typically, annual performance reviews are conducted in the second quarter of the calendar year and determine whether any increase to base salary is merited based on the prior year’s performance. Base salary increases for our NEOs are generally not effective until July.

In July 2015, Messrs. Boss and Berger received a merit increase in base salary in recognition of accomplishments in 2014 (described above under “Evaluating Company and Individual Performance”). The base salary and merit increase for 2015 are shown in the table below. Messrs. Asmussen and Moran were hired in 2015, and the base salary of each is shown in the table below:

Name	2014 Base Salary ($)	2015 Base Salary ($)	2015 Increase (%)
Mr. Boss	585,000	605,500	3.5%
Mr. Berger	266,475	275,800	3.5%
Mr. Asmussen	—	425,000	—
Mr. Moran	—	390,000	—

Annual Incentive Awards

Our annual incentive compensation plan is a short-term performance-based incentive designed to reward participants for delivering increased value to the organization against specific financial and other critical business objectives. Annual incentive compensation is targeted at a level that, when combined with base salary and other components of our total rewards program, is intended to yield total annual compensation that is competitive in the external marketplace. When business performance exceeds target levels, the annual incentive compensation, when combined with base salary and other components of our total rewards program, is intended to yield total annual compensation above the market median.

The performance targets for the applicable components of the annual incentive compensation plan are identical for executives and other eligible, salaried employees. We strive to set annual incentive award targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value creation, while allowing us to attract and retain highly talented senior executives. Performance measures typically include financial and operational objectives and may take into consideration a number of factors, such as our prior-year performance; current market trends; working capital projections; the realization of planned productivity initiatives; expansion plans; new product development; environmental, health and safety, and other strategic factors that could potentially impact operations.

The 2015 Annual Incentive Compensation Plan

In early 2015, the Committee approved the 2015 annual incentive compensation plan for employees of the Company and its subsidiaries, which we refer to as the “2015 ICP.” Under the 2015 ICP, our NEOs and other eligible participants had the opportunity to earn annual cash incentive compensation based upon the achievement of certain financial and environmental health and safety (EH&S) goals.

The performance goals were established based on the following measures:

Performance Goal	Description	2015 Target
Segment EBITDA

Segment EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain noncash, certain other income and expenses and discontinued operations) was used as the primary profitability measure for determining the level of financial performance for management and executive annual incentive compensation purposes.

See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” elsewhere herein.

The Momentive Segment EBITDA target for 2015 was set based upon factors including, but not limited to, competitive business dynamics in the markets, raw material trends, anticipated business unit growth and business unit budget projections. For the 2015 ICP, the targeted Momentive Segment EBITDA was $263 million.

Cash Flow	Cash flow encompasses Segment EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. The purpose of this component is to increase focus on cost control and cost reduction actions to preserve an adequate amount of liquidity to fund operations and capital expenditures, service debt and ultimately sustain the business through difficult economic cycles.	The cash flow targets were established as a result of the budget process. For the 2015 ICP, the targeted operational cash flow was a net generation of cash equal to $172 million.

Performance Goal	Description	2015 Target
Environmental Health & Safety (“EH&S”)	As a chemical manufacturer, our operations involve the use of hazardous materials, and are subject to extensive environmental regulation. As a result, EH&S is a core value and a critical focus for all employees.	For the 2015 ICP, we established metrics based upon four components: Safety Culture Program Progress, Occupational Injury & Illness Rate (OIIR), Process Safety Incidents and Environmental Incidents. The 2015 ICP goal for Momentive represents > 25% improvement from prior year actual statistics for recurring metrics. The newly introduced Safety Culture Program Progress metric is intended to continue to drive focus and improvement in our ongoing commitment to the culture and communities in which we operate.

Each of the 2015 performance goals was measured independently such that a payout of one element was not dependent upon the achievement of the others. This was intended to keep employees focused on driving continuous improvement in EH&S and cash flow, in addition to EBITDA.

Awards under the 2015 ICP were calculated as follows: Each participant was designated a target award under the 2015 ICP based on a percentage of his or her base salary, which varies per participant based on the scope of the participant’s responsibilities and externally competitive benchmarks. For 2015, the target bonus percentage for Mr. Boss was increased to 100% while the target bonus percentage for Mr. Berger remained consistent with the prior year. The target bonus percentage for Messrs. Asmussen and Moran were established based on market data and employment negotiations at the time of hire. Payout of the target award was based on the achievement of the performance goals described above, subject to a sliding scale and the relative weightings of the performance goals noted in the table below. Depending upon alignment, (i) achievement of Segment EBITDA equal to 92% of target would be necessary in order for a participant to earn the minimum 30% of the allocated target award for the EBITDA component, and (ii) achievement of approximately 115% of the Segment EBITDA target would be necessary in order for a participant to earn the maximum 200% of his or her target award for the Segment EBITDA component. The payment range for achieving the EH&S goals, which account towards 10% of the bonus determination, was 50% (threshold), 100% (target) and 200% (maximum) of the allocated target award for all the environmental components. The payment range for achieving the performance goals for Cash Flow, which account towards 30% of the bonus determination, was 50% (minimum), 100% (target) and 200% (maximum) of the allocated target award for the Cash Flow component.

The following table summarizes the target awards, performance measures, weightings, achievements and payouts for the 2015 ICP awards granted to our NEOs. We did not achieve threshold Segment EBITDA or Cash Flow for 2015, and accordingly no payout was earned with respect to those performance measures. The 2015 ICP awards are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table included elsewhere in the prospectus.

Name	Incentive Target (% of Base Salary)	Target Award ($)	Performance Criteria / Weighting %	Performance Achieved (%)	Actual 2015 ICP Payout ($)
J. Boss	100%	605,500	Momentive Segment EBITDA /60%	—%	—
			EH&S Goals / 10%	10%	60,550
			Momentive Cash Flow / 30%	—%	—
B. Berger	35%	96,530	Momentive Global EBITDA / 60%	—%	—
			EH&S Goals / 10%	10%	9,653
			Momentive Cash Flow / 30%	—%	—
E. Asmussen	65%	276,250	Momentive Global EBITDA / 60%	—%	—
			EH&S Goal / 10%	10%	27,625
			Momentive Cash Flow / 30%	—%	—
J. Moran	55%	53,625	Momentive Global EBITDA / 60%	—%	—
			EH&S Goal / 10%	10%	5,363
			Momentive Cash Flow / 30%	—%	—

2. Long-Term Incentive Awards

Equity Awards

The Committee believes that equity awards play an important role in creating incentives to maximize Company performance, motivating and rewarding long-term value creation, and further aligning the interests of our executive officers with those of our shareholders.

Our current long-term incentive strategy includes the use of periodic grants, rather than ongoing annual grants of equity. The Committee believes that periodic grants provide an incentive toward a long-term projected value. Our equity awards contain time, performance and service vesting requirements. Awards that are conditioned on time and service vesting requirements function as a retention incentive, while awards that are conditioned on performance and service vesting requirements are linked to the attainment of specific long-term objectives.

On March 12, 2015, the Board approved the MPMH Equity Plan under which, Momentive can award options, restricted stock units, restricted stock and other stock-based awards, qualifying as equity classified awards in accordance with ASC 718 “Compensation—Stock Compensation”. The purpose of the MPMH Equity Plan is to assist us in attracting, retaining, incentivizing and motivating employees and to promote the success of our business by aligning participant interests with those of our stockholders. On April 10, 2015, the Committee approved grants under the MPMH Equity Plan of restricted stock units and options to certain of our key managers, including certain of our NEOs. Subsequently, on both July 20, 2015 and September 24, 2015, additional grants were approved under the MPMH Equity Plan of restricted stock units and options to newly hired NEOs. On July 20, 2015, the Committee approved a grant for Mr. Asmussen of 50,400 restricted stock units and 117,600 options, pursuant to a commitment contained in his employment agreement. On September 24, 2015, the Committee approved a grant for Mr. Moran of 29,400 restricted stock units and 68,600 options, pursuant to a commitment contained in his employment agreement.

The MPMH Equity Plan is described further in the “Narrative to Outstanding Equity Awards Table” below.

Cash Awards

From time to time, the Committee approved long-term cash awards or plans for our key employees, including our NEOs. These awards were designed to pay over extended performance periods, subject to the achievement of specified, measurable performance goals, and were further conditioned upon continued employment. As such, these awards are useful in providing a defined value for achievement of our financial targets, as well as leadership stability. In addition, long-term cash awards help complement equity awards that are not yet liquid.

Retaining key talent during difficult business cycles has been a critical focus for the Company in recent years. In 2012, key employees, including our NEOs, received awards under a long-term cash plan (the “2012 LTIP”). Awards granted under the 2012 LTIP were determined using a multiplier of the participant’s base salary. Payment of 50% of the total award was based upon continued service through April 2015 and payment of 50% of the total award was subject to the achievement of specific financial performance goals as well as continued service conditions.

It became apparent to the Committee in early 2015 that the performance goals under the 2012 LTIP would likely never be achieved due to the Company’s balance sheet restructuring. Therefore, to ensure the continued retention of key talent during a critical period of challenging business conditions, in March 2015, the Board approved modified performance targets and other terms for the performance based component of the 2012 LTIP based upon 2015 performance targets (the “2012 Modification”).

The only NEO whose award was modified was Mr. Berger. Under such modification, 50% of his target award that was originally payable upon the achievement of EBITDA goals of Hexion Holdings became, in lieu of such terms, payable upon the achievement of the EBITDA and free cash flow goals of Momentive for the 2015 fiscal year, subject to continued employment. The remaining 50% of his target award remained and was paid in April 2015 and is included in the Summary Compensation Table.

Cash awards were paid to Mr. Berger during 2015 aggregating to $218,350. These awards included the time based component of the 2012 LTIP, an incentive award for project leadership through the balance sheet restructuring process and a special project bonus award. No other cash awards were made to our NEOs for services performed in 2015.

3. Benefits

The Company provides a comprehensive group of benefits to eligible employees, including our NEOs. These include health and welfare benefits as well as retirement benefits. Our benefit programs are designed to provide market competitive benefits for employees and their covered dependents.

Each of our NEOs participates in qualified defined contribution retirement plans on substantially the same terms as other participating employees. In addition, because individuals are subject to U.S. tax limitations on contributions to qualified retirement plans, MPM previously adopted a defined contribution Supplemental Executive Retirement Plan (the “MPM SERP”), a non-qualified plan, to provide these employees, including our NEOs, with an incremental benefit on eligible earnings above the U.S. tax limits for qualified plans. Our NEOs are eligible to participate in the non-qualified plans on the same basis as our other highly compensated salaried employees.

Our savings plan, a defined contribution plan (the “MPM 401(k) Plan”), covers our U.S. employees. This plan allows eligible exempt employees to make pre-tax contributions from 1% to 15% of eligible earnings for employees who meet the definition of highly-compensated employees and 30% for all other employees up to the

U.S. tax limits for qualified plans. Our NEOs are eligible to receive matching contributions from us equal to 100% on contributions of up to 5% of eligible earnings. In addition, we make an annual retirement contribution ranging from 3% to 7% of eligible compensation, depending on years of benefit service, to eligible employees actively employed on the last day of the year. An additional company matching contribution may be made if we achieve specified annual financial goals established at the beginning of each plan year.

There were no significant changes to our benefit plans in 2015 that would impact our NEOs. These plans are described in the Narrative to the Pension Benefits Table and Narrative to the Nonqualified Deferred Compensation Table below.

4. Other

Change-in-Control and Severance Benefits

Our NEOs are generally entitled to certain limited change-in-control and severance protections. We believe that appropriate change-in-control and severance protections accomplish two objectives. First, they create an environment where key executives are able to take actions in the best interest of the Company without incurring undue personal risk. Second, they foster management stability during periods of potential uncertainty. We are also cognizant that excessive pay in the way of change-in-control and severance protection would not be in the best interest of the Company because such pay may encourage undue risk-taking. In an attempt to balance the delicate equation, the Committee has determined to provide these benefits very selectively. The change-in-control and severance benefits payable to our NEOs are discussed in the Narrative to the Summary Compensation Table and in the discussion on Potential Payments Upon Termination of Employment, below.

Summary Compensation Table—Fiscal 2015

The following table provides information about the compensation for the years ended December 31, 2015 and 2014 for Chief Executive Officer, our current and former Chief Financial Officers and our General Counsel. We collectively refer to these four individuals as our NEOs. The compensation for those NEOs who provide services to us is shown regardless of the source of compensation or the cost allocations of any compensation amounts under the Shared Services Agreement.

SUMMARY COMPENSATION TABLE—FISCAL 2015

Name and Principal Position(a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(1)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)(2)	Total ($) (j)
John G. Boss	2015	597,815	800,000	2,066,341	1,843,919	60,550	—	49,986	5,418,611
President and Chief Executive Officer	2014	427,500	590,582	—	—	222,979	—	491,481	1,732,542

Erick R. Asmussen	2015	258,269		1,024,632	914,340	27,625	—	39,709	2,264,575
Senior Vice President and Chief Financial Officer

John D. Moran	2015	111,000		597,702	533,365	5,363	—	15,784	1,263,214
Senior Vice President, General Counsel and Secretary

Brian D. Berger	2015	273,382	218,350	341,544	304,780	9,653	—	23,601	1,171,310
Vice President, Business Services and Former Interim Chief Financial Officer	2014	260,517	174,150			30,377	—	21,495	486,539

(1)	The amounts shown in column (g) for 2015 reflect the amounts earned under the 2015 ICP, our annual incentive compensation plan, based on performance achieved for 2015. The material terms of the 2015 ICP are described in the Compensation Discussion and Analysis above. The 2015 ICP awards will be paid in April 2016.
(2)	The amounts shown in column (i) for 2015 include: for Mr. Boss $21,200 of company contributions paid or accrued to the MPM 401(k) Plan and an accrued future contribution of $28,786 to the MPM SERP; for Mr. Berger $21,200 of company contributions paid or accrued to the MPM 401(k) Plan; for Mr. Asmussen $19,239 of company contributions paid or accrued to the MPM 401(k) Plan, and perquesites valued at $13,880 including tax payments made on his behalf of $7,707 and relocation expenses paid in excess of the standard policy in the amount of $6,173.

Grants of Plan-Based Awards—Fiscal 2015

The following table presents information about grants of awards during the year ended December 31, 2015 under the 2015 ICP, the 2012 Modification and the MPMH Equity Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) (g)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/ share) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
John G. Boss
2015 ICP		7,569	605,500	1,211,000
2015 Equity Plan	4/10/2015				101,640		237,160	20.33	3,910,260
Erick R. Asmussen
2015 ICP		3,453	276,520	552,500
2015 Equity Plan	7/20/2015				50,400		117,600	20.33	1,938,972
John D. Moran
2015 ICP		670	53,625	107,250
2015 Equity Plan	9/24/2015				29,400		68,600	20.33	1,131,067
Brian D. Berger
2015 ICP		1,207	96,530	193,060
2015 Equity Plan	4/10/2015				16,800		39,200	20.33	646,324
2012 Cash LTI Modification	5/28/2015	62,500	125,000	125,000

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have employment agreements or employment letters with certain of our NEOs, which provide for their terms of compensation and benefits, severance, and certain restrictive covenants. Further details regarding the severance and restrictive covenant provisions are described below under “Potential Payments upon a Termination or Change in Control”.

Mr. Boss has an employment letter, which provides that his base salary for his first full year of employment will be $585,000 and that he will participate in the 2014 ICP with a target incentive award of 80% of his annualized base salary. Standard relocation and health and welfare benefits are provided in addition to four weeks of paid vacation annually. The agreement provides him with a guaranteed sign-on bonus of $1.3 million to be paid over a two-year period beginning July 2014 and ending April 2015. So long as Mr. Boss has not voluntarily resigned or been terminated for cause, he is also entitled to full payment of his sign-on bonus. This sign-on bonus compensated Mr. Boss for the estimated value of the long-term incentive awards he forfeited with his prior employer. He is also guaranteed severance equal to 18 months of base salary in the event that he is terminated without cause. Additional benefits related to executive outplacement and COBRA benefits continuation would also be included as severance. In addition, in the event that Mr. Boss is not granted an equity award with a target value of $8 million, he has the right under his agreement to terminate his employment for “good reason” and receive any unpaid amount of his sign-on bonus, the full amount of his severance and would not be required to repay any relocation benefits received.

Mr. Asmussen has an employment letter, which provides that his base salary for his first year of employment will be $425,000 and that he will be eligible to receive annual cash incentive compensation awards with a target opportunity equal to 65% of his annual base salary. Standard relocation and health and welfare benefits are provided in addition to four weeks of paid vacation annually. The letter also provides that any annual cash incentive award paid to Mr. Asmussen based on the Company’s 2015 performance will be calculated as if Mr. Asmussen had been employed for the entire 2015 calendar year. Mr. Asmussen is also guaranteed severance equal to 12 months of base salary in the event that he is terminated without cause. Additional benefits related to executive outplacement and COBRA benefits continuation would also be included as severance. Also included in Mr. Asmussen’s employment letter was a commitment to submit to the Compensation Committee of our Board of Directors for approval of (x) a grant of an option to acquire 117,600 shares of MPM Holdings, Inc. common stock at an exercise price of no less than the fair market value as of the grant date, and (y) a grant of restricted stock units covering 50,400 shares of Momentive common stock, in each case, subject to vesting provisions set forth in the applicable award agreements.

Mr. Moran has an employment letter, which provides that his base salary for his first year of employment will be $390,000 and that he will be eligible to receive annual cash incentive compensation awards with a target opportunity equal to 55% of his annual base salary. Standard relocation and health and welfare benefits are provided in addition to four weeks of paid vacation annually. The letter also provides that any annual cash incentive award paid to Mr. Moran based on the Company’s 2015 performance will be calculated on a prorated basis for the period of Mr. Moran’s employment during 2015. Mr. Moran is also guaranteed severance equal to 12 months of base salary in the event that he is terminated without cause. Additional benefits related to executive outplacement and COBRA benefits continuation would also be included as severance. Also included in Mr. Moran’s employment letter was a commitment for nomination to the Compensation Committee of our Board of Directors for approval of (x) a grant of an option to acquire 68,600 shares of Momentive common stock at an exercise price of no less than the fair market value as of the grant date, and (y) a grant of restricted stock units covering 29,400 shares of MPM Holdings, Inc. common stock, in each case, subject to vesting provisions set forth in the applicable award agreements.

2015 Annual Incentive Compensation Plan (2015 ICP)

Information on the 2015 ICP targets, performance components, weightings, and payouts for each of our NEOs can be found in the Compensation Discussion and Analysis section of this prospectus.

2012 Cash LTI Modification (2012 Modification)

Information on the 2012 Modification targets and other details for each of our NEOs can be found in the Compensation Discussion and Analysis section of this prospectus.

Outstanding Equity Awards—2015 Fiscal Year-End

The following table presents information about outstanding and unexercised options and outstanding and unvested stock awards held by our NEOs as of December 31, 2015. The securities underlying the awards are shares of common stock of Momentive and were granted under the MPMH Equity Plan. See the Narrative to the Outstanding Equity Awards Table below for a discussion of this plan and the vesting conditions applicable to the awards.

	Option Awards			Stock Awards
Name (a)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (b)	Options Exercise Price ($) (c)	Option Expiration Date (d)	Number of Shares or Units of Stock That Have Not Vested (#) (e)	Market Value of Shares or Units of Stock That Have Not Vested ($) (f) (1)
John G. Boss
MPMH Equity Plan
Tranche A Options(2)	118,580	20.33	4/10/2025
Tranche B Options(3)	118,580	20.33	4/10/2025
Traanch A RSUs(4)				101,640	1,051,974
Erick R. Asmussen
MPMH Equity Plan
Tranche A Options(2)	58,800	20.33	7/20/2015
Tranche B Options (3)	58,800	20.33	7/20/2015
Traanch A RSUs(4)				50,400	521,640
John D. Moran
MPMH Equity Plan
Tranche A Options(2)	34,300	20.33	9/24/2025
Tranche B Options(3)	34,300	20.33	9/24/2025
Traanch A RSUs(4)				29,400	304,290
Brian D. Berger
MPMH Equity Plan
Tranche A Options(2)	19,600	20.33	4/10/2025
Tranche B Options(3)	19,600	20.33	4/10/2025
Traanch A RSUs(4)				16,800	173,880

(1)	Because the shares in our ultimate parent, Momentive are not publicly traded, there is no closing market price at the completion of the fiscal year. The market values shown in columns (f) are based on the value of one share of common stock of Momentive as of December 31, 2015, as determined by the Board for management equity transaction purposes.
(2)	This award vests upon a price per share of $30.50 achieved in connection with a sale or IPO.
(3)	This award vests upon a price per share of $40.66 achieved in connection with a sale or IPO.
(4)	This award vests upon the fourth anniversary of the grant date. Upon a sale of Momentive occurring prior to the vesting date, the award shall vest 100% subject to the participant’s continued employment through the effective date of the sale. Upon an Initial Public Offering (“IPO”) occurring prior to the vesting date, the award shall vest pro-rata on the 1st, 2nd, 3rd, and 4th anniversaries of the grant date.

Narrative to Outstanding Equity Awards Table

MPMH Equity Plan

On April 10, 2015, Messrs. Boss and Berger received awards of time-based restricted stock units (“RSUs”) of Momentive and performance-based options to purchase shares of common stock of Momentive under the MPMH Equity Plan. On July 20, 2015 and September 24, 2015, Messrs. Asmussen and Moran, respectively, received awards of time-based restricted stock units (“RSUs”) of Momentive and performance-based options to purchase units of Momentive under the MPMH Equity Plan. The RSUs are non-voting units of measurement which are deemed for bookkeeping purposes to be equivalent to one common share of Momentive.

The RSUs generally become 100% vested upon the fourth anniversary of the grant date. The RSUs may vest earlier upon a change in control event and provide for ratable vesting in the event of an IPO as defined in the plan.

The options generally vest based upon the achievement of certain price-per-share targets either through a sale or an IPO, with certain conditions, as such terms are defined in the plan.

The vesting terms of the RSUs and options described above are each conditioned on the NEO’s continued employment with us through an applicable vesting date. With respect to any RSUs that become vested, such RSUs will be settled in shares of Momentive within sixty (60) days following the applicable vesting date, subject to certain conditions and limitations. The RSUs and options contain restrictions on transferability and other customary terms and conditions.

Option Exercises and Stock Vested—Fiscal 2015

There were no option exercises or RSUs that vested in fiscal 2015. Thus, the “Option Exercises and Stock Vested—Fiscal 2015” table has been omitted from this prospectus.

Pension Benefits – Fiscal 2015

All of our NEOs were hired after MPM’s qualified and non-qualified defined benefit pension plans were frozen, therefore there are no benefits due upon termination for those plans.

Nonqualified Deferred Compensation – Fiscal 2015

The following table presents information with respect to each defined contribution plan that provides for the deferral of compensation on a basis that is not tax-qualified.

NONQUALIFIED DEFERRED COMPENSATION TABLE—FISCAL 2015

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)(1)	Aggregate Earnings (Loss) in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
John G. Boss
MPM SERP	—	8,375	71	—	8,446
Erick R. Asmussen
MPM SERP	—	—	—	—	—
John Moran
MPM SERP	—	—	—	—	—
Brian Berger
MPM SERP	—	695	10	—	978

(1)	The amount shown in column (c) for the MPM SERP is included in the All Other Compensation column of the Summary Compensation Table for 2015. These amounts were earned in 2014 and credited to the accounts by the Company in 2015.

Narrative to the Nonqualified Deferred Compensation Table

MPM SERP

MPM adopted the Momentive Performance Materials Inc. Supplemental Executive Retirement Plan (“MPM SERP”) in 2012 to provide certain of its executives and other highly compensated employees, including Messrs. Boss, Berger, Asmussen and Moran, an annual contribution of 5% of eligible earnings above the maximum limitations set by the IRS for contributions to a qualified pension plan. The MPM SERP is an unfunded non-qualified plan. Account credits are made to the plan during the second quarter of each year. Interest credits are provided in the participant’s SERP accounts at an interest rate of 1.4% determined by MPM, which is average annual return of the fixed income fund. This deferred compensation is paid six months following termination of employment.

Potential Payments Upon Termination or Change in Control

Termination Payments

As described above, we have employment agreements or employment letters with Messrs. Boss, Asmussen, and Moran that provide for severance under certain circumstances as well as restrictive covenants.

Under applicable corporate severance guidelines based on the executive’s position and length of service, Mr. Berger is entitled to cash severance payments in the event that his employment is terminated without cause. Severance payments under such guidelines are conditioned on the executive’s compliance with non-competition and non-solicitation covenants.

Messrs. Boss, Asmussen and Moran have agreements not to compete with us and not to solicit our associates for one year following termination for any reason, as well as confidentiality agreements.

Our equity awards provide for accelerated vesting upon the occurrence of certain change in control events if certain conditions are met, including those related to our stock price.

•	RSUs are also subject to accelerated vesting upon an IPO (as defined in the plan), in which case the RSUs become cumulatively vested as to 25% of the award on each of the first four anniversaries of the date of grant.

•	Upon a sale (as defined in the plan) occurring prior to the scheduled vesting date, the RSUs, to the extent unvested, shall become fully vested, subject to the Grantee’s continued employment.

•	Stock option awards vest only upon a sale or IPO, but only if our stock price exceeds certain thresholds, none of which would have been exceeded as of December 31, 2015.

The following table describes payments our NEOs would have received had the individual’s employment been terminated as of December 31, 2015.

Name	Cash Severance ($)(1)	Estimated Value of Non-Cash Benefits ($)(2)	2015 ICP ($)(3)	Restricted Stock Vesting ($)(4)
John G. Boss	908,250	12,155	60,550	1,051,974
Erick R. Asmussen	425,000	12,810	27,625	521,640
John Moran	390,000	12,810	5,363	304,290
Brian Berger	190,938	13,146	9,653	173,880

(1)	This column reflects cash severance payments due under the NEOs employment arrangement or under applicable severance guidelines, as described above, based on salary as of December 31, 2015.
(2)	This column reflects the estimated value of health care benefits and outplacement services for the NEOs. The values are based upon the cost of such benefit at December 31, 2015.
(3)	This column reflects the amount earned by each executive under the 2015 ICP, which would be paid if he was employed by us on December 31, 2015, but incurred a termination of employment by us, without cause (or, in the case of Mr. Boss, with good reason) prior to payment. The incentive payment is forfeited if the executive resigns or incurs a termination of employment for cause prior to payment.
(4)	This column reflects the value of RSUs that would have vested assuming that a sale had occurred as of December 31, 2015.

Director Compensation—Fiscal 2015

The following table presents information regarding the compensation earned or paid during 2015 to our directors who are not also NEOs and who served on the Board during the year.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($) (d)
Mahesh Balakrishnan	87,160	75,000	162,160
Bradley J. Bell	122,500	75,000	197,500
John D. Dionne	80,000	75,000	155,000
Robert Kaslow-Ramos	85,000	75,000	160,000
Scott M. Kleinman	80,000	75,000	155,000
Julian Markby	90,000	75,000	165,000
Daniel C. Murphy(2)	52,400	75,000	127,400
Jason G. New	85,000	75,000	160,000
Jeffrey M. Nodland(1)	5,435	—	5,435
David B. Sambur	82,500	75,000	157,500
Marvin O. Schlanger	85,000	75,000	160,000

(1)	Mr. Nodland became a director on December 7, 2015.
(2)	Mr. Murphy resigned his directorship on August 27, 2015 and his RSUs were forfeited.

Narrative to the Director Compensation Table

In March 2015, a new director compensation policy was adopted for Momentive directors. Under this policy, directors receive an annual retainer of $75,000 payable quarterly in arrears, and the Board Chairman receives an additional $25,000 annual retainer, also paid quarterly in arrears. Directors who serve on committees of the Board receive the following annual retainers for their services:

Committee	Member Retainer	Chairperson Retainer
Audit	$10,000	$15,000
Compensation	7,500	12,500
Environmental, Health & Safety	5,000	10,000
Nominating & Governance	5,000	10,000

Retainer amounts payable with respect to any partial quarter of service are pro-rated to reflect the number of days served by the director during such quarter. Directors are also entitled to receive an annual equity grant under the MPMH Equity Plan with a grant date Fair Market Value (as defined in the MPMH Equity Plan) equal to $75,000, in the form and subject to the terms and conditions established by the Committee from time to time in accordance with the MPMH Equity Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table show the securities authorized for issuance under Momentive’s equity compensation plans as of December 31, 2015.

Plan category	Number of securities to be issued upon the exercise of outstanding option and rights (a)	Weighted-average exercise price of outstanding options and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	3,818,182	14	—

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Sambur and Balakrishnan, whose names appear on the Compensation Committee Report above, are employed by Apollo Management, L.P. and Oaktree Capital Management, respectively, two of Momentive’s shareholders. Neither of these directors is or has been an executive officer of the Company. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our Compensation Committee during the fiscal year ended December 31, 2015.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth as of February 15, 2017 information regarding the beneficial ownership of our common stock and shows the number of shares of common stock and percentage owned by:

•	each member of our Board of Directors and each of our named executive officers;

•	all of the executive officers and members of the Board of Directors as a group;

•	each person known to beneficially own more than 5% of our common stock, each of whom is a selling stockholder; and

•	all other selling stockholders.

As of February 15, 2017, we had 48,058,114 shares of common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated common stock and has not pledged any such stock as security.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Shares of Common Stock That May Be Offered for Resale(2)
Directors and Named Executive Officers:
Mahesh Balakrishnan(3)(4)	10,936	*	—
Bradley J. Bell(3)	23,436	*	—
John G. Boss	—	—	—
Erick R. Asmussen	—	—	—
John D. Dionne(3)	35,530	*	—
Robert Kalsow-Ramos(3)(5)	10,936	*	—
Scott M. Kleinman(3)(5)	10,936	*	—
Julian Markby(3)	13,436	*	—
John D. Moran	—	—	—
Jeffrey M. Nodland(3)	9,058	*	—
Theodore Butz(3)	3,740	*	—
Marvin Schlanger(3)	10,936	*	—
Samuel Feinstein(5)	—	—	—
Named Executive Officers and Directors as a group(3)	128,944	*	—
5% Selling Stockholders:
Euro VI (BC) S.à r.l.(6)	19,084,996	39.74%	19,084,996
OCM Opps MTIV Holdings, LLC(7)	9,817,936	20.43%	9,817,936
D. E. Shaw Galvanic Portfolios, L.L.C.(8)	3,574,759	7.44%	506,750
Pentwater Capital Management(9)	3,280,011	6.83%	3,280,011
Ares Management(10)	2,906,041	6.37%	1,087,999
Carlson Capital(11)	2,452,716	5.10%	1,397,225
Other Selling Stockholders:
Fortress Credit Advisors(12)	632,957	1.32%	632,957
Napier Park Global Capital(13)	620,551	1.29%	620,551
Nexpoint Credit Strategies Fund(14)	456,875	*	83,904

*	Less than 1%.
(1)	Unless otherwise noted, the address for each person listed in this table is c/o Momentive Performance Materials Inc., 260 Hudson River Road, Waterford, NY 12188.
(2)	The shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus were acquired by the selling stockholders in connection with the Emergence pursuant to the Plan of Reorganization in transactions that were exempt from registration under Section 4(a)(2) of the Securities Act and Section 1145 of the Bankruptcy Code. See “Summary—Emergence from Chapter 11 Proceedings” for additional information regarding the Emergence and how the selling stockholders acquired shares of our common stock. We have been advised that none of the selling stockholders is a broker-dealer and that each selling stockholder that is an affiliate of a broker-dealer acquired its shares of common stock in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
(3)	Includes 63,520 shares of unvested restricted common stock scheduled to vest on February 22, 2017 for the following directors: Messrs. Balakrishnan (7,246), Bell (7,246), Butz (3,740), Dionne (7,246), Kalsow-Ramos (7,276), Kleinman (7,246), Markby (7,246), Nodland (9,058) and Schlanger (7,246).
(4)	The address for Mr. Balakrishnan is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(5)	The address of each of Messrs. Kalsow-Ramos and Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	AIF VI Euro Holdings, L.P. (“AIF VI Euro”) is the sole shareholder of Euro VI (BC) S.à r.l. (“Euro VI BC”). Apollo Advisors VI (EH), L.P. (“Advisors VI (EH)”) is the general partner of AIF VI Euro, and Apollo Advisors VI (EH-GP), Ltd. (“Advisors VI (EH-GP)”) is the general partner of Advisors VI (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VI (EH-GP). Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VI, L.P. (“Management VI”) is the manager of AIF VI Euro, and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held of record by Euro VI (BC). The address of Euro VI (BC) is 7, Val Ste Croix, L-1371 Luxembourg. The address of AIF VI Euro, Advisors VI (EH), Advisors VI (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands. The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(7)	The manager of OCM Opps MTIV Holdings, LLC (“Opps MTIV”) is Oaktree Fund GP, LLC (“GP LLC”). The managing member of GP LLC is Oaktree Fund GP I, L.P. (“GP I”). The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of Capital I is OCM Holdings I , LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings”). The managing member of Holdings is Oaktree Capital Group, LLC (“OCG”). The duly elected manager of OCG is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard Marks, Bruce Karsh, Jay Wintrob, John Frank, Sheldon Stone, Stephen Kaplan and David Kirchheimer. Each of the managing members, managers, general partners, and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by Opps MTIV, except to the extent of any pecuniary interest therein. Mr. Balakrishnan, an employee of Oaktree Capital Management, L.P., an affiliate of Opps MTIV, has been a Director of the Company since October 24, 2014. The business address for each of the persons and entities named in this footnote is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(8)	The investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C. (“Portfolios”) is D. E. Shaw Adviser II, L.L.C. (“Adviser”) and the manager is D. E. Shaw Manager II, L.L.C. (“Manager”). The managing member of Adviser is D. E. Shaw & Co., L.P. (“DESCO LP”) and the managing member of Manager is D. E. Shaw & Co., L.L.C. (“DESCO LLC”). DESCO LP and DESCO LLC may be deemed to have the shared power to exercise voting and investment control with respect to the shares held by Portfolios. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over such shares on DESCO LP and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, and D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to exercise voting and investment control with respect to the shares. Each of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. disclaims beneficial ownership of the shares. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc. and as President and sole shareholder of DESCO II Inc., he may be deemed to have the shared power to exercise voting and investment control with respect to the shares. David E. Shaw disclaims beneficial ownership of the shares held by Portfolios. The business address of each person and entity named in this footnote is 1166 Avenue of the Americas, Ninth Floor, New York, NY 10036
(9)	Includes (i) 15,210 shares held of record by Pentwater Capital Management LP as investment advisor to Pentwater Event Driven Cayman Fund Limited, (ii) 495,719 shares held of record by Oceana Master Fund Ltd., (iii) 608,466 shares held of record by Amundi Absolute Return Pentwater Fund PLC, (iv) 501,359 shares held of record by Pentwater Capital Management LP as investment advisor to LMA SPC for and on behalf of MAP98 Segregated Portfolio, (v) 23,539 shares held of record by Pentwater Equity Opportunities Master Fund Ltd, (vi) 1,625,707 shares held of record by PWCM Master Fund Ltd and (vii) 10,011 shares held of record by Pentwater Merger Arbitrage Master Fund Ltd. Matthew C. Halbower, CIO and CEO of Pentwater Capital Management LP, exercises voting and investment control with respect to the shares held by the entities named in this footnote. The business address for each person and entity named in this footnote is 614 Davis St., Evanston, IL 60201.
(10)	Includes (i) 108,914 shares held of record by ASIP (Holdco) IV S.à.r.l. (“ASIP IV”), of which 65,542 shares may be offered for sale, (ii) 54,455 shares held of record by Ares Multi-Strategy Credit Fund V (H), L.P. (“Multi-Strategy Fund”), of which 32,770 shares may be offered for sale, (iii) 245,057 shares held of record by Transatlantic Reinsurance Company (“Transatlantic”), of which 147,470 shares may be offered for sale, (iv) 117,990 shares held of record by RSUI Indemnity Company (“RSUI”), of which 71,004 shares may be offered for sale, (v) 811,002 shares held of record by Ares Special Situations Fund III, L.P. (“Special Situations Fund III”), of which 334,265 shares may be offered for sale, (vi) 868,825 shares held of record by Ares Special Situations Fund IV, L.P. (“Special Situations Fund IV”), of which no shares may be offered for sale, and (vii) 699,798 shares held of record by Ares SSF Riopelle, L.P. (“SSF Riopelle”), of which 436,948 shares may be offered for sale.

The investment manager of ASIP IV is ASIP Operating Manager IV LLC. The manager of Multi-Strategy Fund is Ares MSCF V (H) Management LLC, the manager of which is Ares Capital Management III LLC. The portfolio manager of Transatlantic and RSUI is Ares ASIP VII Management, L.P., the general partner of which is Ares ASIP VII GP, LLC. The manager of Special Situations Fund III is ASSF Operating Manager III, LLC. The manager of Special Situations Fund IV is ASSF Operating Manager IV, L.P., the general partner of which is Ares Management LLC. The manager of SSF Riopelle is ASSF Riopelle Management, LLC. Seth J. Brufsky, Portfolio Manager, exercises voting and investment control with respect to the shares held by ASIP IV, Multi-Strategy Fund, Transatlantic and RSUI. Jeff Moore, Portfolio Manager, and Scott Graves, Portfolio Manager, exercise voting and investment control with respect to the shares held by Special Situations Fund III, Special Situations Fund IV, and SSF Riopelle. The business address of each person and entity named in this footnote is 2000 Avenue of the Stars, 12th floor, Los Angeles, CA 90067.

(11)

Includes (i) 2,342,374 shares held of record by Double Black Diamond Offshore Ltd. (“Double Black Diamond”), of which 1,333,695 shares may be offered for sale, and (ii) 110,342 shares held of record by Black Diamond Offshore Ltd. (“Black Diamond”), of which 63,530 shares may be offered for sale. The investment advisor of each of Black Diamond and Double Black Diamond is Carlson Capital, L.P., and the general partner of Carlson Capital, L.P. is Asgard Investment Corp. II. The sole stockholder of Asgard

Investment Corp. II. is Asgard Investment Corp., and Clint D. Carlson is its controlling person. The business address of each person and entity named in this footnote is 2100 McKinney Ave, Suite 1800, Dallas, TX 75201.
(12)	Includes (i) 431,096 shares held of record by Drawbridge DSO Securities LLC (“Drawbridge DSO”), (ii) 168,598 shares held of record by Drawbridge OSO Securities LLC, (iii) 28,482 shares held of record by Worden Master Fund LP, and (iv) 4,781 shares held of record by Worden Master Fund II LP, in each case all of which may be offered for sale. The general partner of Worden Master Fund LP and Worden Master Fund II LP is Fortress Special Opportunities I GP LLC. Such entities are managed within the Credit Funds business of Fortress Investment Group. The Co-Chief Investment Officers of the Credit Funds business are Peter L. Briger, Jr. and Constantine M. Dakolias, who exercise voting and investment control with respect to the shares held by the entities named in this footnote. The business address for Drawbridge DSO and the investment manager of each other entity listed in this footnote is c/o Fortress Investment Group, 1345 Avenue of the Americas, New York, NY 10105.
(13)	Includes (i) 196,895 shares held of record by Napier Park Distressed Debt Opportunity Master Fund, Ltd., of which 120,044 shares may be offered for sale, (ii) 244,025 shares held of record by DStar Ltd., of which 130,957 shares may be offered for sale, and (iii) 179,631 shares held of record by Napier Park Select Master Fund, LP., of which 76,391 shares may be offered for sale. Napier Park Global Capital (US) LP (“Napier Park”) acts as the investment manager or investment advisor, as the case may be, to all of the entities listed above in this footnote 15. Napier Park exercises voting and investment control with respect to the shares held by the entities through its Distressed Debt Investment Team, where James Duplessie exercises voting and investment control with respect to such shares on behalf of the team. The business address of each person and entity named in this footnote is c/o Napier Park Global Capital, 280 Park Avenue, 3rd Floor, New York, NY 10017.
(14)	The investment adviser of Nexpoint Credit Strategies Fund (“Nexpoint”) is Nexpoint Advisors, L.P. James Dondero exercises voting and/or investment control with respect to the shares held by Nexpoint. The business address of each person and entity named in this footnote is 300 Crescent Court Suite 700, Dallas, TX 75201.

Relationships with Selling Stockholders

None of the selling stockholders, other than Apollo, has had any material relationships with the Company within the past three years other than representation on the Company’s board of directors as described in the table above. See “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into various agreements with GE and Apollo and their affiliates on terms which management has concluded are fair to us. Agreements with GE and its affiliates were entered into primarily in connection with the GE Advanced Materials Acquisition. Agreements with Apollo and its affiliates were entered into primarily in connection with the GE Advanced Materials Acquisition and the prior combination with Hexion.

Apollo Management Agreement

We were subject to a management consulting and advisory services agreement with Apollo and its affiliates for the provision of management and advisory services for an initial term of up to twelve years. We also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provided for annual fees of $4 million plus out of pocket expenses, payable in one lump sum annually, and provided for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by us. This annual management fee was waived for 2014. In connection with our emergence from Chapter 11, the management agreement was terminated pursuant to the court order confirming the Plan of Reorganization, effective as of Petition Date.

Registration Rights Agreement

On October 24, 2014, in connection with the Emergence, we entered into a registration rights agreement with certain of our stockholders (the “Registration Rights Agreement”), which provides our stockholders party thereto certain registration rights.

Under the Registration Rights Agreement, we are required to file a shelf registration statement (on Form S-3 if permitted) and use our reasonable best efforts to cause the registration statement to become effective for the benefit of all stockholders party to the Registration Rights Agreement. Any individual holder or holders of our outstanding common stock party thereto can demand an unlimited number of “shelf takedowns,” which may be conducted in underwritten offerings so long as the total offering size is reasonably expected to exceed $50 million. The registration statement of which this prospectus forms a part was filed to satisfy our obligation under the Registration Rights Agreement.

Each holder or holders party to the Registration Rights Agreement who own at least 10% of our outstanding common stock, or held at least 10% of our common stock as of the date of the Registration Rights Agreement and could reasonably be considered our affiliate, have Form S-1 demand registration rights, which may be conducted in an underwritten offering, as long as the total offering price is reasonably expected to be at least $50 million, and which may not exceed two in any six month period or eight in total, subject to certain exceptions and to customary cutback provisions. In addition, a holder of at least 10% of our common stock has unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings, as long as the total offering price is reasonably expected to be at least $50 million, subject to customary cutback provisions.

Each stockholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Registration Rights Agreement. We are paying the registration expenses for the registration statement of which this prospectus forms a part. In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities.

The Registration Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Registration Rights Agreement. Generally, without our prior consent and subject to limited exceptions, the stockholders party to the Registration Rights Agreement have agreed to, if requested, enter into an agreement not to publicly sell or distribute our equity securities beginning ten days prior to the pricing of our initial public offering for the 180-day period following the closing date of our initial public offering and, if participating in a future shelf takedown or other underwritten public offering, beginning ten days prior to the pricing of that offering and for the 90-day period following the closing date of such offering.

Transactions with Hexion

Shared Services Agreement

On October 1, 2010, we entered into a shared services agreement with Hexion (which, from October 1, 2010 through October 24, 2014, was a subsidiary under a common parent) (the “Shared Services Agreement”). Under this agreement, we provide to Hexion, and Hexion provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement is subject to termination by either us or Hexion, without cause, on not less than 30 days’ written notice, and expires in October 2016 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and Hexion.

Pursuant to this agreement, for the years ended December 31, 2016, 2015 and 2014, we incurred approximately $50 million, $60 million and $99 million, respectively, of net costs for shared services and Hexion incurred approximately $63 million, $70 million and $131 million, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2016, 2015, and 2014, were net billings from Hexion to us of $30 million, $35 million and $49 million, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to 56% for Hexion and 44% for us, as well as to reflect costs allocated 100% to one party.

The allocation percentages are reviewed by the Steering Committee pursuant to the terms of the Shared Services Agreement. The Company had accounts receivable of $0 as of December 31, 2016, 2015 and 2014, and accounts payable to Hexion of $5 million and $7 million at December 31, 2016 and 2015, respectively.

On March 17, 2011, we amended the Shared Services Agreement with Hexion to reflect the terms of the Master Confidentiality and Joint Development Agreement (the “JDA”) by and between Hexion and us entered into on the same date.

The Shared Services Agreement incorporates by reference the terms of the JDA and provides that in the event of a conflict between such agreements, the terms of the JDA shall control. The JDA, which is effective as of October 1, 2010, sets forth the terms and conditions for (i) the disclosure, receipt and use of each party’s confidential information; (ii) any research and development (“R&D”) collaborations agreed to be pursued by Hexion and us; (iii) the ownership of products, technology and intellectual property (“IP”) resulting from such collaborations; (iv) licenses under each party’s respective IP; and (v) strategies for commercialization of products and/or technology developed under the agreement.

Pursuant to the JDA, each party has sole ownership rights for any R&D work product and related IP developed under the agreement (“Technology”) for their respective product categories and/or technology fields (as defined in the JDA). For Technology that relates to product categories and/or technology fields of both Hexion and us (“Hybrid Technology”), a steering committee made up of three representatives of each party shall determine which party shall be granted ownership rights, subject to certain exceptions. In the event that the steering committee is unable to reach a decision, the Hybrid Technology shall be jointly owned by the parties. In addition, under the terms of the JDA, each party grants to the other party a non-exclusive royalty-bearing (subject to certain exceptions) license for the Technology or the Hybrid Technology. The royalty shall be determined by the respective representatives of the parties through the steering committee in arm’s-length good faith negotiations. The parties also grant royalty-free licenses to each other with respect to their IP for R&D, including for initiatives outside the scope of the JDA. The JDA has a term of 20 years, subject to early termination pursuant to its terms for cause or for a change of control.

In conjunction with the consummation of the Plan of Reorganization, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Steering Committee with its annual review of billings and allocations.

Purchases and Sales of Products and Services with Hexion

We also sell products to, and purchases products from, Hexion pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). Prices under the agreement are determined by a formula based upon certain third party sales of the applicable product, or in the event that no qualifying third party sales have taken place, based upon the average contribution margin generated by certain third party sales of products in the same or a similar industry. The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. The Master Buy/Sell Agreement has an initial term of 3 years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice. A subsidiary of ours also acted as a non-exclusive distributor in India for certain subsidiaries of Hexion pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). Prices under the Distribution Agreements were determined by a formula based on the weighted average sales price of the applicable product less a margin. The Distribution Agreements had initial terms of three years and were terminated by mutual agreement on March 9, 2015. Pursuant to these agreements and other purchase orders, during both the three months ended March 31, 2015 and 2014, we sold $2 million of products to Hexion and purchased less than $1 million. We sold $2 million, $3 million and $8 million of products to Hexion during 2016, 2015 and 2014, respectively, and purchased less than $1 million of products from Hexion in each year.

As of December 31, 2016, 2015 and 2014, we had less than $1 million, less than $1 million and $2 million, respectively, of accounts receivable from, and less than $1 million, in each year, of accounts payable to Hexion related to these agreements.

Other Transactions with Hexion

In March 2014, we entered into a ground lease with a Brazilian subsidiary of Hexion to lease a portion of our manufacturing site in Itatiba, Brazil, where the subsidiary of Hexion will construct and operate an epoxy production facility. In conjunction with the ground lease, we also entered into a site services agreement whereby it provides to the subsidiary of Hexion various services such as environmental, health and safety, security, maintenance and accounting, amongst others, to support the operation of this new facility. We received less than $1 million from Hexion under this agreement during the years ended December 31, 2016, 2015 and 2014, respectively.

In April 2014, we sold 100% of our interest in our Canadian subsidiary to a subsidiary of Hexion for a purchase price of $12 million. As a part of the transaction we also entered into a non-exclusive distribution agreement with a subsidiary of Hexion, whereby the subsidiary of Hexion will act as a distributor of certain of our products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. We compensate the subsidiary of Hexion for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the years ended December 31, 2016, 2015 and 2014, the Company sold approximately $25 million, $27 million and $29 million, respectively, of products to Hexion under this distribution agreement, and paid less than $1 million to Hexion as compensation for acting as distributor of the products. As of December 31, 2016, 2015 and 2014, the Company had $2 million of accounts receivable from Hexion related to the distribution agreement.

Purchases and Sales of Products and Services with Affiliates other than Hexion

The Company sells products to various affiliates other than Hexion. These sales were less than $1 million, less than $1 million, and less than $11 million for the years ended December 31, 2016, 2015 and 2014, respectively. We had accounts receivable from these affiliates of $0, less than $1 million and less than $1 million at December 31, 2016, 2015 and 2014, respectively.

The Company also purchases products and services from various affiliates other than Hexion. These purchases were $3 million, $4 million and $14 million for the years ended December 31, 2016, 2015 and 2014, respectively. The Company had accounts payable to these affiliates of $0, less than $1 million and less than $1 million at December 31, 2016, 2015 and 2014, respectively.

Transactions with GE and its Affiliates

Trademark License Agreement

On May 17, 2013, we entered into an amendment to the Trademark License Agreement, dated as of December 3, 2006, by and between GE Monogram Licensing International and us, to, among other things, revise the royalty payable to GE Monogram Licensing International and provide for an option to extend such agreement for an additional five-year period through 2023. In connection with the amendment, Old MPM Holdings recorded a gain and related intangible asset of $7 million. The intangible asset was subsequently contributed to MPM. As a result of the application of fresh start accounting, on October 24, 2014, the intangible asset related to the agreement was written-off.

Intellectual Property Cross License Agreement

We and GE are parties to an intellectual property cross-licensing agreement to ensure that the MPM and Old MPM Holding (together, the “MPM Group”) owns or has the right to use all intellectual property necessary to conduct its business as was conducted at the time of the GE Advanced Materials Acquisition. The agreement provides for four different categories of ownership and licensing terms (including the scope, duration and exclusivity of the license) based on the use of the intellectual property by the MPM Group or by GE prior to closing of the GE Advanced Materials Acquisition. All licenses of intellectual property by GE to the MPM Group or by the MPM Group to GE are perpetual and royalty-free.

Revolving Credit Facility

In April 2013, we entered into a $75 million revolving credit facility with an affiliate of GE (the “Cash Flow Facility”). Prior to entry into the Cash Flow Facility, an affiliate of GE was one of the lenders under our old revolving credit facility, representing approximately $160 million of the lenders’ $300 million revolving credit facility commitment. In connection with the Emergence, the Company repaid in full all outstanding amounts under the Cash Flow Facility. Upon making these payments, the Company’s obligations under the Cash Flow Facility were satisfied in full and the Cash Flow Facility was immediately terminated.

Other Transactions and Arrangements

In April 2014, we entered into an accounts receivable purchase and sale agreement with Superholdco Finance Corp. (“Finco”) a newly formed subsidiary of Hexion Holdings. The agreement contains customary terms and conditions associated with such arrangements. On April 7, 2014, under this agreement, we sold approximately $51 million of accounts receivable to Finco, and received 95% of the proceeds in cash, with the remaining 5% to be received in cash when the sold receivables were fully collected by Finco. The agreement also appointed the Company to act as the servicer of the receivables on behalf of Finco.

In March 2014, we entered into an Employee Services Agreement with Hexion Holdings, Hexion and Momentive Performance Materials Holdings Employee Corporation (“Employee Corp”), a subsidiary of Hexion Holdings (the “Services Agreement”). The Services Agreement provided for the executive services of Mr. John G. Boss, an employee of Employee Corp., to be made available to us and set forth the terms with respect to payment for the cost of such services. Mr. Boss was elected Executive Vice President and President Silicones and Quartz Division effective March 31, 2014. Pursuant to the Services Agreement, we agreed to pay 100% of Mr. Boss’ costs of employment which are comprised of “covered costs” including an annual base salary of $585,000, a sign-on bonus of $1.3 million payable between 2014 and 2015, annual incentive compensation, relocation costs, severance and benefits and other standard reasonable business expenses.

In December 2014, Mr. Boss was appointed as Chief Executive Officer and President of the Company, In connection with the appointment, Momentive assumed from Hexion Holdings the terms of the accepted offer of employment with Mr. Boss. We paid less than $1 million under this agreement during the year ended December 31, 2014.

In April 2015, we issued 39,594 shares of our common stock to certain of our directors (or their designated trusts), Messrs. Bradley J. Bell, John D. Dionne and Julian Markby, for aggregate proceeds of $0.8 million.

Review, Approval or Ratification of Transactions with Related Persons

Our Audit Committee Charter requires that the Audit Committee review and approve all transactions between related persons required to be reported under the provisions of Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

The types of transactions that are covered by the policy include all transactions required to be so reported, including financial and other transactions, arrangements or relationships in which we or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $120,000. There were no transactions required to be reported under the provisions of Item 404 of Regulation S-K since the beginning of the last year where the above procedures did not require review, approval or ratification or where such procedures were not followed.

Related persons include directors and director nominees, executive officers, stockholders beneficially owning more than 5% of our voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% stockholder is an employee, general partner or 5% stockholder.

Our Certificate of Incorporation also requires that any transaction between the Company and any stockholder or affiliate thereof be approved by a majority of the directors who are not appointed by and are not otherwise affiliated with the related party, subject to certain exceptions including for transactions that involve payments or value equal to or less than $1,750,000.

Director Independence

We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, which has requirements that a majority of our Board of Directors be independent. For purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we have adopted the definition of independence used by the New York Stock Exchange. Under the New York Stock Exchange’s definition of independence, Messrs. Bell, Butz, Dionne, Markby and Nodland are independent.

DESCRIPTION OF INDEBTEDNESS

The Company has the following secured indebtedness outstanding:

•	the ABL Facility;

•	the First Lien Notes; and

•	the Second Lien Notes.

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral except with respect to foreign collateral, which is only pledged in favor of the lenders under the ABL Facility.

ABL Facility

Upon emergence from the Chapter 11 proceedings, the debtor-in-possession and exit senior secured asset-based revolving credit facility converted into an exit senior secured asset-based revolving credit facility (the “ABL Facility”). The ABL Facility provides borrowing availability equal to the lesser of (a) $270 million and (b) the borrowing base described below. The commitments under the ABL Facility consist of a $200 million last-in, first-out tranche (the “Tranche A Commitments”) and a $70 million first-in, last-out tranche (the “Tranche B Commitments”). The ABL Facility has a five-year term.

In addition, we may request one or more incremental revolving commitments under the ABL Facility in an aggregate principal amount up to the greater of (a) $80 million and (b) the excess of the borrowing base over the amount of the then-effective commitments under the ABL Facility at the time of such increase (to the extent we can identify lenders willing to make such an increase available to us).

The borrowing base for the Tranche A Commitments is, at any time of determination, an amount (net of reserves) equal to the sum of:

•	85% of the amount of eligible accounts receivable (including trade receivables), plus

•	the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory.

The borrowing base for the Tranche B Commitments is, at any time of determination, an amount (net of reserves) equal to the sum of:

•	5% of the amount of eligible accounts receivable (including trade receivables), plus

•	the lesser of (i) 5% of the amount of eligible inventory and (ii) 5% of the net orderly liquidation value of eligible inventory, plus

•	in the case of the borrowing base for our German subsidiaries and our Canadian subsidiary, the lesser of (i) 80% of the net orderly liquidation value of eligible machinery and equipment located in Canada, the United Kingdom, Germany and the Netherlands and (ii) $50 million.

The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

We may voluntarily repay outstanding loans under the ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The borrowings under the ABL Facility bear interest at a rate equal to an applicable margin (subject to adjustment based on average availability) plus, as determined at our option, either (a) a base rate (the “ABR Rate”) determined by reference to the highest of (1) the U.S. federal funds rate plus 0.50%, (2) the prime rate of the administrative agent or one of its affiliates, and (3) the adjusted LIBOR rate for a one-month interest period plus 1.0%, and (b) a eurocurrency rate (“LIBOR”) determined by reference to the costs of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs, with Canadian-equivalent options in the case of borrowings by our Canadian subsidiary.

The initial applicable margin for LIBOR rate borrowings under the ABL Facility was 2.00% for Tranche A Commitments and 2.75% for Tranche B Commitments. The initial applicable margin for ABR Rate borrowings under the ABL Facility was 1.00% for Tranche A Commitments and 1.75% for Tranche B Commitments. The foregoing applicable margins are adjusted depending on the availability under the ABL Facility. Following and during the continuance of an event of default, overdue amounts owing under our ABL Facility will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

In addition to paying interest on outstanding principal under the ABL Facility, are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at an initial rate equal to 0.375% per annum, which could be adjusted to 0.25% per annum depending on the usage. We also pay a customary letter of credit fee, including a fronting fee of 0.125% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

Our ABL Facility contains customary covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends or other restricted payments. Our ABL Facility also contains certain customary affirmative covenants and events of default. The negative covenants in the ABL Facility include, among other things, limitations (none of which are absolute) on our ability to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents; and

•	change the business conducted by us and our subsidiaries.

In addition, the ABL Facility requires us to maintain a minimum fixed charge coverage ratio at any time when the average availability is less than the greater of (a) 12.5% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time, and (b) $27 million. In that event (the “Availability Triggering Event”), we must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. For purposes of determining compliance with the fixed charge coverage ratio maintenance covenant for any applicable fiscal quarter, we may exercise an equity cure by issuing certain permitted securities for cash or otherwise receive cash contributions that will, upon the receipt of such cash by us, be included in the calculation of EBITDA. We expect that, on a pro forma basis giving effect to the Emergence, the fixed charge coverage ratio will not be in effect.

The events of default under our ABL Facility include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in our ABL Facility) and cross-defaults.

All obligations under the ABL Facility are unconditionally guaranteed by MPM’s parent, MPM Intermediate Holdings Inc., and, subject to certain exceptions, each of MPM’s existing and future direct and indirect U.S. subsidiaries, which we refer to collectively as “U.S. Guarantors.” In addition, all obligations of MPM GmbH, MPM Quartz and MPM Canada under the ABL Facility are guaranteed by MPM USA, the U.S. Guarantors, and certain other direct and indirect foreign subsidiaries of the Company, which we collectively refer to as the “Foreign Guarantors.” The obligations of MPM USA under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the voting equity of such subsidiaries) owned by MPM USA and the U.S. Guarantors, other than the intercompany note issued to the Company by Japan Acquisition Co. and subject to certain other exceptions. The obligations of MPM GmbH, MPM Quartz and MPM Canada under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock owned by MPM USA and the U.S. Guarantors and by the receivables, inventory and other current assets, and the equipment and machinery (and proceeds thereof) of MPM GmbH, MPM Quartz, MPM Canada and certain of the Foreign Guarantors, subject to certain exceptions. Such security interest will consist, (1) with respect to the assets of MPM USA and the U.S. Guarantors constituting collateral, of a first-priority security interest with respect to the ABL priority collateral (with the First Lien Notes (as defined below) secured by second-priority security interests therein) and a second-priority security interest with respect to the non-ABL priority collateral (with the First Lien Notes (as defined below) secured by first-priority security interests therein) and (2) of a first-priority lien with respect to the assets of MPM GmbH, MPM Quartz, MPM Canada and the Foreign Guarantors constituting collateral.

First Lien Notes

General

The 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”) consist of $1,100 million original aggregate principal amount.

Rankings

The First Lien Notes rank equally in right of payment to all of MPM’s existing and future senior indebtedness and rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness. The First Lien Notes rank effectively junior in priority to MPM’s obligations under the ABL Facility to the extent of the value of the ABL Priority Collateral (which generally includes most of the Registrant’s and its domestic subsidiaries’ inventory and accounts receivable and related assets); equal with holders of other obligations secured pari passu with the First Lien Notes including other first priority obligations (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral) including the Second Lien Notes and MPM’s obligations under the ABL Facility to the extent of the value of the collateral that is not ABL Priority Collateral; and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Optional Redemption

The First Lien Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the First Lien Notes.

Change in Control

In the event of a Change in Control (as defined in the applicable indenture), a holder has the right to require MPM to buy such holder’s First Lien Notes at 100% of their principal amount, plus accrued and unpaid interest.

Covenants

Under the terms of the indenture governing the First Lien Notes, MPM is subject to covenants that, among other things, limit MPM’s ability and the ability of certain of MPM’s subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) grant liens on assets; (iii) pay dividends or make distributions to MPM’s stockholders; (iv) repurchase or redeem capital stock or subordinated indebtedness; (v) make investments or acquisitions; (vi) incur restrictions on the ability of MPM’s subsidiaries to pay dividends or to make other payments to us; (vii) enter into transactions with MPM’s affiliates; (viii) merge or consolidate with other companies or transfer all or substantially all of MPM’s assets; and (ix) transfer or sell assets.

Events of Default

The First Lien Notes specify events of default including failure to pay principal and interest on the First Lien Notes, subject to a 30-day grace period, a failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

Second Lien Notes

General

The 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”) consist of $250 million original aggregate principal amount. In the fourth quarter of 2015 and first quarter of 2016, the Company initiated a debt buyback program and repurchased $48 million in aggregate principal amount of our Second Lien Notes for approximately $26 million, resulting in a net gain of $16 million. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 million at the end of third quarter of 2015 to $202 million as of December 31, 2016.

Rankings

The Second Lien Notes rank equally in right of payment to all of MPM’s existing and future senior indebtedness and rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness. The Second Lien Notes rank junior in priority as to collateral with respect to the First Lien Notes and the ABL Facility and holders of certain other obligations secured pari passu with other first-priority obligations (to the extent of the value of such collateral) and senior in priority as to collateral with respect to all of MPM’s existing and future obligations secured by a junior lien on the collateral.

Optional Redemption

The Second Lien Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Second Lien Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MPM to buy such holder’s Second Lien Notes at 100% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: upon MPM becoming aware of the acquisition by any person or group, other than any of the permitted holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of the voting stock of MPM; or upon the sale, lease or transfer of substantially all of the assets of MPM and its subsidiaries, taken as a whole, to any person other than any of the permitted holders.

Covenants

Under the terms of the indenture governing the Second Lien Notes, MPM is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, pay dividends, issue disqualified and preferred stock or enter into sale leaseback transactions.

Events of Default

The Second Lien Notes specify events of default including failure to pay principal and interest on the Second Lien Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation (the “Certificate of Incorporation”) has an authorized capital stock consisting of 70,000,000 shares of common stock, par value $0.01 per share. As of February 15, 2017, we had 48,058,114 shares of common stock outstanding. Summarized below are material provisions of our Certificate of Incorporation and amended and restated bylaws, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our Certificate of Incorporation and amended and restated bylaws (the “Bylaws”), copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities.

The holders of our common stock that beneficially own more than 2.5% of the outstanding shares of common stock have pre-emptive rights (“Preemptive Rightsholders”) until the earlier of the listing of the common stock on a national securities exchange (a “Listing”) or the consummation of the first public offering and sale of common stock (an “IPO”). Preemptive Rightsholders have the right to elect to purchase their pro rata portion of the number of shares of common stock to be issued by the Company in a proposed transaction at the same price and on the same terms and conditions as in such transaction, subject to certain exceptions including common stock issued pursuant to (i) equity-based compensation or incentive plans approved by the Board, (ii) stock splits, payments of dividends or other similar transactions approved by the Board, (iii) consideration in any business combination, consolidation, merger or acquisition transaction or joint venture, (iv) as a bona fide equity kicker in connection with incurring indebtedness, subject to certain exceptions, and (v) to the Company or a direct or indirect wholly-owned subsidiary of the Company.

Corporate Opportunity

Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to Apollo, the Ad Hoc Group (as defined in the Certificate of Incorporation) and their respective affiliates in a manner that would prohibit them from investing in, or having a relationship with, a competing businesses or pursuing business opportunities that are ones that the Company might reasonably be deemed to have pursued.

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our Certificate of Incorporation and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our Certificate of Incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. Our Certificate of Incorporation also requires us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, we intend to enter into separate indemnification arrangements with each of our directors. We also maintain director and officer liability insurance.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be called only by the chairperson of our board of directors, the president or secretary of the Company, or at the request of holders of at least 33% of our outstanding common stock. Except as described above, stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that the president or secretary request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder Action

Our Bylaws provide that prior to a Listing or an IPO, stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. Following the earlier of a Listing or an IPO, stockholders may take action by written consent only if the written consent is signed by all holders of outstanding stock of the Company.

Directors

Our board of directors currently has eleven members. The number of directors may be changed by a resolution of a majority of the board of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our Certificate of Incorporation and Bylaws provide that directors will be elected by a plurality of the votes, but do not provide for cumulative voting in the election of directors.

Business Combinations

Interested Stockholders

In general, section 203 of the DGCL prevents an interested stockholder (which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of section 203. Accordingly, we will not be subject to the anti-takeover effects of section 203.

Chief Executive Officer Review

Our Certificate of Incorporation provides that the Company will not be party to a business combination transaction until such time as a Chief Executive Officer that has been appointed other than on an interim or temporary basis (as determined by a majority of the directors who were not appointed by and are not otherwise affiliated with Apollo or the Ad Hoc Group) has reviewed the proposed terms and conditions of such transaction.

Forum for Adjudication of Disputes

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our Bylaws, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Amendment of the Certificate of Incorporation and Bylaws

Our Certificate of Incorporation may be amended in accordance with the provisions of the DGCL, which requires a majority of the outstanding stock of our common stock to vote in favor of an amendment, except that (i) the provisions relating to preemptive rights, the number of term of directors and the chief executive officer may not be altered, amended or repealed until the earlier of the occurrence of a Listing and an IPO and (ii) the provisions relating to affiliate transactions may not be altered, amended or repealed without the affirmative vote of the holders of all the then outstanding shares of common stock (other than in connection with a Listing or an IPO) and the approval of both a majority of directors not affiliated with Apollo and the holders of a majority of the then outstanding shares of common stock, disregarding for purposes of such calculation any shares of common stock beneficially owned by Apollo or any of its affiliates.

In addition, the board of directors is permitted to alter our Bylaws without obtaining stockholder approval. Stockholders may only alter our Bylaws with the affirmative vote of at least a majority of the then outstanding shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

National Securities Exchange Listing

Our common stock is not listed on any national securities exchange and there can be no assurance that our common stock will achieve a listing on a national securities exchange.

PLAN OF DISTRIBUTION

We are registering common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling stockholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the OTCQX;

•	in the over-the-counter market;

•	in transactions otherwise than in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such common stock that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the common stock to close out such short positions, the broker-dealer, financial institution or selling stockholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling stockholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any common stock being offered by this prospectus.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Common Stock Covered by this Prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this Prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling stockholders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay substantially all of the expenses incidental to the registration of the common stock, including the payment of federal securities law and state “blue sky” registration fees excluding underwriting discounts and commissions relating to the sale of common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common stock by beneficial owners of our common stock that acquire common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular stockholders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of stockholders, such as:

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons who acquired common stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates

•	persons subject to the alternative minimum tax

•	dealers or traders in securities or currencies

•	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax consequences (except to the extent specifically provided herein), the Medicare contribution tax on certain net investment income or tax consequences under any state, local or foreign laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If you are an individual, you may be treated as a resident alien of the United States, as opposed to a non-resident alien, for U.S. federal income tax purposes if you are present in the United States for at least 31 days in a calendar year and for an aggregate of at least 183 days during a three-year period ending in such calendar year. For purposes of this calculation, you would count all of the days that you were present in the then-current year, one-third of the days that you were present in the immediately preceding year and one-sixth of the days that you were present in the second preceding year. Resident aliens are subject to United States federal income tax as if they were U.S. citizens, and thus would constitute “U.S. Holders” for purposes of the discussion below. If you are a citizen or tax resident of a country with which the United States has a tax treaty, other rules may apply in determining whether you are a resident alien.

The term “Non-U.S. Holder” means any beneficial owner of common stock that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires common stock, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of common stock.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of common stock.

U.S. Holders

The rules discussed in the following paragraphs will apply to your acquisition, ownership and disposition of common stock if you are a U.S. Holder, as defined above.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by you when actually or constructively received in accordance with your regular method of accounting for U.S. federal income tax purposes. Any such dividend will generally be eligible for the dividends received deduction if you are a corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. If you are a non-corporate U.S. Holder, dividends received may be eligible for U.S. federal income taxation at the long-term capital gains rates generally applicable to individuals, provided that the applicable holding period and other requirements are met. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will recognize gain or loss upon the taxable sale, exchange or other disposition of common stock in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the common stock. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the common stock for more than one year. Long-term capital gains are currently taxed, in the case of individuals, at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of common stock and the proceeds received by you from the sale, exchange or other disposition of common stock within the United States unless you are a corporation or other exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

Non-U.S. Holders

Distributions

Distributions of cash or property that we pay in respect of common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—Non-U.S. Holders—U.S. Trade or Business Income,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “U.S. Trade or Business Income,” below;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our common stock, provided that our common stock were regularly traded on an established securities market during such period. We believe that were are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for the common stock (subject to the exception set forth above in the second paragraph of “Sale, Exchange or Other Taxable Disposition of Common Stock”. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in our common stock, you will be required to include the value thereof in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, commonly referred to as FATCA, and applicable Treasury regulations impose or will impose withholding at a rate of 30% on payments of dividends on, and gross proceeds from the sale or redemption of, our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner of our common stock that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return (which may entail significant administrative burden). A beneficial owner that is a foreign financial institution but not a “participating foreign financial institution” (as defined under FATCA) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA. These withholding requirements currently apply to any payments of dividends on our common stock, and will apply to payments of gross proceeds from a disposition of our common stock made on or after January 1, 2019. Non-U.S. Holders are urged to consult their tax advisers regarding the effects of FATCA on their investment in our common stock and their potential ability to obtain a refund of any FATCA withholding.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 and for the periods from October 25, 2014 through December 31, 2014 (successor) and from January 1, 2014 through October 24, 2014 (predecessor), included in this Prospectus have been so included in reliance on the reports (which each contain an emphasis of a matter related to the emergence from bankruptcy and adoption of fresh start accounting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act referred with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of MPM Holdings Inc.

Page Number
Consolidated Balance Sheets at December 31, 2016 and 2015	F-2

Consolidated Statements of Operations; year ended December  31, 2016; year ended December 31, 2015; successor period from October 25, 2014 through December 31, 2014 and predecessor period from January 1, 2014 through October 24, 2014

F-3

Consolidated Statements of Comprehensive (Loss) Income; year ended December 31, 2016; year ended December 31, 2015; successor period from October 25, 2014 through December 31, 2014 and predecessor period from January 1, 2014 through October 24, 2014

F-4

Consolidated Statements of Cash Flows; year ended December  31, 2016; year ended December 31, 2015; successor period from October 25, 2014 through December 31, 2014 and predecessor period from January 1, 2014 through October 24, 2014

F-5

Consolidated Statements of Equity (Deficit); year ended December  31, 2016; year ended December 31, 2015; successor period from October 25, 2014 through December 31, 2014 and predecessor period from January 1, 2014 through October 24, 2014

F-6
Reports of Independent Registered Public Accounting Firm	F-65

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $4 at both December 31, 2016 and 2015)	$228	$221
Accounts receivable (net of allowance for doubtful accounts of less than $1 at both December 31, 2016 and 2015)	280	292
Inventories:
Raw materials	119	143
Finished and in-process goods	271	238
Other current assets	50	48

Total current assets	948	942
Investment in unconsolidated entities	20	19
Deferred income taxes (see Note 13)	9	9
Other long-term assets	20	19
Property and equipment:
Land	74	73
Buildings	307	293
Machinery and equipment	959	875

	1,340	1,241
Less accumulated depreciation	(265)	(134)

	1,075	1,107
Goodwill (see Note 9)	211	211
Other intangible assets, net (see Note 9)	323	356

Total assets	$2,606	$2,663

Liabilities and Equity
Current liabilities:
Accounts payable	$238	$223
Debt payable within one year (See Note 10)	36	36
Interest payable	11	11
Income taxes payable (see Note 13)	8	5
Accrued payroll and incentive compensation	61	43
Other current liabilities	123	83

Total current liabilities	477	401
Long-term liabilities:
Long-term debt (see Note 10)	1,167	1,169
Pension liabilities (see Note 15)	341	333
Deferred income taxes (see Note 13)	66	70
Other long-term liabilities	73	64

Total liabilities	2,124	2,037

Commitments and contingencies (see Note 14)
Equity
Common stock—$0.01 par value; 70,000,000 shares authorized; 48,058,114 and 48,028,594 shares issued and outstanding at December 31, 2016 and 2015, respectively	—	—
Common stock—$0.01 par value; 100 shares authorized; 48 issued and outstanding at December 31, 2016 and 2015, respectively
Additional paid-in capital	864	861
Accumulated other comprehensive loss	(76)	(92)
Accumulated deficit	(306)	(143)

Total equity	482	626

Total liabilities and equity	$2,606	$2,663

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor			Predecessor
(In millions, except per share data)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net sales	$2,233	$2,289	$465	$2,011
Cost of sales	1,845	1,894	402

Gross profit	388	395	63
Cost of sales, excluding depreciation and amortization				1,439
Selling, general and administrative expense	347	285	80	434
Depreciation and amortization expense				147
Research and development expense	64	65	13	63
Restructuring and other costs (see Note 6)	42	32	5	20
Other operating loss (income), net	19	2	(1)	—

Operating (loss) income	(84)	11	(34)	(92)
Interest expense, net (see Note 10)	76	79	15	162
Other non-operating (income) expense, net	(7)	3	8	—
Gain on extinguishment of debt (see Note 10)	(9)	(7)	—	—
Reorganization items, net (see Note 4)	2	8	3	(1,972)

(Loss) income before income taxes and earnings from unconsolidated entities	(146)	(72)	(60)	1,718
Income tax expense (see Note 13)	18	13	—	36

(Loss) income before earnings from unconsolidated entities	(164)	(85)	(60)	1,682
Earnings from unconsolidated entities, net of taxes	1	2	—	3

Net (loss) income	$(163)	$(83)	$(60)	$1,685

Net (loss) income per share:
Net (loss) income per common share—basic	$(3.39)	$(1.73)	$(1.25)	$16,850,000

Net (loss) income per common share—diluted	$(3.39)	$(1.73)	$(1.25)	$16,850,000

Shares used in per-share calculation
Weighted average common shares outstanding—basic	48,050,048	48,015,685	47,989,000	100

Weighted average common shares outstanding—diluted	48,050,048	48,015,685	47,989,000	100

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Successor			Predecessor
(In millions)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net (loss) income	$(163)	$(83)	$(60)	$1,685
Other comprehensive income (loss), net of tax:
Foreign currency translation	(1)	(63)	(29)	31
Gain (loss) recognized from pension and postretirement benefits	17	(1)	1	(71)
Reclassification adjustment for net fresh start gain related to accumulated other comprehensive income included in net (loss) income	—	—	—	(162)

Other comprehensive income (loss)	16	(64)	(28)	(202)

Comprehensive (loss) income	$(147)	$(147)	$(88)	$1,483

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
(In millions)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Cash flows provided (used) in operating activities
Net (loss) income	$(163)	$(83)	$(60)	$1,685
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	185	153	22	147
Non-cash reorganization items	—	—	—	(2,078)
Gain on the extinguishment of debt (see Note 10)	(9)	(7)	—	—
Amortization of debt discount and issuance costs	23	22	4	—
DIP Facility financing fees included in net income	—	—	—	19
Unrealized actuarial losses (gains)	33	(13)	15	—
Deferred income tax (benefit) expense	(17)	(6)	(10)	20
Stock-based compensation expense	3	3	—	—
Pension curtailment gain	—	(3)	—	—
Unrealized foreign currency (gains) losses	(3)	(10)	2	99
Loss due to impaired assets	12	4	—	—
Other non-cash adjustments	7	4	—	5
Net change in assets and liabilities:
Accounts receivable	11	17	4	(27)
Inventories	(12)	2	52	(95)
Accounts payable	8	11	(82)	68
Income taxes payable	7	(2)	1	—
Other assets, current and non-current	(15)	18	9	(6)
Other liabilities, current and non-current	72	18	40	(44)

Net cash provided by (used in) operating activities	142	128	(3)	(207)

Cash flows used in investing activities
Capital expenditures	(115)	(114)	(17)	(78)
Capitalized interest	(2)	(1)	—	(1)
Proceeds from sale of business (see Note 7)	—	—	—	12
Consolidation of variable interest entity (see Note 7)	—	—	—	50
Purchases of intangible assets	(2)	(3)	—	(2)
Dividend from MPM	1	—	—	—
Proceeds from sale of assets	1	2	—	1

Net cash used in investing activities	(117)	(116)	(17)	(18)

Cash flows (used in) provided by financing activities
Net short-term debt repayments	—	(1)	(1)	(6)
Borrowings of long-term debt	—	—	—	180
Repayments of long-term debt	(16)	(10)	—	(315)
Repayment of affiliated debt (see Note 7)	—	—	—	(50)
Common stock issuance proceeds (see Note 2)	—	1	—	600
DIP Facility financing fees	—	—	—	(19)

Net cash (used in) provided by financing activities	(16)	(10)	(1)	390

Increase (decrease) in cash and cash equivalents	9	2	(21)	165
Effect of exchange rate changes on cash	(2)	(8)	(4)	(6)
Cash and cash equivalents, beginning of period	217	223	248	89

Cash and cash equivalents, end of period	$224	$217	$223	$248

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$56	$57	$1	$250
Income taxes, net of refunds	27	21	3	12
Non-cash investing activity:
Capital expenditures included in accounts payable	$25	$17	$20	$13
Non-cash financing activity:
Conversion of BCA Commitment Premium (see Note 2)	—	—	—	30

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total (Deficit) Equity
(In millions)	Shares	Amount
Predecessor
Balance at December 31, 2013	—	$—	$716	$(2,398)	$202	$(1,480)
Net income				1,685		1,685
Other comprehensive loss					(40)	(40)
Sale of business to related party (see Note 7)			(3)			(3)
Cancellation of Predecessor Company equity (see Note 3)			(713)	713	(162)	(162)

Balance at October 24, 2014	—	$—	$—	$—	$—	$—

Successor
Issuance of Successor Company common stock (see Notes 2 and 3)	47,989,000		857			857

Balance at October 25, 2014	47,989,000	$—	$857	$—	$—	$857
Net loss				(60)		(60)
Other comprehensive loss					(28)	(28)

Balance as of December 31, 2014	47,989,000	$—	$857	$(60)	$(28)	$769
Net loss				(83)		(83)
Other comprehensive loss					(64)	(64)
Stock-based compensation expense			3			3
Proceeds from sale of common stock	39,594		1			1

Balance as of December 31, 2015	48,028,594	$—	$861	$(143)	$(92)	$626
Net loss				(163)		(163)
Other comprehensive income					16	16
Stock-based compensation expense			3			3
Proceeds from sale of common stock	29,520					—

Balance as of December 31, 2016	48,058,114	$—	$864	$(306)	$(76)	$482

See Notes to Consolidated Financial Statements

MPM HOLDINGS INC.

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Business and Basis of Presentation

Based in Waterford, NY, MPM Holdings Inc. (“Momentive” or the “Company”) is comprised of two reportable segments: Silicones and Quartz. Silicones is a global business engaged in the manufacture, sale and distribution of silanes, specialty silicones and urethane additives. Quartz, also a global business, is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials.

As a result of the reorganization and emergence from Chapter 11 bankruptcy of Momentive Performance Materials Inc. (“MPM”) on October 24, 2014 (the “Effective Date”), MPM’s direct parent became MPM Intermediate Holdings Inc., a holding company and wholly owned subsidiary of Momentive, the ultimate parent entity of MPM. Prior to its reorganization, the Company, through a series of intermediate holding companies, was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”).

Upon emergence from bankruptcy on the Effective Date, the Company adopted fresh start accounting which resulted in the creation of a new entity for financial reporting purposes. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan, the Consolidated Financial Statements on or after October 24, 2014 are not comparable with the Consolidated Financial Statements prior to that date. Refer to Note 2 for additional information.

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized Company subsequent to October 24, 2014. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company prior to October 24, 2014.

During the three months ended December 31, 2015, the Company recorded out-of-period adjustments totaling approximately $3. A $2 adjustment related to property taxes should have been originally recorded in each of the second and third quarters of 2015 ($1). The remaining $1 adjustment related to income taxes and should have been originally recorded in the second quarter of 2015. The adjustments decreased pretax income and net income for the three months ended December 31, 2015 by $2 and $3, respectively. After evaluating the quantitative and qualitative aspects of the adjustments, the Company concluded the effect of these adjustments was not material to any previously issued consolidated financial statements or the annual results for 2015.

2. Emergence From Chapter 11 Bankruptcy

On April 13, 2014 (the “Petition Date”), Momentive Performance Materials Holdings Inc. (the Company’s direct parent prior to October 24, 2014, “Old MPM Holdings”), the Company, and certain of our U.S. subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization (the “Bankruptcy Filing”) under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The Chapter 11 proceedings were jointly administered under the caption In re MPM Silicones, LLC, et al., Case No. 14-22503. The Company continued to operate its businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

On June 23, 2014, the Company filed with the Court an amended version of the Chapter 11 plan of reorganization proposed by the Debtors (as amended, supplemented, or modified, the “Plan”) and accompanying disclosure statement (the “Disclosure Statement”). On the Effective Date, the Plan became effective and the Company emerged from the Chapter 11 proceedings.

On or following the Effective Date, and pursuant to the terms of the Plan, the following occurred:

•	payment in full in cash to general unsecured creditors (including trade creditors) and holders of claims arising from the $75 senior secured revolving credit facility (the “Cash Flow Facility”) and the $300 senior secured debtor-in-possession term loan facility (the “DIP Term Loan Facility”);

•	conversion of the Company’s then-existing asset-based revolving facility into an exit $270 asset-based revolving facility (the “ABL Facility”);

•	issuance of new 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”) and new 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”) to holders of the Company’s 8.875% First-Priority Senior Secured Notes due 2020 (the “Old First Lien Notes”) and 10% Senior Secured Notes due 2020 (the “Old Secured Notes”), respectively, and the cancellation of the Old First Lien Notes and the Old Secured Notes;

•	conversion of the Company’s 9.00% Springing Lien Dollar Notes due 2021 and 9.50% Springing Lien Euro Notes due 2021 (collectively, “Old Second Lien Notes”) into the new equity of the Successor Company (resulting in the issuance of 11,791,126 shares of common stock), subject to dilution by the management incentive plan and common stock issued in the rights offerings;

•	issuance of 36,197,874 shares of Successor Company common stock (including shares issued in connection with the backstop commitment of the rights offerings (the “Backstop Commitment”)) resulting from the exercise of subscription rights issued to holders of the Old Second Lien Notes in the $600 rights offerings and the “commitment premium” paid in shares to the backstop parties in respect of their backstop commitment;

•	exchange of all shares of Successor Company common stock for common stock of MPM Holdings Inc. and the contribution by MPM Holdings Inc. of all shares of the Successor Company common stock to its wholly-owned subsidiary, MPM Intermediate Holdings Inc., a result of which the Company became a wholly owned subsidiary of MPM Intermediate Holdings Inc.;

•	cancellation of the equity of the Predecessor Company;

•	cancellation of the Company’s 11.5% Senior Subordinated Notes due 2016 (the “Subordinated Notes”);

•	a recovery to the holders of Old MPM Holdings’ 11% Senior Discount Note due June 4, 2017 (“PIK Notes”) of $9, which represents the amount of the cash available at Old MPM Holdings as of the Effective Date, after taking into account administrative expenses; and

•	appointment of a new chief executive officer, chief financial officer and general counsel.

Backstop Commitment Agreement and Rights Offerings

Backstop Commitment Agreement

On May 9, 2014, the Company entered into the Backstop Commitment Agreement, as subsequently amended (the “BCA”), among the Company, Old MPM Holdings, and the commitment parties party thereto (the “Commitment Parties,” and each individually, a “Commitment Party”). The BCA provided that upon the satisfaction of certain terms and conditions, including the confirmation of the Plan, the Company would have the option to require each Commitment Party to purchase from the Company (on a several and not joint basis) its pro rata portion, based on such Commitment Party’s backstop commitment percentage, of the common stock of the reorganized Company (the “New Common Stock”) that is not otherwise purchased in connection with the Rights Offerings (described below) which were made in connection with the Plan (the “Unsubscribed Shares”). In consideration for their commitment to purchase the Unsubscribed Shares, the Commitment Parties received a commitment premium equal to $30 (the “BCA Commitment Premium”). The BCA Commitment Premium was payable in shares of New Common Stock; provided, that, if the BCA was terminated under certain circumstances, the BCA Commitment Premium would have been payable in cash. Pursuant to the terms of the

BCA, the BCA Commitment Premium was deemed earned, nonrefundable and non-avoidable upon entry of the approval order by the Court.

The Company had recognized a $30 liability for the BCA Commitment Premium under the guidance for accounting for liability instruments. This amount is included in “Reorganization items, net” in the Consolidated Statements of Operations. Upon application of fresh-start accounting (see Note 3), on October 24, 2014, the BCA Commitment Premium was converted to equity in the Consolidated Balance Sheets.

The Company has agreed to reimburse the Commitment Parties for all reasonable fees and expenses incurred in connection with, among other things, the negotiation, preparation and implementation of the Rights Offerings, the Plan and any related efforts. In addition, the BCA requires that the Company and the other Debtors indemnify the Commitment Parties for certain losses, claims, damages, liabilities, costs and expenses arising out of or in connection with the BCA, the Plan and the related transactions. On June 23, 2014, the Court found that the terms and conditions of MPM’s Restructuring Support Agreement were fair, reasonable and the best available to the Debtors under the circumstances, and issued an order authorizing and directing the Debtors to enter into, execute, deliver and implement the BCA.The Court’s Order approving the Plan, entered on September 11, 2014, also requires the Company and the Debtors to indemnify the Commitment Parties for all fees, expenses, costs and liabilities incurred in connection with certain cases. The indenture trustees for the Old First Lien Notes and the Old Secured Notes commenced actions against certain of the Commitment Parties for alleged breaches of the applicable intercreditor agreement governing the rights and priorities of such parties.

Rights Offerings

On the Effective Date, all previously issued and outstanding shares of the Predecessor Company’s common stock were canceled, as were all other previously issued and outstanding equity interests. On the Effective Date, the Company issued 7,475,000 shares (the “1145 Rights Offering Stock”) of a new class of common stock, par value $0.01 per share, of the Company (the “New Common Stock”) pursuant to the rights offering under Section 1145 of the Bankruptcy Code (the “Section 1145 Rights Offering”) and 26,662,690 shares (the “4(a)(2) Rights Offering Stock”) of New Common Stock pursuant to the rights offering under section 4(a)(2) (the “4(a)(2) Rights Offering”) of the Securities Act of 1933, as amended (the “Securities Act). Additionally, the Company issued 2,060,184 shares of New Common Stock pursuant to the Backstop Commitment, including 1,475,652 shares of New Common Stock issued as consideration for the BCA Commitment Premium. A portion of the 1145 Rights Offering Stock issued to the Commitment Parties, and all of the 4(a)(2) Rights Offering Stock, are restricted securities under the Securities Act, and may not be offered, sold or otherwise transferred except in accordance with applicable restrictions. In addition, upon effectiveness of the Plan, the Company issued 11,791,126 shares of New Common Stock to holders of the Second Lien Notes pursuant to the Second Lien Notes Equity Distribution. Collectively, the Section 1145 Rights Offering and the 4(a)(2) Rights Offering are referred to as the “Rights Offerings”.

In accordance with the Plan, all shares of New Common Stock were automatically exchanged for one share of common stock, par value $0.01 per share, of Momentive, which contributed the shares of New Common Stock to its wholly-owned subsidiary, MPM Intermediate Holdings. As a result, the Company is a wholly owned subsidiary of MPM Intermediate Holdings.

The shares of New Common Stock described above were exempt from registration under the Securities Act pursuant to (i) Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization, and/or (ii) Section 4(a)(2) of the Securities Act because the issuance did not involve any public offering.

Registration Rights Agreement

On October 24, 2014, in connection with the emergence from Chapter 11, Momentive entered into a registration rights agreement with certain of its stockholders (the “Registration Rights Agreement”), which provides the stockholders party thereto certain registration rights.

Under the Registration Rights Agreement, Momentive is required to file a shelf registration statement (on Form S-3 if permitted) and use its reasonable best efforts to cause the registration statement to become effective for the benefit of all stockholders party to the Registration Rights Agreement. Any individual holder or holders of Momentive’s outstanding common stock party thereto can demand an unlimited number of “shelf takedowns,” which may be conducted in underwritten offerings so long as the total offering size is reasonably expected to exceed $50. To satisfy its obligations under the Registration Rights Agreement, Momentive filed a registration statement on Form S-1 (File No. 333-201338) on December 31, 2014, which became effective on July 2, 2015.

Each holder or holders party to the Registration Rights Agreement who own at least 10% of Momentive’s outstanding common stock, or held at least 10% of Momentive’s common stock as of the date of the Registration Rights Agreement and could reasonably be considered our affiliate, have Form S-1 demand registration rights, which may be conducted in an underwritten offering, as long as the total offering price is reasonably expected to be at least $50, and which may not exceed two in any six month period or eight in total, subject to certain exceptions and to customary cutback provisions. In addition, a holder of at least 10% of Momentive’s common stock has unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings, as long as the total offering price is reasonably expected to be at least $50, subject to customary cutback provisions.

Each stockholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Registration Rights Agreement. In connection with the registrations described above, Momentive has agreed to indemnify the stockholders against certain liabilities.

The Registration Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Registration Rights Agreement. Generally, without Momentive’s prior consent and subject to limited exceptions, the stockholders party to the Registration Rights Agreement have agreed to, if requested, enter into an agreement not to publicly sell or distribute Momentive’s equity securities beginning ten days prior to the pricing of Momentive’s initial public offering for the 180-day period following the closing date of Momentive’s initial public offering and, if participating in a future shelf takedown or other underwritten public offering, beginning ten days prior to the pricing of that offering and for the 90-day period following the closing date of such offering.

3. Fresh Start Accounting

In connection with the Company’s emergence from Chapter 11, the Company applied the provisions of fresh start accounting to its financial statements as (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the emerging entity and (ii) the reorganization value of the Company’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims. The Company applied fresh start accounting as of October 24, 2014.

Upon the application of fresh start accounting, the Company allocated the reorganization value to its individual assets based on their estimated fair values. Reorganization value represented the fair value of the Successor Company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill.

Reorganization Value

In support of the Plan, the enterprise value of the Successor Company was estimated to be in the range of $2.0 billion to $2.4 billion as of the Effective Date. Based on the estimates and assumptions used in determining the enterprise value, as further discussed below, the Company estimated the enterprise value to be $2.2 billion, which was approved by the Court.

The Company estimated the enterprise value of the Successor Company utilizing the discounted cash flow method. To estimate fair value utilizing the discounted cash flow method, the Company established an estimate of future cash flows based on the financial projections and assumptions utilized in the Company’s disclosure statement, which were derived from earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included, and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period.

The discount rate of 11% was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.

The fair value of debt obligations represents $36 of debt payable within one year and $1,166 of long-term debt. The fair value of long-term debt was determined based on a market approach utilizing current market yields, and was estimated to be approximately 87% of par value.

The fair value of pension liabilities was determined based upon assumptions related to discount rates and expected return on assets, as well as certain other assumptions related to various demographic factors.

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date:

Enterprise value	$2,200
Plus: Excess cash and cash equivalents	80
Plus: Excess working capital	124
Plus: Fair value of non-debt and non-pension liabilities	646

Reorganization value of Successor assets	$3,050

The fair value of non-debt liabilities represents total liabilities of the Successor Company on the Effective Date, less debt payable within one year, long-term debt and pension and postretirement benefit obligations.

Consolidated Statement of Financial Position

The adjustments set forth in the following consolidated Balance Sheet reflect the effect of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh-start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes highlight methods used to determine fair values or other amounts of the assets and liabilities as well as significant assumptions or inputs.

	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
Assets
Current assets:
Cash and cash equivalents	$162	$91	(a)	$—		$253
Accounts receivable	335	—		—		335
Inventories:
Raw materials	131	—		3	(a)	134
Finished and in-process goods	315	—		15	(a)	330
Deferred income taxes	9	56	(b)	(11	)(b)	54
Other current assets	74	—		—		74

Total current assets	1,026	147		7		1,180
Investment in unconsolidated entities	10	—		8	(c)	18
Deferred income taxes	4	—		5	(b)	9
Other long-term assets	24	—		—		24
Property and equipment:
Land	71	—		8	(d)	79
Buildings	371	—		(74	)(d)	297
Machinery and equipment	1,479	—		(684	)(d)	795

	1,921	—		(750)		1,171
Less accumulated depreciation	(1,050)	—		1,050	(d)	—

	871	—		300		1,171
Goodwill	358	—		(134	)(e)	224
Other intangible assets, net	398	—		26	(f)	424

Total assets	$2,691	$147		$212		$3,050

Liabilities and (Deficit) Equity
Current liabilities:
Accounts payable	$260	$38	(c)	$—		$298
Debt payable within one year	1,850	(1,814	)(d)	—		36
Interest payable	6	(6	)(e)	—		—
Income taxes payable	5	—		—		5
Deferred income taxes	9	—		9	(g)	18
Accrued payroll and incentive compensation	44	12	(f)	—		56
Other current liabilities	86	(25	)(g)	6	(h)	67

Total current liabilities	2,260	(1,795)		15		480
Long-term liabilities:
Long-term debt	7	1,159	(h)	—		1,166
Pension liabilities	133	165	(i)	41	(h)	339
Deferred income taxes	55	57	(j)	28	(g)	140
Other long-term liabilities	54	9	(k)	5	(i)	68
Liabilities subject to compromise	2,026	(2,026	)(l)	—		—

Total liabilities	4,535	(2,431)		89		2,193

(Deficit) Equity
Common stock (Successor)	—	—	(m)	—		—
Additional paid-in capital (Successor)	—	857	(m)	—		857
Common stock (Predecessor)	—	—	(n)	—		—
Additional paid-in capital (Predecessor)	713	(713	)(n)	—		—
Accumulated other comprehensive income	211	—		(211	)(j)	—
(Accumulated deficit) retained earnings	(2,768)	2,434	(o)	334	(j)	—

Total (deficit) equity	(1,844)	2,578		123		857

Total liabilities and (deficit) equity	$2,691	$147		$212		$3,050

Reorganization Adjustments

(a) Reflects the net cash received as of the Effective Date from implementation of the Plan:

Sources:
Proceeds from the Rights Offerings	$600
Uses:
Claims paid at emergence	(11)
Repayment of DIP Term Loan	(300)
Repayment of DIP ABL Facility	(144)
Repayment of Cash Flow Facility	(20)
Other fees and expenses	(34)

Total uses	(509)

Net cash received	$91

Other fees and expenses primarily represent $6 of accrued and unpaid interest and $28 for success and other professional fees which is included in “Reorganization items, net” in the Consolidated Statements of Operations. A portion of the net cash received has been earmarked for future use and was not paid out on the Effective Date.

(b) Represents the deferred tax asset impact of the reorganization adjustments, resulting from recognizing certain reorganization costs deductible in future periods in addition to the change in valuation allowance resulting from the tax attribute reduction.

(c) Represents $53 of claims expected to be satisfied in cash that were reclassified from “Liabilities subject to compromise”. Also represents the payment of $21 of previously accrued professional fees related to the Bankruptcy Filing and the accrual of an additional $6 of success fees.

(d) On the Effective Date, the Company repaid $300 in outstanding DIP Term Loans, $144 in outstanding borrowings under the DIP ABL Facility and $20 in outstanding borrowings under the Cash Flow Facility in full, and issued replacement notes to holders of the $1,100 in outstanding Old First Lien Notes and $250 in outstanding Old Second Lien Notes (which are classified as “Long-term debt”). The Company’s Senior Subordinated Notes were canceled on account of the subordination provisions set forth in the indenture to such notes.

(e) On the Effective Date, the Company repaid $6 of accrued unpaid interest.

(f) Represents $12 of accrued incentive compensation expected to be satisfied in cash that was reclassified from “Liabilities subject to compromise”.

(g) Represents the reclassification of the BCA Commitment Premium of $30 to equity, partially offset by $5 of other current liabilities that were reclassified from “Liabilities subject to compromise”.

(h) Represents the issuance of replacement notes to holders of the $1,100 in outstanding Old First Lien Notes due 2021 and $250 in outstanding Old Second Lien Notes due 2022. The replacement notes were recorded at estimated fair value, which was determined based on a market approach utilizing current market yields.

(i) Represents $165 of pension liabilities that were reclassified from “Liabilities subject to compromise”.

(j) Represents the deferred tax liability impact of the reorganization adjustments, resulting from the reduction of the Company’s tax attributes and tax basis of fixed assets and intangibles as a result of the cancellation of debt excluded from taxable income, net of valuation allowance previously recorded.

(k) Represents $9 of other long-term liabilities that were reclassified from “Liabilities subject to compromise”.

(l) Liabilities subject to compromise were settled as follows in accordance with the Plan:

Liabilities subject to compromise (“LSTC”)	$2,026
Cash payments at emergence from LSTC	(11)
Liabilities reinstated at emergence:
Pension liabilities	(165)
Accounts payable	(53)
Accrued payroll and incentive compensation	(12)
Other current liabilities	(5)
Other long-term liabilities	(9)

Total liabilities reinstated at emergence	(244)
Fair value of equity issued at emergence	(227)

Gain on settlement of LSTC	$1,544

(m) Reflects the issuance of 47,989,000 shares of New Common Stock pursuant to the Rights Offerings, Second Lien Notes Equity Distribution and Backstop Commitment.

(n) Reflects the cancellation of Predecessor Company equity to accumulated deficit.

(o) Reflects the cumulative impact of the reorganization adjustments discussed above:

Gain on settlement of LSTC	$1,544
Fair value adjustments to debt	191
Success and other fees recognized at emergence	(13)

Net gain on reorganization adjustments	1,722
Tax impact on reorganization adjustments	(1)
Cancellation of Predecessor Company equity	713

Net impact to Accumulated deficit	$2,434

The net gain on reorganization adjustments has been included in “Reorganization items, net” in the Consolidated Statements of Operations.

Fresh Start Adjustments

(a) Reflects the adjustments made to record inventories at their estimated fair value, which was determined as follows:

•	Fair value of finished goods inventory was determined based on the estimated selling price less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort.

•	Fair value of in-process goods inventory was determined based on the estimated selling price once completed less total costs to complete the manufacturing effort, costs to sell, including disposal and holding period costs, and a reasonable profit margin on the remaining manufacturing, selling and disposal effort.

•	Fair value of raw materials inventory was determined based on current replacement costs.

(b) Represents the deferred tax asset impact of the fresh start adjustments, resulting from the recognition of deductible goodwill in the U.S. and foreign jurisdictions, net of valuation allowance.

(c) Reflects the adjustment made to record the Company’s ownership interest in Zhejiang Xinan Momentive Performance Materials Co., Ltd, a joint venture in China which manufactures siloxane, at its estimated fair value.

(d) Reflects the adjustments made to record property, plant and equipment at its estimated fair value. Depreciable lives were also revised to reflect the remaining estimated useful lives of the related property, plant and equipment which range from 1 to 40 years. Fair value was determined as follows:

•	The market, sales comparison or trended cost approach was utilized to estimate fair value for land and buildings. This approach relies upon recent sales, offerings of similar assets or a specific inflationary adjustment to original purchase price to arrive at a probable selling price.

•	The cost approach was utilized to estimate fair value for machinery and equipment. This approach considers the amount required to construct or purchase a new asset of equal utility at current market prices, with adjustments in value for physical deterioration and functional and economic obsolescence. Physical deterioration is an adjustment made in the cost approach to reflect the real operating age of an asset with regard to wear and tear, decay and deterioration that is not prevented by maintenance. Functional obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset caused by inefficiencies or inadequacies of the asset, as compared to a more efficient or less costly replacement asset with newer technology. Economic obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset due to factors external to the asset, such as the economics of the industry, reduced demand, increased competition or similar factors. The estimated fair value of machinery and equipment reflects an economic obsolescence adjustment of $343.

Depreciable lives were revised to reflect the remaining estimated useful lives as follows (in years):

Buildings	10 to 40 years
Machinery and equipment	1 to 20 years

(e) Reflects the adjustments made to record the elimination of the Predecessor goodwill balance of $358 and to record Successor goodwill of $224, which represents the reorganizational value of assets in excess of amounts allocated to identified tangible and intangible assets.

(f) Reflects the adjustments made to write-off Predecessor other intangible assets of $398 and to record $424 in estimated fair value of Successor other intangible assets. Fair value was comprised of the following:

•	Trademarks of $60 were valued using the relief from royalty income approach based on the following significant assumptions:

i)	Forecasted net sales attributable to the trademarks for the period ranging from October 24, 2014 to December 31, 2033;

ii)	Royalty rates ranging from 0.25% to 1.5% of expected net sales determined with regard to comparable market transactions and profitability analysis;

iii)	Discount rates ranging from 12.0% to 14.0%, which were based on the after-tax weighted average cost of capital (“WACC”); and

iv)	Economic lives ranging from 6 to 11 years.

•	Technology based intangible assets of $105 were valued using the relief from royalty income approach based on the following significant assumptions:

i)	Forecasted net sales attributable to the respective technologies for the period ranging from October 24, 2014 to December 31, 2033;

ii)	Royalty rates ranging from 1.0% to 3.5% of expected net sales determined with regard to expected cash flows of the respective technologies and the overall importance of respective technologies to product offering;

iii)	Discount rates ranging from 12.0% to 14.0%, which were based on the after-tax WACC; and

iv)	Economic lives ranging from 8 to 11 years.

•	Customer related intangible assets of $223 were valued using the multi-period excess earnings income approach, incorporating distributor inputs, and were based on the following significant assumptions:

i)	Forecasted net sales and profit margins attributable to the current customer base for the period ranging from October 24, 2014 to December 31, 2034;

ii)	Attrition rates ranging from 5.0% to 15.0%;

iii)	Discount rates ranging from 14.0% to 15.0%, which were based on the after-tax WACC; and

iv)	Economic lives ranging from 6 to 13 years.

•	In-process research and development (“IPR&D”) of $36 was valued using a cost approach based on the following significant assumptions:

i)	The estimated cost to recreate the respective IPR&D projects, incorporating a margin based on a reasonable developer’s profit; and

ii)	An indefinite economic life until the respective IPR&D projects are completed and placed in service, at which time each project will be assigned an estimated useful life.

(g) Represents the deferred tax liability impact of the fresh start adjustments, resulting primarily from the book adjustment made to property, plant, and equipment that increases the future taxable temporary differences recorded net of valuation allowances.

(h) Reflects the adjustment made to remeasure pension liabilities, which was determined based upon assumptions related to discount rates and expected return on assets, as well as certain other assumptions related to various demographic factors. The resulting adjustment was recoded in “Other comprehensive loss” in the Predecessor Company’s Consolidated Statement of Other Comprehensive Income.

(i) Primarily reflects the adjustment made to record certain environmental liabilities at estimated fair value.

(j) Reflects the cumulative impact of the fresh start accounting adjustments discussed above and the elimination of the Predecessor Company’s accumulated other comprehensive income:

Establishment of Successor goodwill	$224
Elimination of Predecessor goodwill	(358)
Establishment of Successor other intangible assets	424
Elimination of Predecessor other intangible assets	(398)
Property, plant and equipment fair value adjustment	300
Pension liability remeasurement adjustment	(47)
Other assets and liabilities fair value adjustment	21
Elimination of Predecessor Company accumulated other comprehensive income	211

Net gain on fresh start adjustments	377
Tax impact on fresh start adjustments	(43)

Net impact on accumulated deficit	$334

The net gain on fresh start adjustments has been included in “Reorganization items, net” in the Consolidated Statements of Operations.

4. Reorganization Items, Net

Incremental costs incurred directly as a result of the Bankruptcy Filing, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Professional fees	$2	$8	$3	$78
DIP Facility financing costs	—	—	—	19
BCA Commitment Premium	—	—	—	30
Net gain on reorganization adjustments	—	—	—	(1,722)
Net gain on fresh start adjustments	—	—	—	(377)

Total	$2	$8	$3	$(1,972)

5. Summary of Significant Accounting Policies

Principals of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which minority shareholders hold no substantive participating right, and variable interest entities in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies (but not control), are included in “Earnings from unconsolidated entities, net of taxes” in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company’s unconsolidated investment accounted for under the equity method of accounting is a partial ownership interest in Zhejiang Xinan Momentive Performance Materials Co., Ltd, a joint venture in China which manufactures siloxane, one of our key intermediate materials. The Company’s current ownership interest in the joint venture is 25%.

Income Statement Presentation—As a result of the adoption of fresh start accounting upon the Company’s emergence from Chapter 11, management elected to change its accounting policy related to its income statement presentation of costs of goods sold beginning in the successor period from October 25, 2014 through December 31, 2014 and all periods thereafter. As a result, the “Depreciation and amortization expense” caption has been eliminated and the related expense has been allocated to “Cost of sales” and “Selling, general and administrative expense”.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. The Company recognized translation gain (losses) of $3, $(6), $(8), and $(99) for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively, which are included as a component of “Net loss.” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation and recorded in “Accumulated other comprehensive income” in the Consolidated Balance Sheets. The effect of translation is also included in “Accumulated other comprehensive income”.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, fair value of stock awards and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016 and December 31, 2015, the Company had interest-bearing time deposits and other cash equivalent investments of $3 and $5, respectively. These amounts are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents”.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected. Upon recording the assets of the Company at their estimated fair value in connection with the application of fresh start accounting, the amount of accounts receivable expected to be unrecoverable were written-off, resulting in the remeasurement of the allowance for doubtful accounts to $0 as of October 24, 2014 (see Note 3).

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to estimated future usage and sales. Inventories in the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $22 and $4 at December 31, 2016 and December 31, 2015, respectively. Upon recording the assets of the Company at their estimated fair value in connection with the application of fresh start accounting, the amount of excess and obsolete inventory was written-off, resulting in the re-measurement of the reserve for excess and obsolete inventory to $0 as of October 24, 2014 (see Note 3).

Deferred Expenses—Deferred debt financing costs are included in “Other long-term assets” in the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any debt, the related debt issuance costs are written off. At both December 31, 2016 and 2015, the Company had no unamortized deferred financing costs.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the properties (the average estimated useful lives for buildings and machinery are 20 years and 15 years, respectively). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Property and equipment was recorded at its estimated fair value in connection with the application of fresh start accounting, resulting in the remeasurement of accumulated depreciation to $0 as of October 24, 2014 (see Note 3). Depreciation expense was $143, $117, $17, and $113 for the years ended December 31, 2016 and December 31, 2015; the successor period from October 25, 2014 through

December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively. Depreciation expense for the year ended included accelerated depreciation of $35 primarily related to to certain long-lived assets mainly triggered by siloxane capacity transformation programs in Germany.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives, which range from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as incurred. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 6 to 13 years (see Note 9).

The Company performs an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, the Company uses a probability weighted market and income approach to estimate the fair value of the reporting unit. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated fair value is the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the estimated fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

At October 1, 2016, the fair value of the reporting units exceeded the respective carrying values by 9% to 46% (“headroom”). It is possible that the conclusions regarding the impairment or recoverability of goodwill at either reporting unit could change in future periods if, for example, the reporting unit does not perform as projected, the results of strategic plans and certain cost saving initiatives are not fully achieved, or the overall economic or business conditions are worse than current assumptions (including inputs to the discount rate or market based EBITDA multiples). If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change, we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

The Quartz reporting unit, which had headroom of 9%, was the only reporting unit with fair value in excess of carrying value of less than 20%. As of December 31, 2016, the carrying value of goodwill assigned to the Quartz reporting unit was $18. Management will continue to monitor this reporting unit for changes in the business environment that could impact recoverability.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill and indefinite-lived intangibles for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies. The Company records losses when they are probable and reasonably estimable and amortizes insurance premiums over the life of the respective insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees (see Note 14).

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 14).

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in “Cost of sales” and “Cost of sales, excluding depreciation and amortization” in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development expense was $64, $65, $13, and $63 for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively.

Pension and Other Postretirement Liabilities—Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets—are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations (“PBO”) are measured as the present value of future cash payments. The Company discounts those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits.

Effective January 1, 2016, the Company has adopted the granular spot rate approach wherein results are calculated by matching service cost and interest cost cash flows to the individual spot rates on the yield curve using the following methodology:

•	Projected benefit payments related to participants’ benefit accruals for the upcoming year are determined. Spot rates are applied and a present value and single equivalent discount rates specifically related to service cost are calculated (as for projected benefit obligation).

•	Interest cost is determined by (1) calculating a present value for each year’s projected benefit payments, then (2) applying the applicable year’s spot rate. Amounts for all years are then aggregated to determine total interest cost.

Lower discount rates increase present values resulting in a higher PBO; higher discount rates decrease present values resulting in a lower PBO. The effect of a discount rate change on the subsequent year’s pension expense is dependent on the individual plan.

To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.

As a result of the adoption of fresh start accounting upon the Company’s emergence from Chapter 11, management elected to change its accounting policy related to the recognition of actuarial gains and losses for defined benefit plans. Specifically, such actuarial gains and losses previously recognized as a component of other comprehensive income/(loss) in the Consolidated Balance Sheets will be recognized directly as a component of earnings in the Consolidated Statements of Operations under the new policy.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 13).

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

The majority of the Company’s non-U.S. operations have been treated as branches of the U.S. Company and are included in the MPM and MPM Holdings Inc.’s U.S. consolidated income tax return. For the purpose of the consolidated financial statements, for the years ended December 31, 2016, 2015 and 2014, the tax provision for all operations has been prepared on a consolidated basis.

Stock-Based Compensation—The Company measures and recognizes the compensation expense for all share-based awards made to employees based on estimated fair values, in accordance with ASC 718, Compensation—Stock Compensation. As described in Note 12, the Company adopted a new management equity plan on March 12, 2015. The fair value of stock options granted is calculated using a Monte Carlo option-pricing model on the date of the grant, and the fair value of Restricted Stock Units are valued using the fair market value of the Company’s common stock on the date of grant. Compensation expense is recognized net of estimated forfeitures over the employee’s requisite service period (generally the vesting period of the equity grant). See Note 12 for additional detail regarding stock-based compensation.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides approximately 10% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company has evaluated events and transactions subsequent to December 31, 2016 through the date of issuance of its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Additionally, in March 2016, the FASB issued Accounting Standards Board Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Board Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance. In May 2016, the FASB issued Accounting Standards Board Update No. 2016-12, Revenue from Contracts with Customers (Topic 606):: Narrow-Scope Improvements and Practical Expedients, which provides clarifying guidance in certain narrow areas and adds some practical expedients. In December 2016, the FASB issued Accounting Standards Board Update No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which facilitates 13 technical corrections and improvements to Topic 606 and other Topics amended by ASU 2014-09 to increase stakeholders’ awareness of the proposals and to expedite improvements to ASU 2014-09. The effective dates for the ASUs issued in 2016 are the same as the effective date for ASU 2014-09. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption from the calendar year 2017 will be permitted. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Board Update No. 2014-15: Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (Topic 205), which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern (meet its obligations as they become due) within one year after the date that the financial statements are issued. If conditions or events raise substantial doubt about the entity’s ability to continue as a going concern, certain disclosures are required. This ASU is effective for annual reporting periods ending after December 15, 2016, and interim reporting periods thereafter. The adoption of this standard during 2016 did not impact our consolidated financial statements.

In January 2015, the FASB issued Accounting Standards Board Update No. 2015-01: Income Statement-Extraordinary and Unusual Items (Subtopic 225-20)—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance became effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this standard during 2016 did not significantly impact our consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810)—Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance became effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this standard during 2016 did not have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest-Imputation of Interest (Subtopic 835-30)- Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, the FASB issued Accounting Standards Board Update No. 2015-15: Interest-Imputation of Interest (Subtopic 835-30)- Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 provides additional guidance regarding the SEC staff’s position on presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. The guidance became effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The adoption of the requirements of ASU 2015-03 and ASU 2015-15 during 2016 did not impact the Company’s financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Inventory (Topic 330)—Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 has changed the measurement requirement of inventory within the scope of this guidance from lower of cost or market to the lower of cost and net realizable value. The guidance is also defining net realizable value as: the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period and amendments to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (ASC 842) (“ASU 2016-02”). Lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. It will be critical to identify leases embedded in a contract to avoid misstating the lessee’s balance sheet. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal years. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Compensation—Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. Excess tax benefits for share-based payments will be recorded as a reduction of income taxes and reflected in operating cash flows upon the adoption of this ASU. Excess tax benefits are currently recorded in equity and as a financing activity under the current rules. This guidance is effective for annual and interim reporting periods of public entities beginning after December 15, 2016 early adoption will be permitted. The Company early adopted ASU 2016-09, effective April 1, 2016, electing to account for forfeitures when they occur. The adoption of ASU 2016-09 did not have a significant impact on the Company’s financial statements. The impact from adoption of the provisions related to forfeiture rates was reflected in the Company’s condensed consolidated financial statements on a modified retrospective basis, resulting in an immaterial adjustment to retained earnings. Provisions related to income taxes have been adopted prospectively resulting in no tax benefit as of the quarter ended June 30, 2016.

In August 2016, the FASB issued Accounting Standards Board Update No. 2016-15: Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides new guidance designed to reduce existing diversity in practice of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU addresses eight specific cash flow issues, of which the following are expected to be applicable to the Company: 1) debt prepayment and extinguishment costs, 2) proceeds from settlement of insurance claims, 3) distributions received from equity method investments, and 4) separately identifiable cash flows and application of the predominance principle. In addition, in November 2016, the FASB issued Accounting Standards Board Update No. 2016-18: Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning January 1, 2018 and subsequent interim periods with retrospective application to each period presented is required and early adoption is permitted, The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company’s current disclosures and reclassifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Board Update No. 2017-01: Business Combinations (Topic 805)—Clarifying the Definition of a Business (“ASU 2017-01”). The ASU clarifies the definition of business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 will be effective for the Company’s fiscal year beginning January 1, 2018 and subsequent interim periods with prospective application with impacts on the Company’s consolidated financial statements that may vary depending on each specific acquisition. Early adoption is conditionally permitted.

Also, in January 2017, the FASB issued Accounting Standards Board Update No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments in this ASU are effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments in this ASU should be applied on a prospective basis. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have an impact once adopted.

6. Restructuring Expenses and Other Costs

Included in restructuring and other costs are costs related to restructuring (primarily severance payments associated with work force reductions), loss due to fire at our Leverkusen, Germany site, and services and other expenses associated with cost optimization programs and transformation savings activities.

In November 2015 and as expanded in March and May 2016, the Company announced a global restructuring program to reduce costs through global selling, general and administrative expenses reductions and productivity actions at the Company’s operating facilities. The Company expected the program cost, primarily severance related, to be approximately $15. Substantially all of these charges resulted in cash expenditures throughout 2016 and into 2017. These costs primarily relate to the Silicones operating segment and are included in Other current liabilities on the Consolidated Balance Sheet and Restructuring and other costs on the Consolidated Statement of Operations.

In January 2016, the Company announced plans to exit siloxane production at its Leverkusen, Germany site to help optimize its manufacturing footprint in order to improve its long-term profitability once fully implemented. The planned reduction is expected to be fully implemented by mid-2017 and is incremental to our global restructuring program. This restructuring will result in an overall reduction of employment at the site. The Company recorded severance related costs of approximately $2, some of which was paid in late 2016 and the remaining to be paid in 2017.

The following table sets forth the changes in the restructuring reserve related to severance. Included in this table are also other minor restructuring programs that were undertaken by the Company in different locations, none of which were individually material. These costs are primarily related to workforce reductions:

Successor	Total
Accrued liability at January 1, 2015	$2
Restructuring charges	15
Payments	(3)

Accrued liability at December 31, 2015	$14
Restructuring charges	4
Adjustments	(2)
Payments	(12)

Accrued liability at December 31, 2016	$4

For the years ended December 31, 2016 and December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company recognized other costs of $40, $17, $5, and $20 respectively. These costs are primarily comprised of one-time payments for services and integration expenses, and are included in “Restructuring and other costs” in the Consolidated Statements of Operations. For the year ended December 31, 2016, these amounts also included exit costs of $13 due to siloxane capacity transformation programs at our Leverkusen, Germany facility and a loss of $10 due to fire damage at our Leverkusen, Germany facility. For the predecessor period from January 1, 2014 through October 24, 2014 and the successor period from October 25, 2014 to December 31, 2014, these amounts also included costs associated with restructuring our capital structure incurred prior to the Company’s Bankruptcy Filing. In addition, as a result of the siloxane capacity transformation programs, the Company recognized $17 of accelerated depreciation associated with asset retirement obligations during the year ended December 31, 2016, $2 of which was paid in 2016.

7. Related Party Transactions

Administrative Services, Management and Consulting Agreement

The Company was subject to a management consulting and advisory services agreement with Apollo and its affiliates for the provision of management and advisory services for an initial term of up to twelve years. The Company also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provided for annual fees of $4 plus out of pocket expenses, payable in one lump sum annually, and provided for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by the Company.

In connection with the Company’s emergence from Chapter 11, the management agreement was terminated pursuant to the Confirmation Order, effective as of the Petition Date.

Transactions with Hexion

Shared Services Agreement

On October 1, 2010, the Company entered into a shared services agreement with Hexion (which, from October 1, 2010 through October 24, 2014, was a subsidiary under a common parent) (the “Shared Services Agreement”). Under this agreement, the Company provides to Hexion, and Hexion provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal, and procurement services. The Shared Services Agreement is subject to termination by either the Company or Hexion, without cause, on not less than 30 days’ written notice, and expires in October 2017 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and Hexion.

Pursuant to this agreement, for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company incurred approximately $50, $60, $17, and $82, respectively, of net costs for shared services. During the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, Hexion incurred approximately $63, $70, $23, and $108, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, were net billings from Hexion to the Company of $30, $35, $17, and $32, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage, as well as to reflect costs allocated 100% to one party. The allocation percentage was initially set at 51% for Hexion and 49% for the Company at the inception of the agreement. Following the required annual review by the Steering Committee in accordance with the terms of the Shared Service Agreement, the allocation percentage for 2016 was set at 44% for the Company and 56% for Hexion. The Company had accounts receivable of $0 at both December 31, 2016 and 2015, and accounts payable to Hexion of $5 and $7 at December 31, 2016 and 2015, respectively.

In conjunction with the consummation of the Plan, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Steering Committee with its annual review of billings and allocations.

Purchases and Sales of Products and Services with Hexion

The Company also sells products to, and purchases products from, Hexion pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). Prices under the agreement are determined by a formula based upon certain third party sales of the applicable product, or in the event that no qualifying third party sales have taken place, based upon the average contribution margin generated by certain third party sales of products in the same or a similar industry. The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. A subsidiary of the Company also acts as a non-exclusive distributor in India for certain of Hexion’s subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). Prices under the Distribution Agreements are determined by a formula based on the weighted average sales price of the applicable product less a margin. The Master Buy/Sell Agreement and Distribution Agreements have initial terms of 3 years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice in the case of the Master/Buy Sell Agreement and upon 90 days’ prior notice in the case of the Distribution Agreements. Pursuant to these agreements and other purchase orders, for the years ended December 31, 2016, December 31, 2015; the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company sold $2, $3, $1, and $7, respectively, of products to Hexion and purchased less than $1 of products from Hexion. At both December 31, 2016 and 2015, the Company had less than $1 of accounts receivable from Hexion and less than $1 of accounts payable to Hexion related to these agreements.

Other Transactions with Hexion

In March 2014, the Company entered into a ground lease with a Brazilian subsidiary of Hexion to lease a portion of the Company’s manufacturing site in Itatiba, Brazil, where the subsidiary of Hexion will construct and operate an epoxy production facility. In conjunction with the ground lease, the Company also entered into a site services agreement whereby it will provide to the subsidiary of Hexion various services such as environmental, health and safety, security, maintenance and accounting, amongst others, to support the operation of this new facility. The Company received less than $1 from Hexion under this agreement during the years ended December 31, 2016 and 2015.

In April 2014, the Company sold 100% of its interest in its Canadian subsidiary to a subsidiary of Hexion for a purchase price of $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of Hexion, whereby the subsidiary of Hexion will act as a distributor of certain of the Company’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company compensates the subsidiary of Hexion for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the years ended December 31, 2016, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company sold approximately $25, $27, $7 and $22, respectively, of products to Hexion under this distribution agreement, and paid less than $1 to Hexion as compensation for acting as distributor of the products. At both December 31, 2016 and 2015, the Company had $2 of accounts receivable from Hexion related to the distribution agreement.

Transactions with Affiliates Other Than Hexion

Purchases and Sales of Products and Services

The Company sells products to various Apollo and GE affiliates other than Hexion. Transactions with GE affiliates are included in the predecessor period only, as GE was a related party prior to the termination of the Cash Flow Facility. These sales were approximately less than $1, $1, $1 and $10 for the years ended December 31, 2016, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively. The Company had accounts receivable from these affiliates of $0 and less than $1 at December 31, 2016 and 2015, respectively. The Company also purchases products and services from various affiliates other than Hexion. These purchases were $3, $4, less than $1 and $13, for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively. The Company had accounts payable to these affiliates of $0 and less than $1 at December 31, 2016 and 2015, respectively.

Trademark License Agreement

Also on May 17, 2013, the Company entered into an amendment to the Trademark License Agreement, dated as of December 3, 2006, by and between GE Monogram Licensing International and the Company, to, among other things, revise the royalty payable to GE Monogram Licensing International and provide for an option to extend such agreement for an additional five-year period through 2023. In connection with the amendment, Old MPM Holdings recorded a gain and related intangible asset of $7. The intangible asset was subsequently contributed to the Company. As a result of the application of fresh start accounting, on October 24, 2014, the intangible asset related to the agreement was written-off.

Revolving Credit Facility

In April 2013, the Company entered into a $75 revolving credit facility with an affiliate of GE (the “Cash Flow Facility”) (see Note 10). Prior to entry into the Cash Flow Facility, an affiliate of GE was one of the lenders under the Company’s Old Revolver (as further described in Note 10), representing approximately $160 of the lenders’ $300 revolving credit facility commitment.

In connection with the consummation of the Plan, on October 24, 2014, the Company repaid in full all outstanding amounts under the Cash Flow Facility. Upon making these payments, the Company’s obligations under the Cash Flow Facility were satisfied in full and the Cash Flow Facility was immediately terminated.

Other Transactions and Arrangements

In March 2014, the Company entered into an Employee Services Agreement with Hexion Holdings, Hexion and Momentive Performance Materials Holdings Employee Corporation (“Employee Corp”), a subsidiary of Hexion Holdings (the “Services Agreement”). The Services Agreement provided for the executive services of Mr. John G. (Jack) Boss, an employee of Employee Corp., to be made available to the Company and set forth the terms with respect to payment for the cost of such services. Mr. Boss was elected Executive Vice President and President Silicones and Quartz Division of the Company effective March 31, 2014. Pursuant to the Services Agreement, the Company agreed to pay 100% of Mr. Boss’ costs of employment which are comprised of “covered costs” including an annual base salary of $0.585, a sign-on bonus of $1.3 payable between 2014 and 2015, annual incentive compensation, relocation costs, severance and benefits and other standard reasonable business expenses.

In December 2014, Mr. Boss was appointed as Chief Executive Officer and President of the Company, In connection with the appointment, Momentive assumed from Hexion Holdings the terms of the accepted offer of employment with Mr. Boss. The Company paid less than $1 under this agreement during the year ended December 31, 2016.

8. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy exists, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•	Level 3: Unobservable inputs, that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

At both December 31, 2016 and December 31, 2015, the Company had less than $1 notional amount of natural gas derivative contracts, which are measured using Level 2 inputs, and are included in “Other current assets” in the Consolidated Balance Sheets. The fair value of the natural gas derivative contracts generally reflects the estimated amounts that the Company would receive or pay, on a pre-tax basis, to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments. Counterparties to these contracts are highly rated financial institutions, none of which experienced any significant downgrades in the year ended December 31, 2016 that would reduce the fair value receivable amount owed, if any, to the Company. There were no transfers between Level 1, Level 2 or Level 3 measurements during the year ended December 31, 2016.

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments at December 31, 2016:

Successor	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2016
Debt	$1,203	$—	$1,243	$—	$1,243

Predecessor
December 31, 2015
Debt	$1,205	$—	$909	$—	$909

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

9. Goodwill and Intangible Assets

In connection with the Company’s emergence from Chapter 11 and application of fresh start accounting, and the resulting allocation of the reorganization value to its individual assets based on their estimated fair values, the Company recorded goodwill of $224 as of October 24, 2014. The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

	2016				2015
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Silicones	$205	$—	$(12)	$193	$205	$—	$(12)	$193
Quartz	19	—	(1)	18	19	—	(1)	18

Total	$224	$—	$(13)	$211	$224	$—	$(13)	$211

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2016 and 2015 are as follows:

	Silicones	Quartz	Total
Balance as of December 31, 2014	$199	$19	$218
Foreign currency translation	(6)	(1)	(7)

Balance as of December 31, 2015	$193	$18	$211
Foreign currency translation	—	—	—

Balance as of December 31, 2016	$193	$18	$211

In conjunction with fresh start accounting, the Company wrote-off existing intangibles assets, net and recorded $424 of new intangible assets, reflecting the estimated fair value of other intangible assets as of October 24, 2014 (see Note 3).

The Company’s finite and indefinite lived intangible assets consist of the following as of December 31:

	2016				2015
	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value
Customer relationships	$223	$—	$(49)	$174	$223	$—	$(32)	$191
Trademarks	60	—	(19)	41	60	—	(12)	48
Technology	105	—	(29)	76	105	—	(16)	89
Patents and other	41	(4)	(5)	32	39	(4)	(7)	28

Total	$429	$(4)	$(102)	$323	$427	$(4)	$(67)	$356

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

Total intangible amortization expense for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014 was $38, $36, $6, and $34, respectively.

Estimated annual intangible amortization expense for 2017 through 2021 is as follows:

2017	$38
2018	38
2019	38
2020	38
2021	32

10. Debt and Lease Obligations

Debt outstanding as of December 31, 2016 and 2015 is as follows:

	2016		2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior Secured Credit Facilities:
ABL Facility	$—	$—	$—	$—
Secured Notes:
3.88% First Lien Notes due 2021 (includes $105 and $123 of unamortized debt discount at December 31, 2016 and 2015, respectively)	995	—	977	—
4.69% Second Lien Notes due 2022 (includes $30 and $39 of unamortized debt discount at December 31, 2016 and 2015, respectively)	172	—	192	—
Other Borrowings:
China bank loans at 4.1% and 4.2% at December 31, 2016 and 2015, respectively	—	36	—	33
Other at 2.99% at December 31, 2015	—	—	—	3

Total debt	$1,167	$36	$1,169	$36

ABL Facility

Upon consummation of the Plan by the Company on October 24, 2014, the Company exercised its option to convert the DIP ABL Facility into an exit asset-based revolving facility (the “ ABL Facility”). The ABL Facility has a five year term and a maximum availability of $270. The ABL Facility is also subject to a borrowing base that is based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment.

The ABL Facility bears interest based on, at the Company’s option, (a) with respect to Tranche A Revolving Facility Commitments (as defined in the credit agreement governing the ABL Facility), an adjusted LIBOR rate plus an applicable margin of 2.00% or an alternate base rate plus an applicable margin of 1.00% and (b) with respect to Tranche B Revolving Facility Commitments (as defined in the credit agreement governing the ABL Facility), an adjusted LIBOR rate plus an applicable margin of 2.75% or an alternative base rate plus an applicable margin of 1.75%, in each case, subject to adjustment depending on usage. In addition to paying interest on outstanding principal under the ABL Facility, the Company will be required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.375% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenants, other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27. The fixed charge coverage ratio under the agreement governing the ABL Facility is defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months basis.

The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, and, in the case of certain foreign subsidiaries, machinery and equipment (the “ ABL Priority Collateral”), and second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than ABL Priority Collateral (the “DIP Term Loan Priority Collateral”), in each case subject to certain exceptions and permitted liens.

As of December 31, 2016, the Company had no outstanding borrowings under the ABL Facility. Outstanding letters of credit under the ABL Facility at December 31, 2015 were $55, leaving an unused borrowing capacity of $215 (without triggering the financial maintenance covenant under the ABL Facility).

Secured Notes

First Lien Notes and Old First Lien Notes

In October 2012, MPM Escrow LLC and MPM Finance Escrow Corp. (the “Escrow Issuers”), wholly owned special purpose subsidiaries of the Company, issued $1,100 principal amount of 8.875% First-Priority Senior Secured Notes due 2020 (the “Old First Lien Notes”) in a private offering.

Upon consummation of the Plan, on October 24, 2014, the Company issued $1,100 aggregate principal amount of 3.88% First Lien Notes due 2022 (the “First Lien Notes”). The First Lien Notes were issued as replacement for the Old First Lien Notes in connection with the Plan and the Company’s emergence from Chapter 11 bankruptcy.

The First Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company’s existing U.S. subsidiaries that is a guarantor under the Company’s ABL Facility and the Company’s future U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of the Company or any of the guarantor subsidiaries of the Company under the related indenture (the “Note Guarantors”). Pursuant to customary release provisions in the indenture governing the First Lien Notes, the Note Guarantors may be released from their guarantee of the First Lien Notes (the “First Lien Note Guarantees”). The First Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

The First Lien Notes and First Lien Note Guarantees are senior indebtedness of the Company and the Note Guarantors, respectively, and rank equal in right of payment with all existing and future senior indebtedness of the Company and the Note Guarantors, respectively; senior in right of payment to all existing and future subordinated indebtedness of the Company and the Note Guarantors and guarantees thereof; and structurally subordinated to all existing and future indebtedness and other liabilities of any of the Company’s subsidiaries that do not guarantee the First Lien Notes.

The First Lien Notes and First Lien Note Guarantees have the benefit of first-priority liens on the collateral of the Company and the Note Guarantors other than the ABL Priority Collateral, with respect to which the First Lien Notes and First Lien Note Guarantees have the benefit of second-priority liens. Consequently, the First Lien Notes rank effectively junior in priority to the Company’s obligations under the ABL Facility to the extent of the value of the ABL Priority Collateral; equal with holders of other obligations secured pari passu with the First Lien Notes including other first priority obligations (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral) including the Second Lien Notes (further described below) and the Company’s obligations under the ABL Facility to the extent of the value of the collateral that is not ABL Priority Collateral; and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Interest on the First Lien Notes is payable at 3.88% per annum, semiannually to holders of record at the close of business on April 1st or October 1st immediately preceding the interest payment date on April 15th and

October 15th of each year, commencing on April 15, 2015. The Company may redeem some or all of the First Lien Notes at any time at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

The First Lien Notes were recorded at their estimated fair value on the Effective Date, which was determined based on a market approach utilizing current market yields.

Senior Secured Notes and Second Lien Notes

In May 2012, the Company issued $250 in aggregate principal amount of 10% Senior Secured Notes due October 2020 (the “Senior Secured Notes”) at an issue price of 100%.

Upon consummation of the Plan, on October 24, 2014, the Company issued $250 aggregate principal amount of 4.69% Second Lien Notes due 2022 (the “Second Lien Notes”). The Second Lien Notes were issued as replacement for the Senior Secured Notes in connection with the Plan and the Company’s emergence from Chapter 11.

The Second Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company’s existing U.S. subsidiaries that is a guarantor under the Company’s ABL Facility and the Company’s future U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of the Company or any Note Guarantor. Pursuant to customary release provisions in the indenture governing the Second Lien Notes, the Note Guarantors may be released from their guarantee of the Second Lien Notes (the “Second Lien Note Guarantees”). The Second Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

The Second Lien Notes and Second Lien Note Guarantees are senior indebtedness of the Company and the Note Guarantors, respectively, and rank equal in right of payment with all existing and future senior indebtedness of the Company and the Note Guarantors, respectively; senior in right of payment to all existing and future subordinated indebtedness of the Company and the Note Guarantors and guarantees thereof; and structurally subordinated to all existing and future indebtedness and other liabilities of any of the Company’s subsidiaries that do not guarantee the Second Lien Notes.

The Second Lien Notes and Second Lien Note Guarantees have the benefit of second-priority liens on the collateral of the Company and the Note Guarantors. Consequently, the Second Lien Notes rank effectively junior in priority to the Company’s obligations under the ABL Facility, the First Lien Notes and other first priority obligations (to the extent of the value of such collateral); equal with holders of other obligations secured pari passu with the Second Lien Notes (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral); and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Interest on the Second Lien Notes is payable at 4.69% per annum, semiannually to holders of record at the close of business on April 1st or October 1st immediately preceding the interest payment date on April 15th and October 15th of each year, commencing on April 15, 2015. The Company may redeem some or all of the Second Lien Notes at any time at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

The Second Lien Notes were recorded at their estimated fair value on the Effective Date, which was determined based on a market approach utilizing current market yields.

In the fourth quarter of 2015 and first quarter of 2016, the Company initiated a debt buyback program and repurchased $48 in aggregate principal amount of our Second Lien Notes for approximately $26, resulting in a net gain of $16. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 at the end of third quarter of 2015 to $202 as of December 31, 2016.

At December 31, 2016, the weighted average interest rate of the Company’s long term debt was 4.47%.

General

The indentures governing the First Lien Notes and the Second Lien Notes contain covenants that, among other things, limit the Company’s ability and the ability of certain of the Company’s subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) grant liens on assets; (iii) pay dividends or make distributions to the Company’s stockholders; (iv) repurchase or redeem capital stock or subordinated indebtedness; (v) make investments or acquisitions; (vi) enter into sale/leaseback transactions; (vii) incur restrictions on the ability of the Company’s subsidiaries to pay dividends or to make other payments to the Company; (viii) enter into transactions with the Company’s affiliates; (ix) merge or consolidate with other companies or transfer all or substantially all of the Company’s assets; and (x) transfer or sell assets.

As of December 31, 2016, the Company was in compliance with all the covenants included in the agreements governing its outstanding indebtedness.

Scheduled Maturities

Aggregate maturities of debt and minimum rentals under operating leases at December 31, 2016 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2017	$36	15
2018	—	11
2019	—	9
2020	—	7
2021	1,100	6
2022 and thereafter	202	15

Total	$1,338	$63

The Company’s operating leases consist primarily of vehicles, equipment, land and buildings. Rental expense under operating leases amounted to $15, $13, $4 and $16 for the years ended December 31, 2016, and December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively.

11. Equity

Common Stock

On the Effective Date, all previously issued and outstanding shares of the Predecessor Company’s common stock were canceled, as were all other previously issued and outstanding equity interests. On the Effective Date, the Company issued 7,475,000 shares of New Common Stock pursuant to the Section 1145 Rights Offering and 26,662,690 shares of New Common Stock pursuant to the 4(a)(2) Rights Offering. Additionally, the Company issued 2,060,184 shares of New Common Stock pursuant to the Backstop Commitment, including 1,475,652 shares of New Common Stock issued as consideration for the BCA Commitment Premium. A portion of the 1145 Rights Offering Stock issued to the Commitment Parties, and all of the 4(a)(2) Rights Offering Stock, are restricted securities under the Securities Act, and may not be offered, sold or otherwise transferred except in accordance with applicable restrictions. In addition, upon effectiveness of the Plan, the Company issued 11,791,126 shares of New Common Stock to holders of the Second Lien Notes pursuant to the Second Lien Notes Equity Distribution.

In accordance with the Plan, all shares of New Common Stock were automatically exchanged for one share of common stock, par value $0.01 per share, of MPM Holdings, which contributed the shares of New Common Stock to its wholly-owned subsidiary, MPM Intermediate Holdings Inc. As a result, MPM is a wholly owned subsidiary of MPM Intermediate Holdings Inc.

The shares of New Common Stock described above were exempt from registration under the Securities Act pursuant to (i) Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization, and/or (ii) Section 4(a)(2) of the Securities Act because the issuance did not involve any public offering. Momentive’s registration statement on Form S-1 (Registration No. 333-201338) initially filed December 31, 2014 (as amended, the “Form S-1”), which became effective on July 2, 2015, registered for resale 39,305,467 shares of the New Common Stock.

On November 7, 2014, the Company effected a reverse stock split and, as a result, 48 shares of the New Common Stock remained outstanding at December 31, 2014. At December 31, 2013, common stock consisted of 100 shares of Predecessor Company common stock issued and outstanding with a par value of one cent per share. At December 31, 2013, Old MPM Holdings represented the sole shareholder of the Company.

Paid-in Capital

Additional paid-in capital of the Successor Company at December 31, 2016 and December 31, 2015 primarily relates to the issuance of common stock in connection with the $600 Rights Offerings described above, $1 pertaining to issuance of company’s shares to certain Directors, as well as the conversion of the $30 BCA Commitment Premium and the Old Second Lien Notes into equity of the Successor Company (see Note 2).

12. Stock Option Plans and Stock Based Compensation

Management Equity Plan

On March 12, 2015, the Board of Directors of Momentive approved the MPM Holdings Inc. Management Equity Plan (the “MPMH Equity Plan”). Under the MPMH Equity Plan, Momentive can award no more than 3,818,182 shares which may consist of options, restricted stock units, restricted stock and other stock-based awards, qualifying as equity classified awards in accordance with ASC 718 “Compensation—Stock Compensation”. The restricted stock units are non-voting units of measurement which are deemed to be equivalent to one common share of Momentive. The options are options to purchase common shares of Momentive. The awards contain restrictions on transferability and other typical terms and conditions. The purpose of the MPMH Equity Plan is to assist the Company in attracting, retaining, incentivizing and motivating employees and Directors and to promote the success of the Company’s business by providing such participating individuals with a proprietary interest in the performance of the Company.

On April 10, 2015, the Compensation Committee of the Board of Directors of Momentive approved grants under the MPMH Equity Plan of restricted stock units and options to certain of the Company’s key managers, including the Company’s named executive officers and directors.

The following is a summary of key terms of the stock-based awards granted under the MPMH Equity Plan.

Award	Vesting Terms	Option/Unit Terms
Stock Options—Tranche A	Performance-based and market-based upon achievement of targeted common stock prices either through a sale or an IPO with certain conditions as such terms are defined by the MPMH Equity Plan	10 years
Stock Options—Tranche B	Performance-based and market-based upon achievement of targeted common stock prices either through a sale or an IPO with certain conditions as such terms are defined by the MPMH Equity Plan	10 years
Restricted Stock Units	Cliff vest four years after grant date; Immediate vesting upon a change in control event and ratable vesting in the event of an IPO as defined in the MPMH Equity Plan	NA
Directors Restricted Stock Units grant	Cliff vest annually after grant date; Immediate vesting upon a change in control event and ratable vesting in the event of an IPO as defined in the MPMH Equity Plan	NA

Stock Options

The estimated fair values of Stock Options granted and the assumptions used for the Monte Carlo option-pricing model were as follows:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Tranche A	Tranche B	Tranche A	Tranche B
Estimated fair values	$9.83	$8.93	$7.93	$7.62
Assumptions:
Strike Price	$10.25	$10.25	$20.33	$20.33
Risk-free interest rate	0.80%	0.80%	0.48%	0.48%
Expected term	1.62 years	1.62 years	1.73 years	1.73 years
Expected volatility	60.00%	60.00%	47.00%	47.00%
Tranche Market Threshold	$20.00	$25.00	$30.50	$40.66

The fair market value of the underlying stock price for the purpose of determining strike prices were derived mainly from a discounted cash-flow model. The risk-free interest rate has been determined on the yields for U.S. Treasury securities for a period approximating the expected term compounded continuously which changed from 0.48% on original grant date to 0.80% on modification. The expected term represents the average of anticipated exit scenarios which changed from 1.73 years on original grant date to 1.62 years on modification. The expected volatility, which changed from 47.00% on original grant date to 60.00% on modification, has been estimated based on the volatilities using a weighted peer group of companies which are deemed to be similar to our Company and is calculated using the expected term of the stock options granted. The Tranche Market Thresholds are the average targeted expected closing prices over 10 days in the event of the underlying stocks trading publicly.

Information on stock option activity is as follows:

	Year Ended December 31, 2016
	Tranche A		Tranche B
	Units	Weighted- Average Exercise Price per Share	Units	Weighted- Average Exercise Price per Share
Balance at beginning of the period	792,820	$20.33	792,820	$20.33
Granted	26,460	12.47	26,460	12.47
Exercised	—		—
Forfeited	(37,240)	10.25	(37,240)	10.25
Expired	—		—

Balance at end of the period	782,040	$10.33	782,040	$10.33

	Year Ended December 31, 2015
	Tranche A		Tranche B
	Units	Weighted- Average Exercise Price per Share	Units	Weighted- Average Exercise Price per Share
Balance at beginning of the period	—		—
Granted	910,420	$20.33	910,420	$20.33
Exercised	—		—
Forfeited	(117,600)	20.33	(117,600)	20.33
Expired	—		—

Balance at end of the period	792,820	$20.33	792,820	$20.33

As there have been no performance and market based achievements since the date of the original grant, there has been no compensation expense recorded during the fiscal year ended December 31, 2016 and fiscal year ended December 31, 2015. At December 31, 2016 and December 31, 2015, unrecognized compensation expense related to non-vested stock options was $15 and $12, respectively. Stock-based compensation cost related to stock options will be recognized once the satisfaction of the performance and market conditions becomes probable.

Restricted Stock Units

Information on Restricted Stock Units (“RSU”) activity is as follows:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Units	Grant date fair per Share	Units	Grant date fair per Share
Balance at beginning of the year	712,762	$20.33	—
Granted	93,446	10.92	817,251	$20.33
Vested	(29,520)	20.33	—
Forfeited	(42,848)	18.64	(104,489)	20.33
Expired	—		—

Balance at end of the year	733,840	$19.23	712,762	$20.33

The fair market values related to the RSUs at the different grant dates were derived from material financial weighted analysis of the Company’s value as implied at emergence from Chapter 11 Bankruptcy or by the sales of stock completed with related parties and adjusted to reflect current and future market conditions and the expected Company’s financial performances at the grant date. The material financial weighted analysis consisted of (i) a discounted cash flow analysis, (ii) a selected publicly traded company analysis and (iii) a selected transactions analysis. The employees’ and named executive officers’ RSUs are 100% vested upon the fourth anniversary of the date of grant (“Scheduled Vesting Date”) provided that the grantee remains continuously employed in active service by the Company or one of its affiliates from the date of grant through the Scheduled Vesting Date. The directors’ RSUs are 100% vested upon the first anniversary of the date of grant.

Additionally, vesting of the RSU grants could be accelerated: (i) upon a Sale of the Company occurring prior to the Scheduled Vesting Date, the RSUs, to the extent unvested, shall become fully vested, subject to the grantee’s continued employment through the effective date of such Sale; or (ii) upon an IPO occurring prior to the Scheduled Vesting Date, a graded percentage of the RSUs, shall become vested subject to the grantee’s continued employment through the effective date of the IPO.

There have been no performance and market based achievements since the date of the original grant. The fair value of the Company’s RSUs, net of forfeitures is expensed on a straight-line basis over the required service period.

Stock-based compensation expense related to the RSU awards was approximately $3 for both the fiscal year ended December 31, 2016 and fiscal year ended December 31, 2015. As of December 31, 2016 and December 31, 2015, unrecognized compensation related to RSU awards was $8 with weighted average remaining vesting period of 2.4 years and $10 with weighted average remaining vesting period of 3.2 years, respectively. Stock-based compensation cost related to RSU awards may be accelerated once the satisfaction of one of the performance conditions outlined becomes probable.

Although the MPMH Equity Plan, under which the above awards were granted, is sponsored by Momentive, the underlying compensation costs represent compensation costs paid for by Momentive on MPM’s behalf, as a result of the employees’ services to MPM. The Company intends to issue new stock to deliver shares under the MPMH Equity Plan.

Cancellation and Expiration of MPM’s Outstanding Old Equity Awards

As of the Effective Date, in conjunction with the MPM’s emergence from Chapter 11, all outstanding unvested unit options and restricted deferred units were canceled, effective immediately. In addition, all vested unit options to purchase units of Hexion Holdings (the Company’s prior ultimate parent) were modified to have an expiration date 90 days subsequent to the Effective Date, and on January 22, 2015, all such unit options expired unexercised.

Financial Statement Impact Old Equity Awards on MPM

Share-based compensation expense was recognized, net of estimated forfeitures, over the requisite service period on a graded-vesting basis, and is included in “Selling, general and administrative expense” in the Consolidated Statements of Operations. The Company adjusted compensation expense periodically for forfeitures.

The Company recognized share-based compensation expense of $0, less than $1, and $1 for the successor period from October 25, 2014 through December 31, 2014; the predecessor period from January 1, 2014 through October 24, 2014 and the years ended December 31, 2013, respectively, related to the old Equity Awards.

MPM Unit Option Activity

Following is a summary of activity under the Company’s unit option plans for the fiscal year ended December 31, 2014:

	Hexion Holdings Common Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	10,933,986	$2.69
Forfeited	(14,184)	$4.85

Outstanding at December 31, 2014	10,919,802	$2.68

All outstanding options as of December 31, 2014 subsequently expired on January 22, 2015.

The total amount of cash received and total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the successor period from October 25, 2014 through December 31, 2014; the predecessor period from January 1, 2014 through October 24, 2014 and the year ended December 31, 2013 was $0.

MPM’s Restricted Unit Activity

Following is a summary of activity under the Company’s restricted unit plan for the year ended December 31, 2014:

	Hexion Holdings Common Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2013	1,174,860	$1.92
Restricted units forfeited	(2,955)	$4.85
Restricted units canceled	(1,171,905)	$1.91

Nonvested at December 31, 2014	—	N/A

13. Income Taxes

For the years ended December 31, 2016 and 2015, successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company’s tax provision was computed based on the legal entity structure, as described in Note 1. Any tax benefit or valuation allowance related to net operating losses (“NOL”) was recognized and evaluated on a stand-alone basis.

The domestic and foreign components of (loss) income before income taxes are as follows:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Domestic	$(118)	$(92)	$(9)	$1,983
Foreign	(28)	20	(51)	(265)

Total	$(146)	$(72)	$(60)	$1,718

There were no material differences in the remaining Income Taxes items between Momentive and MPM.

Income tax expense (benefit) attributable to loss from operations consists of:

Successor	Current	Deferred	Total
Year ended December 31, 2016:
United States federal	$—	$(10)	$(10)
State and local	—	—	—
Non-U.S. jurisdictions	35	(7)	28

	$35	$(17)	$18

Year ended December 31, 2015:
United States federal	$—	$—	$—
State and local	—	—	—
Non-U.S. jurisdictions	19	(6)	13

	$19	$(6)	$13

Period from October 25, 2014 through December 31, 2014:
United States federal	$—	$—	$—
State and local	—	—	—
Non-U.S. jurisdictions	10	(10)	—

	$10	$(10)	$—

Predecessor
Period from January 1, 2014 through October 24, 2014:
United States federal	$2	$—	$2
State and local	—	—	—
Non-U.S. jurisdictions	14	20	34

	$16	$20	$36

Income tax expense attributable to (loss) income before income taxes was $18, $13, $0 and $36 for the year ended December 31, 2016 and 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax loss from continuing operations as a result of the following:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Income tax expense:
Computed expected tax (benefit) expense	$(50)	$(25)	$(21)	$603
State and local income taxes, net of federal income tax benefit	—	—	—	—
Increase (reduction) in income taxes resulting from:
Tax rate changes	(6)	(3)	—	1
Non-U.S. tax rate differential	(4)	(1)	4	(1)
Branch accounting effect	(17)	7	(23)	(22)
Withholding taxes	3	3	—	—
Valuation allowance	76	33	38	(695)
Reorganization and Fresh Start	—	—	—	101
Permanent differences	(1)	3	1	27
Bankruptcy costs	—	—	1	40
Change in permanent reinvestment assertion	—	—	(5)	(20)
Reserves for uncertain tax positions	17	(4)	5	2

Total	$18	$13	$—	$36

A significant portion of the Company’s foreign operations are conducted through entities which are treated as branches of the U.S. and thus subject to current U.S. taxation. As a result, the income or loss of each such branch operation is subject to taxation in its foreign jurisdiction of operation, as well as subject to current taxation in the U.S.

The rate reconciling item, “Valuation allowance” principally relates to the maintenance of a full valuation allowance for jurisdictions in which a valuation allowance had already been established based on the current year increase or decrease in net deferred tax assets in those jurisdictions.

The rate reconciling item, “Reserves for uncertain tax positions” for 2016 includes a payment of $9 related to the Company’s Italian tax court claim that was settled in 2016. In 2016, the Company also received a reimbursement of $9 under a tax indemnification agreement and included this in other non-operating expenses (net) in the Company’s Consolidated Statement of Operations.

The rate reconciling item, “Non-U.S. rate differential”, reflects the difference between the tax expense or benefit on pre-tax foreign income or loss at the local statutory rate, which is typically lower than 35%, after consideration of permanent differences, and the tax impact of the same pre-tax income or loss as computed at the U.S. statutory rate of 35%. The impact of the rate differential by jurisdiction was as follows:

Successor	Pre-Tax Income (Loss)	Statutory Rate(1)	Rate Effect
December 31, 2016:
China	$30	25.0%	$(3)
Germany	(86)	32.0%	3
Thailand	12	20.0%	(2)
Other(2)	16		(2)

			$(4)
December 31, 2015:
China	$12	25.0%	$(1)
Other(2)	8		—

			$(1)
December 31, 2014:
Germany	$(61)	31.2%	$2
Switzerland	(6)	14.4%	1
Japan	(14)	37.8%	—
Other(2)	6		1

			$4
Predecessor
October 24, 2014:
Germany	$(56)	31.2%	$1
Switzerland	3	14.4%	(1)
Japan	(25)	37.8%	(1)
Other(2)	32		—

			$(1)

(1)	The statutory rates included in the table above reflect the total statutory rates applied in each jurisdiction, including the impact of surcharges and local trade or enterprise taxes.
(2)	Other significant jurisdictions (and statutory rates) impacting the “Non-U.S. rate differential” includes: Korea 22% in 2016, 24% in 2015 and 2014), Thailand (20%), Hong Kong (16.5%), China (25%), Italy (27.5%), Switzerland (24% in 2015), and Germany (31.2%).

Due to the disregarded branch structure described above, an additional adjustment for “Branch accounting effect” records the tax impact of the foreign pre-tax income required to be included in the U.S. tax return at the U.S. statutory rate. This amount does not directly offset the “Non-U.S. rate differential” due primarily to the tax effect of inclusion of permanent GAAP to local tax differences in the “Non-U.S. rate differential”.

In the successor period from October 25, 2014 through December 31, 2014, the Company was able to assert permanent reinvestment and recorded the rate impact of the reversal of deferred tax recorded. During the predecessor period from January 1, 2014 through October 24, 2014, the Company reflected the change in foreign currency translation in the period due to the continued inability to assert permanent reinvestment. In 2013, due to going concern considerations, the Company changed its assertion with respect to its intention to permanently reinvest earnings outside the U.S. Accordingly, the tax effect of such change in assertion had been recorded in that year. As many of the Company’s operations are conducted in branch form, the impact of the change in this assertion primarily relates to the recognition of the tax effect of foreign currency gains and losses.

Under the Plan, a substantial portion of the Company’s pre-petition debt securities, revolving credit facilities and other obligations were extinguished. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of the market value of equity upon emergence from chapter 11 bankruptcy proceedings, the amount of U.S. CODI is approximately $1,733, which reduced the value of the Company’s U.S. NOL that had a value of $0 after valuation allowance. The amount of CODI in excess of the Company’s NOL reduced the tax basis in fixed assets and intangibles by $73. The actual reduction in tax attributes occurred on the first day of the Company’s tax year subsequent to the date of emergence.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 after adoption of ASU 2015-17 are presented below:

	Domestic		Foreign
	2016	2015	2016	2015
Deferred tax assets:
Inventory	$12	$13	$5	$2
Employee compensation	12	5	3	2
Unrealized foreign currency loss	13	19	1	2
Amortization	14	43	14	19
Depreciation	—	—	2	2
Pension	131	128	40	37
Net operating losses	132	87	102	103
Branch accounting future benefit	26	26	—	—
Reserves and accruals	23	13	8	6
Deferred interest deductions	—	—	61	65
Amortizable financing costs	8	10	—	—
Other	—	—	3	2

Total gross deferred tax assets	371	344	239	240
Less valuation allowance	(297)	(243)	(187)	(176)

Net deferred tax assets	74	101	52	64

Deferred tax liabilities:
Inventory	—	—	3	5
Reserves and accruals	—	—	1	1
Amortization	—	—	32	38
Depreciation	72	101	54	65
Withholding taxes and other	2	—	19	16

Total deferred tax liabilities	74	101	109	125

Net deferred tax liability	$—	$—	$(57)	$(61)

In 2016, $6 of U.S. deferred tax assets related to unrealized foreign currency losses, and related valuation allowance, were removed from the deferred tax table due to management’s expectation that the realization of a future tax benefit for these losses was remote.

NOL Schedule

Country	NOL Value
United States	$368
Germany	245
Japan	45
Thailand	28
Other	18

Total	$704

For the year ended December 31, 2016 and 2015, successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, the Company had available approximately $704, $585, $423, and $376 of gross NOL carryforwards with expiration dates ranging from one year to indefinite that may be applied against future taxable income, respectively. In addition, none of the $368 U.S. NOL carryforwards are subject to dual consolidated loss rules. The NOL for the United States and Japan will begin to expire in 2034 and 2017, respectively. The NOL for Thailand will begin to expire in 2017. The NOL for Germany has no expiration date.

As a result of exiting bankruptcy, there was a change of ownership for the Company’s German entity. For German tax purposes, a change of ownership would trigger a limitation on the NOL carryforwards as of the date of the change in ownership. The limitation would disallow the entire NOL except for any amount that could be offset against any built in gain that existed at the ownership change. The Company has estimated the built in gain and concluded there is enough to support the NOL at the ownership change which is supported by a completed valuation of the German business. Since there is a valuation allowance against the German NOL deferred tax asset, a change in NOL would decrease the deferred tax asset and corresponding valuation allowance.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefit of most of their net deferred tax assets. As of December 31, 2016 and 2015, in some jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance. However, there are exceptions for certain non-U.S. jurisdictions where, based on management’s assessment, it is more likely than not the net deferred tax asset will be realized.

For the year ended December 31, 2016, the company recorded an increase in valuation allowance of $65, comprised of an increase in the U.S. valuation allowances of $54 and an increase in the foreign valuation allowance of $11. The change in the U.S. and non-U.S. valuation allowances recorded to reflect current activity of the U.S. and non-U.S. entities that have previously established valuation allowances. For the year ended December 31, 2015, the Company recorded a decrease in valuation allowances of $110, comprised of a increase in the U.S. valuation allowances of $137, partially offset by a decrease in the foreign valuation allowances of $27. The change in U.S. valuation allowances was primarily attributable to the impact of the reorganization adjustments to reflect the reduction in tax attributes as a result of the Company’s emergence from bankruptcy (see Note 2), as well as the application of fresh start accounting (see Note 3). The decrease in foreign valuation allowances of $27 was primarily attributable to valuation allowances of $21 recorded to reflect current activity of the non-U.S. entities that have previously established valuation allowances, partially offset by the reversal of the valuation allowance previously established against net deferred tax assets in China.

Under branch accounting, the inclusion of the non-U.S. operations in the U.S. income tax return requires the establishment of a deferred tax asset or liability to offset the foreign affiliates’ tax consequences; eliminating a duplicative deferred tax benefit or expense. The branch accounting future benefit deferred tax asset of $26 at both December 31, 2016 and 2015, principally represents the offset to the non-U.S. affiliates deferred tax liabilities of $57 and $61 as of December 31, 2016 and 2015, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Successor Balance at December 31, 2014	$51

Additions for tax positions of the current year	4
Additions for tax positions of the prior years	3
Reductions for tax positions of prior years	(9)
Settlements	(1)
Statute of limitations expiration	(11)
Foreign currency translation	(1)

Successor Balance at December 31, 2015	$36

Additions for tax positions of the current year	6
Additions for tax positions of the prior years	8
Reductions for tax positions of prior years	(2)
Settlements	(5)
Statute of limitations expiration	(4)
Foreign currency translation	—

Successor Balance at December 31, 2016	$39

Liabilities for unrecognized tax benefits as of December 31, 2016 relate to various domestic and foreign jurisdictions. If recognized, all of the unrecognized tax benefits as of December 31, 2016 would reduce the Company’s effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2016 and 2015, the Company has recorded a liability of approximately $6 and $4, respectively, for interest and penalties.

In 2016, the Company settled tax-related claims in an Italian court for $9 which included $4 of interest and penalties. In 2016, the Company also received a reimbursement of $9 under a tax indemnification agreement and included this in other non-operating expenses (net) in the Company’s Consolidated Statement of Operations.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world with examinations ongoing in a few of those jurisdictions including Canada, Germany, India, Italy and Korea. Such major jurisdictions with open tax years are as follows: United States 2006-2016, China, 2006-2016, Germany 2006-2016, Italy 2011-2016, India 2011-2016, Switzerland 2016, Singapore 2012-2016, Japan 2010-2016, Thailand 2011-2016, Hong Kong 2011-2016, Canada 2009-2014 and Brazil 2011-2016. Unrecognized tax benefits are not expected to change significantly over the next 12 months.

The Company is recognizing the earnings of non-U.S. operations currently in its U.S. consolidated income tax return as of December 31, 2016 and is expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the U.S. The Company has accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, the Company has certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement.

14. Commitments and Contingencies

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $3 and $3 at December 31, 2016 and December 31, 2015, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable, all of which are included in “Other current liabilities” in the Consolidated Balance Sheets.

Purchase Commitments

The Company has signed multi-year agreements with vendors in order to obtain favorable pricing and terms on products that are necessary for the ongoing operation of its business. Under the terms of these agreements, the Company has committed to contractually specified minimums over the contractual periods. A majority of these contractual commitments are related to the off-take agreement with ASM (see Note 7). As of December 31, 2016, future contractual minimums are as follows:

Year	Total
2017	$127
2018	111
2019	97
2020	91
2021	72
2022 and beyond	352

Total minimum payments	850

Less: Amount representing interest	(94)

Present value of minimum payments	$756

Environmental Matters

The Company is involved in certain remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs at each site are based on the Company’s best estimate of discounted future costs. As of both December 31, 2016 and December 31, 2015, the Company had recognized obligations of $13 for remediation costs at the Company’s manufacturing facilities and offsite landfills. These amounts are included in “Other long-term liabilities” in the Consolidated Balance Sheets.

Waterford, NY Site

The Company currently owns and operates a manufacturing site in Waterford, NY. In 1988, a consent decree was signed with the State of New York which requires recovery of groundwater at the site to contain migration of specified contaminants in the groundwater. A groundwater pump and treat system and groundwater monitoring program are currently operational to implement the requirements of this consent decree.

Due to the long-term nature of the project and the uncertainty inherent in estimating future costs of implementing this program, this liability was recorded at its net present value of $8, which assumes a 3% discount rate and a time period of 50 years. The undiscounted liability, which is expected to be paid over the next 50 years, is approximately $17. Over the next five years the Company expects to make ratable payments totaling $2.

15. Pension and Postretirement Benefits

Domestic Pension Plans

Most U.S. employees participate in the Company’s U.S. defined benefit plan, with a pension formula based on years of service and final average earnings. The plan was frozen for salaried exempt employees in 2012.

Effective December 31, 2013 the plan was frozen for non- grandfathered employees covered by a collective bargaining agreement negotiated in 2013. Effective December 31, 2014, benefits in the U.S. pension plan were frozen for all non-grandfathered employees covered by a collective bargaining agreement negotiated in 2014, and the plan was frozen to all new entrants.

Substantially all U.S. employees may also participate in the Company’s defined contribution plan. Under this plan, eligible employees may invest a portion of their earnings on a before or after tax basis, with the Company matching between 50% of the first 7% of eligible earnings and 100% of the first 5% of eligible earnings. In conjunction with the freeze of the U.S. pension benefit, the Company enhanced its defined contribution plan for impacted employees by providing a Company match up to 5% of the eligible compensation. The Company also provides an annual retirement contribution to employees not eligible to earn pension benefits, which is a contribution ranging from 3% to 7% of eligible compensation that is be deposited in the accounts of eligible employees each year based on years of service. Finally, the Company also instituted an achievement match for employees not eligible to earn pension benefits, which is an additional employer match up to 1.25% that will be deposited into the accounts of eligible employees each year if global incentive targets are achieved.

Foreign Pension Plans

Outside the U.S., the Company maintains its principal defined benefit pension plans in Germany, Japan, the Netherlands and Switzerland (collectively, Foreign or Foreign Pension Plans). The Company maintains additional defined benefit pension plans in various other locations.

The Company’s defined benefit pension plans in Germany cover substantially all of its employees. These plans are not funded and benefits are paid directly by the Company to retirees. The benefit is based on a cumulative benefit earned over the employee’s service period. Benefits vest upon five years of service and the attainment of age 25.

The Company’s defined benefit pension plan in Japan covers most employees, but was frozen to new entrants in 2012. The benefits of the Company’s Japanese pension plan are based on years of service and the employee’s three highest years of compensation during the last 10 years of employment. The pension plan assets are managed by a variety of Japanese financial institutions. Employees hired after 2012 are eligible for benefits under a defined contribution plan.

In Switzerland, the Company’s defined benefit plan provides pension, death and disability benefits to substantially all employees. Benefits are based on participants’ accumulated account balances plus an annuity conversion factor established by the Swiss government. The pension liability is administered through a collective foundation.

The Company also offers a defined benefit pension plan to its employees in the Netherlands. The plan has a career average formula and is funded through an insurance company. The Company’s pension expense associated with contributions to these pension plans was less than $1 for the successor year ended December 31, 2016, successor period from October 25, 2014 to December 31, 2014, the predecessor period from January 1, 2014 through October 24, 2014, and for the predecessor year ended December 31, 2014.

Postretirement Plans

The Company’s U.S. health and welfare plan provides benefits to pay medical expenses, dental expenses, flexible spending accounts for otherwise unreimbursed expenses, short-term disability benefits, and life and accidental death and dismemberment insurance benefits. Retirees share in the cost of healthcare benefits. The Company funds retiree healthcare benefits on a pay-as-you-go basis. The Company uses a December 31 measurement date for this plan. The Company also provides non-pension postretirement benefit plans to certain Brazilian associates. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees that contributed towards coverage while actively employed, with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$216	$184	$223	$190	$86	$—	$88	$—
Service cost	6	10	9	10	1	—	2	—
Interest cost	9	3	9	3	2	—	4	—
Actuarial (gains) losses	14	18	(21)	(1)	(1)	1	(4)	—
Foreign currency exchange rate changes	—	(3)	—	(14)	—	—	—	—
Benefits paid	(4)	(5)	(3)	(4)	(4)	—	(4)	—
Plan amendments	—	—	2	—	(31)	—	—	—
Plan curtailments	—	—	(3)	—	—	—	—	—
Plan settlements	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Benefit obligation at end of period	241	207	216	184	53	1	86	—

Change in Plan Assets
Fair value of plan assets at beginning of period	114	34	116	32	—	—	—	—
Actual return on plan assets	7	—	(4)	1	—	—	—	—
Foreign currency exchange rate changes	—	—	—	(1)	—	—	—	—
Employer contributions	5	6	5	6	4	—	4	—
Benefits paid	(4)	(5)	(3)	(4)	(4)	—	(4)	—
Plan settlements	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Fair value of plan assets at end of period	122	35	114	34	—	—	—	—

Funded status of the plan at end of period	$(119)	$(172)	$(102)	$(150)	$(53)	$(1)	$(86)	$—

	Pension Benefits				Non-Pension Postretirement Benefits
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Other current liabilities	$(1)	$(2)	$—	$(1)	$(3)	$—	$(4)	$—
Long-term pension and post employment benefit obligations	(118)	(170)	(102)	(149)	(50)	(1)	(82)	—
Accumulated other comprehensive (income) loss	1	(1)	1	(1)	(17)	—	—	—

Net amounts recognized	$(118)	$(173)	$(101)	$(151)	$(70)	$(1)	$(86)	$—
Amounts recognized in Accumulated other comprehensive income at December 31 consist of:
Net actuarial (gain) loss	$—	$—	$—	$—	$—	$—	$—	$—
Net prior service (benefit) cost	1	(1)	1	(1)	(28)	—	—	—
Deferred income taxes	—	—	—	—	11	—	—	—

Net amounts recognized	$1	$(1)	$1	$(1)	$(17)	$—	$—	$—
Accumulated benefit obligation	$227	$198	$204	$175
Accumulated benefit obligation for funded plans	(241)	(207)	(217)	(184)
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$241	$207	$216	$184
Aggregate accumulated benefit obligation	227	198	204	175
Aggregate fair value of plan assets	122	35	114	34
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$241	$207	$216	$184
Aggregate fair value of plan assets	122	35	114	34

The net unrecognized actuarial losses were eliminated and remeasured to $0 at October 24, 2014 as a result of the application of fresh start accounting (see Note 3).

Beginning in the successor period from October 25, 2014 through December 31, 2014, as a result of certain accounting policy changes adopted in connection with fresh start accounting, actuarial gains and losses previously recognized in accumulated other comprehensive income are recognized directly as a component of earnings in the Consolidated Statements of Operations.

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro versus the U.S. dollar.

Following are the components of net pension and postretirement expense recognized for the successor years ended December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014; and the predecessor period from January 1, 2014 through October 24, 2014, respectively:

	Pension Benefits
	U.S. Plans
	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Service cost	$6	$9	$2	$7
Interest cost on projected benefit obligation	9	9	1	7
Expected return on assets	(9)	(9)	(1)	(7)
Curtailment gain[1]	—	(3)	—	—
Recognized actuarial loss (gain)[2]	15	(8)	4	—
Amortization of net losses	—	—	—	—

Net expense	$21	$(2)	$6	$7

	Pension Benefits
	Non-U.S. Plans
	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Service cost	$10	$10	$1	$6
Interest cost on projected benefit obligation	3	3	1	4
Expected return on assets	(1)	(1)	—	(1)
Recognized actuarial loss (gain)[2]	18	(1)	11	—
Amortization of net losses	—	—	—	1
Curtailment gain	—	—	—	—
Settlement loss	—	—	—	—

Net expense	$30	$11	$13	$10

(1)	The curtailment gain recognized on pension benefits during the fiscal year ended December 31, 2015 relates to the re-measurement of the pension benefit obligation in conjunction with plan provision changes for non-exempt employees not subject to a collective bargaining agreement (“impacted employees”). The Company recorded this gain in Selling, general and administrative expense in the Consolidated Statements of Operations.
(2)	The actuarial loss (gain) recognized on pension benefits during the fiscal year ended December 31, 2016, December 31, 2015 and December 31, 2014 mainly relates to the increase/decrease in projected benefit obligation due to the decrease in discount rate as a result of the annual re-measurement. The Company recorded this gain in Selling, general and administrative expense in the Consolidated Statements of Operations.

	Non-Pension Postretirement Benefits
	U.S. Plans
	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Service cost	$1	$2	$—	$2
Interest cost on projected benefit obligation	2	4	1	3
Amortization of prior service benefit	(3)	—	—	—
Amortization of net gain	—	(4)	—	—

Net expense	$—	$2	$1	$5

Expense related to non-U.S. non-pension postretirement benefits was less than $1 each for the years ended December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014; and the predecessor period from January 1, 2014 through October 24, 2014, respectively.

The following amounts were recognized in “Other comprehensive loss” during the period from January 1, 2016 through December 31, 2016:

	Pension Benefits		Non-Pension Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial losses arising during the year	$15	$18	$(1)	$1	$14	$19
Prior service cost from plan amendments	(1)	—	(30)	—	(31)	—
Amortization of prior service (cost) benefit	—	—	3	—	3	—
Amortization of net losses	(15)	(18)	1	(1)	(14)	(19)

Gain loss recognized in other comprehensive loss	(1)	—	(27)	—	(28)	—
Deferred income taxes	—	—	11	—	11	—

Gain recognized in other comprehensive loss, net of tax	$(1)	$—	$(16)	$—	$(17)	$—

The following amounts were recognized in “Other comprehensive loss” during the period from January 1, 2015 through December 31, 2015:

	Pension Benefits		Non-Pension Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Prior service cost from plan amendments	$1	$—	$—	$—	$1	$—

Loss recognized in other comprehensive loss	1	—	—	—	1	—
Deferred income taxes	—	—	—	—	—	—

Loss recognized in other comprehensive loss, net of tax	$1	$—	$—	$—	$1	$—

The amounts in “Accumulated other comprehensive income” at December 31, 2016 that are expected to be recognized as components of net periodic benefit cost during the next fiscal year is approximately $4.

Determination of Actuarial Assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, these assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as the Plan’s investment advisors, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	4.2%	1.5%	4.5%	1.9%	4.1%	11.2%	4.4%	12.6%
Rate of increase in future compensation levels	3.0%	2.9%	3.3%	2.9%	—	—	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	—	—	6.8%	11.1%	6.8%	11.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	—	—	4.5%	7.0%	4.5%	7.1%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2023	2024	2023	2023

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014; and the predecessor period from January 1, 2014 through October 24, 2014, respectively:

	Pension Benefits
	U.S. Plans				Non-U.S. Plans
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Discount rate	4.5%	4.2%	4.4%	5.1%	2.2%	1.9%	2.6%	2.8%
Rate of increase in future compensation levels	3.3%	3.3%	3.5%	3.5%	3.1%	2.9%	2.9%	2.6%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	7.5%	2.4%	1.9%	2.1%	2.3%

	Non-Pension Postretirement Benefits
	U.S. Plans				Non-U.S. Plans
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Discount rate	4.4%	4.1%	4.2%	4.8%	12.6%	11.3%	12.0%	12.2%

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for U.S. non-pension postretirement benefits by $1 and service cost and interest cost by a negligible amount. The impact on non-U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments. Investment risk and performance is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target
	2016	2015
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	53%	52%	59%
Debt securities	47%	48%	41%
Cash, short-term investments and other	—%	—%	—%

Total	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	25%	27%	22%
Debt securities	20%	20%	19%
Cash, short-term investments and other	55%	53%	59%

Total	100%	100%	100%

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Fair Value Measurements Using
	2016				2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds(a)	$—	$30	$—	$30	$—	$33	$—	$33
Small/mid cap equity funds(a)	—	10	—	10	—	4	—	4
Other international equity(a)	—	24	—	24	—	21	—	21
Debt securities/fixed income(b)	—	58	—	58	—	56	—	56

Total	$—	$122	$—	$122	$—	$114	$—	$114

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Fair Value Measurements Using
	2016				2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Other international equity(a)	$—	$15	$—	$15	$—	$15	$—	$15
Debt securities/fixed income(b)	—	14	—	14	—	14	—	14
Pooled insurance products with fixed income guarantee(a)	—	5	—	5	—	4	—	4
Cash, money market and other(c)	—	1	—	1	—	1	—	1

Total	$—	$35	$—	$35	$—	$34	$—	$34

(a)	Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.
(b)	Level 2 fixed income securities are valued using a market approach that includes various valuation techniques and sources, primarily using matrix/market corroborated pricing based on observable inputs including yield curves and indices.
(c)	Cash, money market and other securities include mutual funds, certificates of deposit and other short-term cash investments for which the share price is $1 or book value is assumed to equal fair value due to the short duration of the investment term.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $21 to its defined benefit pension plans in 2017.

Estimated future plan benefit payments as of December 31, 2016 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2017	$5	$4	$3	$—
2018	6	5	3	—
2019	7	5	3	—
2020	8	6	3	—
2021	10	6	3	—
2022-2026	66	35	15	—

16. Segment and Geographic Information

The Company’s segments are based on the products that the Company offers and the markets that it serves. At December 31, 2016, the Company’s had two reportable segments: Silicones and Quartz.

The Silicones business is engaged in the manufacture, sale and distribution of silanes, specialty silicones and urethane additives. The Quartz business is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. The Company’s segments are organized based on the nature of the products they produce.

The Company’s organizational structure continues to evolve. It is also continuing to refine its business and operating structure to better align its services to its customers and improve its cost position, while continuing to invest in global growth opportunities.

Following are net sales and Segment EBITDA by reportable segment. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items and certain other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

In 2015, we redefined our internal reporting structure and now allocate additional administrative functional costs to the operating segments. The current presentation of Segment EBITDA includes a Corporate component rather than the Other component previously disclosed. Corporate is primarily corporate, general and administrative expenses that are not allocated to the segments, such as certain shared service and administrative functions. Segment EBITDA for all periods presented was retrospectively revised to conform with the current presentation.

Net Sales(1):

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Silicones	$2,061	$2,112	$431	$1,866
Quartz	172	177	34	145

Total	$2,233	$2,289	$465	$2,011

Segment EBITDA:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Silicones(2)	$257	$201	$44	$213
Quartz	20	27	6	17
Corporate	(39)	(34)	(4)	(38)

Total	$238	$194	$46	$192

Depreciation and Amortization:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Silicones	$156	$127	$18	$127
Quartz	29	26	4	20

Total	$185	$153	$22	$147

Capital Expenditures:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Silicones	$109	$96	$20	$52
Quartz	14	15	4	10

Total	$123	$111	$24	$62

Total Assets as of December 31(3):

	2016	2015
Silicones	$2,324	$2,364
Quartz	273	290
Corporate	9	9

Total	$2,606	$2,663

(1)	Inter-segment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Included in the Silicones segment’s Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $1, $2, $0, and $3 for the years ended December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014 and predecessor period from January 1, 2014 through October 24, 2014, respectively.
(3)	Cash and cash equivalents that were originated by the Silicones and Quartz operating segments are included within the total assets of Silicones and Quartz, respectively. Deferred income tax assets are included within Corporate as reconciling amounts to the Company’s total assets as presented on the Consolidated Balance Sheets.

Reconciliation of Net (Loss) Income to Segment EBITDA:

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net (loss) income	$(163)	$(83)	$(60)	$1,685
Interest expense, net	76	79	15	162
Income tax expense	18	13	—	36
Depreciation and amortization	185	153	22	147
Gain on extinguishment and exchange of debt	(9)	(7)	—	—

EBITDA	$107	$155	$(23)	$2,030
Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$26	$15	$46	$114
Unrealized gains (losses) on pension and postretirement benefits	33	(16)	15	—
Restructuring and other costs	70	32	5	20
Reorganization items, net	2	8	3	(1,972)

Total adjustments	131	39	69	(1,838)

Segment EBITDA	$238	$194	$46	$192

Segment EBITDA:
Silicones	257	201	44	213
Quartz	20	27	6	17
Corporate	(39)	(34)	(4)	(38)

Total	$238	$194	$46	$192

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net (loss) income	$(161)	$(82)	$(60)	$1,685
Interest expense, net	76	79	15	162
Income tax expense	18	13	—	36
Depreciation and amortization	185	153	22	147
Gain on extinguishment and exchange of debt	(9)	(7)	—	—

EBITDA	$109	$156	$(23)	$2,030

Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$26	$15	$46	$114
Unrealized gains (losses) on pension and postretirement benefits	33	(16)	15	—
Restructuring and other costs	70	32	5	20
Reorganization items, net	2	8	3	(1,972)

Total adjustments	131	39	69	(1,838)

Segment EBITDA	$240	$195	$46	$192

Segment EBITDA:
Silicones	257	201	44	213
Quartz	20	27	6	17
Corporate	(37)	(33)	(4)	(38)

Total	$240	$195	$46	$192

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses. For the years ended December 31, 2016 and December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014, these charges primarily represented net realized and unrealized foreign currency transaction losses and losses on the disposal and impairment of certain assets. For the years ended December 31, 2016 and December 31, 2015, these charges also include stock based compensation expenses.

Unrealized gains (losses) on pension and postretirement benefits represented non-cash actuarial losses recognized upon the re-measurement of our pension and postretirement benefit obligations, which after the Effective Date, are recognized in the Consolidated Statements of Operations, and were driven by a decrease in discount rates, other demographic assumptions and asset performance. Restructuring and other costs for all periods primarily included expenses from our restructuring and cost optimization programs. For the year ended December 31, 2016, these amounts also included costs arising from the union strikes inclusive of unfavorable manufacturing variances at our Waterford, NY and Willoughby, OH facilities, costs due to a fire at our Leverkusen, Germany facility, and recovery of Italian tax claims from GE. For the predecessor period from January 1, 2014 through October 24, 2014, these amounts also included costs associated with restructuring the Company’s capital structure incurred prior to the Bankruptcy Filing, and were partially offset by a gain related to a claim settlement. Reorganization items, net represented incremental costs incurred directly as a result of the Bankruptcy Filing. For the successor years ended December 31, 2016 and December 31, 2015, successor period from October 25, 2014 through December 31 2014, these amounts were primarily related to certain professional fees. For the predecessor period from January 1, 2014 through October 24, 2014, these amounts included certain professional fees, the BCA Commitment Premium and financing fees related to our DIP Facilities, as well as the impact of the Reorganization Adjustments and the Fresh Start Adjustments (see Note 3).

Geographic Information:

The following tables show data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer. Total long-lived assets consist of property and equipment, net of accumulated depreciation, intangible assets, net of accumulated amortization and goodwill.

Net Sales(1):

	Successor			Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
United States	$741	$771	$187	$617
Germany	620	636	105	629
China	208	302	37	174
Japan	273	184	67	254
Other International	391	396	69	337

Total	$2,233	$2,289	$465	$2,011

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets as of December 31:

	2016	2015
United States	$765	$777
Germany	203	232
China	157	178
Japan	322	321
Other International	162	166

Total	$1,609	$1,674

17. Changes in Accumulated Other Comprehensive Income

Following is a summary of changes in “Accumulated other comprehensive income” for the year ended December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014:

	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Balance at December 31, 2014	$1	$(29)	$(28)
Other comprehensive (loss) income before reclassifications, net of tax	(1)	(63)	(64)
Amounts reclassified from Accumulated other comprehensive income, net of tax(1)	—	—	—

Net other comprehensive loss	(1)	(63)	(64)

Balance at December 31, 2015	$—	$(92)	$(92)
Other comprehensive (income) loss before reclassifications, net of tax	20	(1)	19
Amounts reclassified from Accumulated other comprehensive income (loss), net of tax(1)	(3)	—	(3)

Net other comprehensive income (loss)	17	(1)	16

Balance at December 31, 2016	$17	$(93)	$(76)

(1)	Other comprehensive income related to defined benefit pension and postretirement plans for the fiscal year ended December 31, 2016 represents the recognition of net prior service benefit following certain plan provision changes, reduced by amortization of net prior service benefit during fiscal year ended December 31, 2016 (see Note 15).

	Amount Reclassified From Accumulated Other Comprehensive Income
	Successor			Predecessor
Amortization of defined benefit pension and other postretirement benefit items:	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Location of Reclassified Amount in Income
Prior service costs	$4	$—	$1	(1)
Actuarial losses	—	—	—	(1)

Total before income tax	4	—	1	—
Income tax benefit	(1)	—	—		Income tax expense

Total	$3	$—	$1	$—

(1)	These accumulated other comprehensive income components are included in the computation of net pension and postretirement benefit expense (see Note 15).

18. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share attributable to Momentive for the years ended December 31, 2016, December 31, 2015, the successor period from October 25, 2014 through December 31, 2014 and the predecessor period from January 1, 2014 through October 24, 2014:

	Successor			Predecessor
(in millions, except share data)	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014
Net loss	$(163)	$(83)	$(60)	$1,685

Weighted average common shares—basic	48,050,048	48,015,685	47,989,000	100
Effect of dilutive potential common shares	—	—	—	—

Weighted average shares outstanding—diluted	48,050,048	48,015,685	47,989,000	100

Net loss per share—basic	$(3.39)	$(1.73)	$(1)	$16,850,000

Net income loss per share—diluted	$(3.39)	$(1.73)	$(1)	$16,850,000

Potentially dilutive employee share-based awards, excluded	—	181,869	—	—

Employee equity share options, unvested shares and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options, unvested restricted stock, and restricted stock units. The dilutive effect of such equity awards is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are collectively assumed to be used to repurchase shares.

Due to the net loss recognized for the fiscal year ended December 31, 2015, there is no effect for potentially dilutive 181,869 shares.

19. Guarantor/Non-Guarantor Subsidiary Financial Information

As of December 31, 2016, MPM had outstanding $1,100 in aggregate principal amount of the First Lien Notes and $202 in aggregate principal amount of the Second Lien Notes. The notes are fully and unconditionally guaranteed on a senior secured basis by each of MPM’s existing U.S. subsidiaries that is a guarantor under MPM’s ABL Facility and the Company’s future U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of the Company or any of the guarantor subsidiaries of MPM under the related indenture (the “Note Guarantors”). The following condensed consolidated financial information presents the Condensed Consolidated Balance Sheets as of December 31, 2016 and 2015, the Condensed Consolidated Statements of Operations for the fiscal years ended December 31, 2016, 2015 and 2014 and Condensed Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2016, 2015 and 2014 of (i) MPM (Parent); (ii) the guarantor subsidiaries; (iii) the non-guarantor subsidiaries; and (iv) MPM on a consolidated basis.

These financial statements are prepared on the same basis as the consolidated financial statements of MPM except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. The guarantor subsidiaries are 100% owned by Parent and all guarantees are full and unconditional, subject to certain customary release provisions set forth in the applicable Indenture.

Additionally, the ABL Facility is secured by, among other things, most of the assets of the Parent, the guarantor subsidiaries and certain non-guarantor subsidiaries, subject to certain exceptions and permitted liens. There are no significant restrictions on the ability of Parent to obtain funds from its domestic subsidiaries by dividend or loan. The indentures governing the First Lien Notes and the Second Lien Notes contain covenants that, among other things, limit MPM’s ability and the ability of certain of the Company’s subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) grant liens on assets; (iii) pay dividends or make distributions to MPM’s stockholders; (iv) repurchase or redeem capital stock or subordinated indebtedness; (v) make investments or acquisitions; (vi) enter into sale/leaseback transactions; (vii) incur restrictions on the ability of MPM’s subsidiaries to pay dividends or to make other payments to us; (viii) enter into transactions with MPM’s affiliates; (ix) merge or consolidate with other companies or transfer all or substantially all of the MPM’s assets; and (x) transfer or sell assets.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0, $0 and $4, respectively)	$39	$1	$188	$—	$228
Accounts receivable	—	77	203	—	280
Due from affiliates	—	86	41	(127)	—
Inventories:
Raw materials	—	71	48	—	119
Finished and in-process goods	—	118	153	—	271
Other current assets	—	16	34		50

Total current assets	39	369	667	(127)	948
Investment in unconsolidated entities	1,556	257	20	(1,813)	20
Deferred income taxes	—	—	9	—	9
Other long-term assets	—	1	19	—	20
Intercompany loans receivable	264	927	51	(1,242)	—
Property and equipment, net	—	526	549	—	1,075
Goodwill	—	105	106	—	211
Other intangible assets, net	—	136	187	—	323

Total assets	$1,859	$2,321	1,608	$(3,182)	$2,606

Liabilities and Equity (Deficit)
Current liabilities:
Accounts payables	$—	$64	$174	$—	$238
Due to affiliates	—	41	86	(127)	—
Debt payable within one year	—	—	36	—	36
Interest payable	11	—	—	—	11
Income taxes payable	—	—	8	—	8
Accrued payroll and incentive compensation	—	35	26	—	61
Other current liabilities	—	41	81	—	122

Total current liabilities	11	181	411	(127)	476
Long-term liabilities:
Long-term debt	1,167	—	—	—	1,167
Intercompany loans payable	197	401	644	(1,242)	—
Pension liabilities	—	168	173	—	341
Deferred income taxes	—	—	66	—	66
Other long-term liabilities	—	15	57	—	72

Total liabilities	1,375	765	1,351	(1,369)	2,122

Total equity (deficit)	484	1,556	257	(1,813)	484

Total liabilities and (deficit) equity	$1,859	$2,321	$1,608	$(3,182)	$2,606

20. Subsequent Events

Between the beginning of November 2016 and the middle of February 2017, approximately 600 workers at our Waterford, NY facility were on strike in response to not reaching agreement on the terms for a new contract after the previous contract expired in June 2016. The new contract involving the Local 81359 and Local 81380 unions in our Waterford, NY site and the Local 84707 union in our Willoughby, OH site was ratified by union membership in February 2017 and is effective until June 2019.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MPM Holdings Inc.

In our opinion, the accompanying consolidated statements of operations, of comprehensive (loss) income, of equity (deficit) and of cash flows for the period from January 1, 2014 through October 24, 2014 of MPM Holdings Inc. and its subsidiaries (Predecessor), present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2014 through October 24, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company filed a petition on April 13, 2014 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Plan was substantially consummated on October 24, 2014 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

April 14, 2015, except for the change in the composition of reportable segments disclosed in Note 16, as to which the date is June 17, 2015.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MPM Holdings Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive (loss) income, of equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MPM Holdings Inc. and its subsidiaries (Successor) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2016 and 2015 and for the period from October 25, 2014 through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Company’s Plan on September 11, 2014. Confirmation of the Plan resulted in the discharge of certain claims against the Company that arose before April 13, 2014 and substantially alters rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on October 24, 2014 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of October 24, 2014.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut

March 10, 2017

36,512,329 Shares

MPM Holdings Inc.

COMMON STOCK

PROSPECTUS

April 28, 2017